SOUTHWEST COMMUNITY BANCORP



2005 ANNUAL REPORT

EIGHT YEARS OF HARD WORK RESULTS IN AN OUTSTANDING SHAREHOLDER OPPORTUNITY

A vision that began in April 1995 with only a handful of business leaders culminated on December 1, 1997 with the establishment of Southwest Community Bank in Encinitas, California. After eight years of consistent record growth in earnings, assets and market share, our efforts have resulted in the Board's receipt and acceptance of an offer to sell Southwest Community Bancorp and subsidiaries to Placer Sierra Bancshares (NASDAQ: PLSB). The all-stock transaction is for $175 million in aggregate consideration, or approximate per share consideration of $38.97, consisting of Placer Sierra Bancshares common stock for all the outstanding common stock and warrants of Southwest Community Bancorp.

The specifics of the proposed transaction are detailed in a Joint Proxy Statement/Prospectus being issued by both Southwest Community Bancorp and Placer Sierra Bancshares in connection with the shareholders' meetings scheduled to consider and approve the merger.

Shareholders are strongly encouraged to read the Joint Proxy Statement/Prospectus carefully before making a voting decision.

The transaction multiples of 20.5 times the last twelve months earnings and 350% of tangible book value at December 31, 2005 reflect the Company's performance since its inception. Shareholders will also benefit from the receipt of Placer Sierra's shares that are both more liquid and are currently paying a higher quarterly dividend.

Customers and employees benefit by being part of an approximate $2.7 billion bank with 49 full-service banking centers stretching from Northern California to downtown San Diego. The additional services, products and employment opportunities of Placer Sierra will result in additional benefits and opportunities for Southwest's clients and staff.

2005 RESULTS REPRESENT THE BEST PERFORMANCE IN OUR HISTORY

2005 was another outstanding year. Some key highlights include:

- Exceeded all key performance expectations, achieving record earnings on continuing operations of $8.365 million or $1.90 per diluted share; increased assets by 23% to $657 million, loans by 11% and deposits by 23%
- The annualized return on average equity and assets improved to 18.8% and 1.46%, respectively
- Asset quality remained strong; nonperforming loans were only 0.33% of total loans
- Sale of FDSI's item processing business for $9 million cash
- For the fifth consecutive year, ranked as the #1 SBA lender in the San Diego District for the fiscal year ended 9/30/05; in addition, ranked the 10th largest SBA lender in California and 34th largest in the nation
- Established the ninth full-service banking center in Rancho Cucamonga, marking the third facility in the Inland Empire
- Common shares listed on the NASDAQ-CM in June, 2005
- Initiated a quarterly cash dividend of $0.05 per common share

THE END OF ONE ERA AND THE BEGINNING OF ANOTHER

With the expected shareholder and regulatory approval of the sale of Southwest Community Bancorp to Placer Sierra Bancshares, the Southwest era comes to an end and another one begins. The personal and financial commitment of our Board of Directors and the hard work and dedication of our staff has resulted in the creation of one of Southern California's finest and strongest financial institutions. We appreciate all of our shareholders for their financial support and confidence in our vision. We trust you are pleased with the value opportunity the merger will provide.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Annual Report does not constitute solicitation material in respect of the proposed acquisition of Southwest Community Bancorp by Placer Sierra Bancshares. In connection with the proposed transaction, Southwest Community Bancorp has filed the Joint Proxy Statement/Prospectus being distributed with this Annual Report with the SEC on Schedule 14A and Placer Sierra Bancshares has filed the Joint Proxy Statement/Prospectus with the SEC on Form S-4. Investors and security holders are urged to carefully review and consider Southwest Community Bancorp's public filings with the SEC, including but not limited to the Joint Proxy Statement/Prospectus for the Special Meeting of Shareholders, the Annual Report on Form 10-K for the year ended December 31, 2005, Quarterly Reports on Form 10-Q and current reports on Form 8-K for the reporting periods of 2005 and 2006 because they contain important information about Southwest Community Bancorp, Placer Sierra Bancshares and the proposed transaction. The documents filed by Southwest Community Bancorp with the SEC may be obtained free of charge at Southwest Community Bancorp's website at www.swcbank.com, at the SEC's website at www.sec.gov, or at the SEC's public reading room located at 100 F Street, N.E., Room 1580, Washington, DC 20549. These documents may also be obtained free of charge from Southwest Community Bancorp by requesting them in writing to Southwest Community Bancorp, 5810 El Camino Real, Carlsbad, CA 92008; Attention: Investor Relations, or by telephone at (760) 918-2612.

Investors seeking additional information about Placer Sierra Bancshares may visit their website at www.plsb.com, or the SEC's website.

PARTICIPANTS IN SOLICITATION

Southwest Community Bancorp and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisition. Information about the directors and executive officers of Southwest Community Bancorp and their ownership of Southwest Community Bancorp common stock are set forth in the Joint Proxy Statement/Prospectus filed with the SEC and mailed to shareholders with this Annual Report.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From __________ to __________

COMMISSION FILE No.: 000-50545

SOUTHWEST COMMUNITY BANCORP

Incorporated Under the Laws of the State of California

I.R.S. EMPLOYER IDENTIFICATION NO.: 30-0136231

5810 EL CAMINO REAL
CARLSBAD, CALIFORNIA 92008
TELEPHONE: (760) 918-2616

Securities registered under Section 12(b) of the Exchange Act: None
Securities registered under Section 12(g) of the Exchange Act: Common Stock, No Par Value
Warrants to Purchase Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2.

Large accelerated filer [ ]   Accelerated filer [X]   Non-accelerated filer [ ]

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

Aggregate market value of the voting Common Stock held by non-affiliates at June 30, 2005: $104,122,000

Number of shares of Common Stock outstanding as of February 28, 2006: 3,814,018

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following documents are incorporated by reference into the identified parts of this Form 10-K:
2006 Annual Meeting Proxy Statement — Part III, Items 10, 11, 12, 13 and 14.

SOUTHWEST COMMUNITY BANCORP

FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Annual Report") includes "forward-looking statements," as that term is used in the securities laws. All statements regarding our expected financial position, business and strategies are forward-looking statements. In addition, throughout this Annual Report the words "anticipates," "believes," "estimates," "seeks," "expects," "plans," "intends" and similar expressions, as they relate to us, Southwest Community Bancorp, Southwest Community Bank, FDS Liquidation Corporation, or our management, are intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, and we have based these expectations on our beliefs as well as the assumptions we have made, those expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from our expectations include, without limitation, failure of a significant number of borrowers to repay their loans, failure of our community banking strategy, changes in general economic conditions or the economic conditions in Southern California, the monetary policies of the Federal Reserve, changes in interest rates, and restrictions imposed on us by regulations or the banking industry regulators.

For information about factors that could cause our actual results to differ from our expectations, you should carefully read "ITEM 1A — RISK FACTORS herein. We urge you to consider these factors carefully in evaluating the forward-looking statements contained in this Annual Report. All future written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements included in this Annual Report are made only as of the date of this Annual Report. We have no intention, and do not assume any obligation, to update these forward-looking statements.

PART I

ITEM 1 — BUSINESS

Southwest Community Bancorp

Southwest Community Bancorp is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Southwest Community Bancorp's principal business is to serve as a holding company for our banking subsidiary, Southwest Community Bank ("SWCB"). When we say "we," "our" or the "Company," we mean Southwest Community Bancorp on a consolidated basis with SWCB. When we refer to "Southwest Community" or "holding company" we are referring to the parent company on a stand-alone basis.

On February 15, 2006, the Company and Placer Sierra Bancshares ("Placer") (Nasdaq: PLSB) entered into an Agreement and Plan of Merger and Reorganization, pursuant to which the Company will merge with and into Placer in an all-stock transaction for $175 million in aggregate consideration. Placer is a Northern California based bank holding company for Placer Sierra Bank, with assets of $1.9 billion and 40 branches operating throughout California. The merger is subject to the approval of the shareholders of the Company and Placer, the receipt of necessary regulatory approvals, and other customary closing conditions.

Southwest Community was incorporated on December 4, 2002, under the laws of the State of California, at the direction of the Board of Directors of SWCB for the purpose of becoming SWCB's holding company. The holding company reorganization was consummated on April 1, 2003.

In November 1998, SWCB began a subsidiary operation, Financial Data Solutions, Inc. ("FDSI"), which provided item processing services to the financial services industry. In May 2003, SWCB transferred its 51% interest in FDSI to the holding company. In February 2004, the holding company acquired the 49% minority interest. On June 7, 2005, the business assets of FDSI were sold and the name of the corporation was changed to FDS Liquidation Corporation ("FDSLC").

During the third quarter of 2004, we raised approximately $14.4 million in net proceeds from a best efforts offering of common stock. The offering resulted in the issuance of 483,867 shares of our common stock. We invested $9.5 million of the proceeds from the offering in SWCB and used $2.0 million to repay a short-term loan to an unrelated third party that we had used to purchase the outstanding minority interest in FDSI. The remainder of the proceeds were retained by the Company for general corporate purposes and working capital.

In April 2003, Southwest Community raised approximately $8.0 million in net proceeds from the sale of "trust preferred" securities, due June 26, 2033. The holders of the trust preferred securities will be entitled to receive cumulative cash distributions at a variable annual rate, reset quarterly, equal to three month LIBOR plus 3.15%. The current rate is 7.67%. Southwest Community formed a wholly-owned business trust subsidiary, Southwest Community Statutory Trust I (the "Trust"), pursuant to the laws of the State of Connecticut, to facilitate the transaction. The offering was conducted as a private placement to accredited investors within the meaning and in accordance with the requirements of Regulation D and was therefore exempt under the Securities Act. The proceeds to Southwest Community are treated as Tier 1 capital by Southwest Community for regulatory purposes. (See "Supervision and Regulation — Southwest Community Bank — Risk-Based Capital Guidelines" herein.) Southwest Community is using the proceeds from the offering to fund SWCB's growth. The interest paid by Southwest Community is deductible. Southwest Community has the right, assuming that no default has occurred, to defer interest payments at any time for a period of up to twenty consecutive calendar quarters. The "trust preferred" securities can be called on or after June 26, 2008 at their face value.

The primary source of the Company's earnings comes from banking services provided by SWCB. Effective June 7, 2005, substantially all of the business assets of the Company's data processing subsidiary were sold for $9,000,000, of which $1,365,000 was being held in escrow for up to twelve months relating to certain contingencies. During the second quarter, we reported a gain on sale of $1,550,000. On August 15, 2005, $300,000 was released from the escrow and resulted in an additional gain on sale of the assets, after income taxes, of $155,000 during the third quarter. The total gain on sale and the results of operations for the subsidiary, prior to the sale, are reported as discontinued operations. The remaining $1,065,000 in the escrow account is scheduled to be released in June 2006 and, subject to any adjustment for contingencies, would result in an additional gain of up to approximately $550,000.

SWCB derives its income primarily from interest received on loans and investment securities and from fees received from deposit services. The expenses of SWCB are the interest it pays on deposits and borrowings, salaries and benefits for employees, occupancy costs for its banking offices and general operating expenses. The assets of the Company are primarily those of SWCB.

The growth in Company assets and earnings and the contribution to earnings from continuing and discontinued operations is summarized in the following table (see "ITEM 7 — MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" for more detailed information regarding lending, deposits and securities portfolios):

	At or for the Years Ended December 31,				
	2005	2004	2003	2002	2001
	(dollars in thousands, except per share data)				
Continuing Operations:					
Income from continuing operations	$ 8,365	$ 4,630	$ 2,852	$ 1,568	$ 863
Discontinued Operations:					
Gain on sale of assets	1,704	-		-	-
Income (loss) from operations	(58)	115	83	249	31
Income from discontinued operations	1,646	115	83	249	31
Net Income	$ 10,011	$ 4,745	$ 2,935	$ 1,817	$ 894
Diluted earnings per share					
Continuing operations	$ 1.90	$ 1.17	$ 0.78	$ 0.51	$ 0.33
Net income	$ 2.27	$ 1.20	$ 0.80	$ 0.60	$ 0.35
Consolidated assets	$ 656,503	$ 532,874	$ 338,815	$ 250,898	$ 123,074
Average earning assets	$ 460,627	$ 320,229	$ 200,388	$ 135,462	$ 87,124
Return on average equity (a)	18.80%	17.19%	16.40%	12.56%	10.40%
Return on average assets (a)	1.46%	1.15%	1.00%	0.90%	0.84%
Net interest margin - tax equivalent basis	5.90%	5.48%	6.14%	6.01%	6.81%
Efficiency ratio	55.62%	60.66%	66.42%	72.57%	82.50%

(a) Based on continuing operations

Southwest Community Bank

SWCB commenced operations on December 1, 1997, as a California state-chartered bank. SWCB is authorized to engage in the general commercial banking business by the California Department of Financial Institutions ("DFI") and its deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to the applicable limits of the law. SWCB is not a member of the Federal Reserve

System ("FRB"). Since opening its first office in Encinitas, California, SWCB has experienced continued growth in total assets and locations.

In 1998 SWCB opened a banking office in downtown San Diego. During 2000, SWCB added offices in Escondido and El Cajon. In 2001, SWCB opened a fifth office in the Carlsbad commercial business district and relocated its administrative offices from Encinitas to the new Carlsbad office. During 2002, SWCB opened its sixth office in Murrieta, California. During 2003, SWCB opened a seventh office in Anaheim and a loan production office in Glendale, California. In 2004 SWCB opened an eighth office in San Bernardino, California and a representative office near Chicago, Illinois. In 2005 SWCB opened a loan production office near Salt Lake City, Utah and a ninth banking office was opened in Rancho Cucamonga, California.

Business of the Company

SWCB offers a variety of checking, savings and money market accounts, sweep accounts, and time certificate of deposits, including IRA and KEOGH accounts. Depositors have the option of subscribing for a wide range of electronic services including ATM/debit card services, on-line banking, bill paying, cash management and a variety of electronic account statement options. In addition, we provide other incidental services customary to the banking industry such as courier service, coin and cash handling and notary services.

SWCB makes a variety of loan products available, including commercial, real estate, construction, automobile and other installment and term loans. In May 1998, SWCB initiated an SBA lending program as a key aspect of its commercial client/small business focus. By mid-1999, SWCB received a "Preferred Lender" status from the San Diego Regional SBA office. The "Preferred Lender" status enabled SWCB to process loans in less time than before, which contributed to SWCB becoming San Diego County's largest local SBA lender for the SBA's fiscal years ending September 30, 2000, 2001, 2003, 2004 and 2005. SWCB's "Preferred Lender" status now extends throughout all of California.

With the assistance of the former item processing subsidiary, SWCB has established itself as a niche player in the remittance or lock box processing arena, enabling SWCB to attract corporate relationships with larger than average balances that require specialized services. This has enabled SWCB to achieve a ratio of demand deposits to total deposits of 73% as of December 31, 2005, which has resulted in a lower cost of funds than most of our peers. Many of these deposits, however, require services that are included in noninterest expense.

Through affiliations with third party vendors, SWCB also provides loans for single-family mortgages, merchant card services, and noninsured investment products.

SWCB offers a variety of electronic banking services for corporate and individual customers, including ATMs, cash management and electronic bill payment. SWCB also has a "home page" address on the World Wide Web as an additional means of providing customer access to banking services. Our website address is: **www.swcbank.com**. These services are not a significant source of revenue and are provided primarily for customer convenience and operational efficiencies. SWCB does not make loans or open deposit accounts via the Internet.

Our business plan emphasizes providing highly specialized financial services in a professional and personalized manner to individuals and businesses in our service area. Our primary market area is San Diego County. We market certain services, such as construction and SBA loans, to an expanded market encompassing portions of Orange, Riverside and San Bernardino Counties. Since we are locally owned and operated, with a management team and Board of Directors charged with monitoring the financial needs of the communities we serve, we believe that we are in a position to respond promptly to the changing needs of customers.

Also see "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" for additional information regarding SWCB's loan and deposit products.

Business Concentrations

Except for the deposit relationships discussed below, no individual or single group of related customers is considered material in relation to the earnings assets or the sources of revenue of SWCB. However, we accept deposits and provide deposit services to real estate related service businesses, such as mortgage servicing, title and escrow and property management companies. Deposits from four of these businesses, whose aggregate average balances represented 1% or more of our total deposits, totaled $253 million in average balances during the month of December 2005. One of these relationships, a mortgage servicing company, accounted for approximately 80% of these deposits in December 2005. The amount of these deposit balances results in SWCB's higher than normal amounts of funds in the process of collection, included in the cash and due from banks accounts, and Federal funds sold. Fluctuations in these deposit balances would primarily affect the balances of cash and due from banks, short-term investments and short-term borrowings. (See "ITEM 7 — MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Deposits" herein.)

Moreover, our banking activities are currently focused primarily in Southern California, with the majority of our business concentrated in San Diego County. Consequently, our results of operations and financial condition are dependent upon the general trends in the Southern California economy and, in particular, the residential and commercial real estate markets in San Diego County. In addition, the concentration of our operations in Southern California exposes us to greater risk than other banking companies with a wider geographic base in the event of catastrophes, such as earthquakes, fires and floods, in this region, although we do not anticipate any adverse consequences as a result of the recent rains and flooding in Southern California.

Market Area

Banking

SWCB's primary market areas include the cities and surrounding communities of San Diego, Carlsbad, El Cajon, Escondido, Encinitas, Murrieta, Anaheim, Rancho Cucamonga and San Bernardino, encompassing portions of San Diego, Riverside, San Bernardino and Orange Counties.

The sixth-largest city in the United States, San Diego is the southern-most major metropolitan area in California. The city lies 125 miles south of Los Angeles and 500 miles south of San Francisco. The county covers 4,261 square miles, and borders Orange, Riverside and Imperial Counties to the north and east, and Baja California to the south.

San Diego's economy has undergone a remarkable transformation over the past decade. The severe recession in the first half of the 1990s was the longest and deepest of the past 60 years. The downturn, subsequent recovery and expansion were not mere business or cyclical adjustments, but an extensive overhauling and restructuring of the region's basic economic drivers. SWCB, having commenced operations in late 1997, has been a beneficiary of the region's economic growth and was not burdened by the economic downturn earlier in the decade. San Diego's economic growth has enabled SWCB to expand from one office in 1997 to five offices in San Diego County.

From an economy largely dominated by defense and military expenditures, San Diego industries transformed into a diversified mix of high-technology commercial endeavors. Some of these sectors were by-products of defense-based efforts, as well as capitalization of highly educated and skilled workers. Emerging growth areas include telecommunications, electronics, computers, software, and biotechnology.

International trade also contributed to San Diego's economic recovery and dynamic performance in recent years. San Diego's cross border trade and interactions with Mexico provide tremendous economic advantages and opportunities, becoming an increasingly important facet of San Diego's economic fortunes.

Mexico and Canada, U.S. partners under the North American Free Trade Agreement ("NAFTA"), dominate San Diego's export markets by far, accounting for more than one-half (55%) of all export production. San Diego clearly benefits from NAFTA, not only because the agreement further opened up the markets of the United States' two largest customers, but also because Baja California was greatly benefited and stimulated by heightened trade and dollars flowing to the region.

Mexico and NAFTA are key factors in San Diego's continued economic prosperity, export production and growth. International trade accounts for more than one-third (37%) of San Diego manufacturing dollars. Manufacturing remains the largest economic sector for local dollars generated, with electronics, computers and industrial machinery, aerospace and shipbuilding, and instruments leading local production.

Specific products made and exported from San Diego, in addition to televisions, include other radio and broadcasting/communications equipment, cellular telephones, semiconductors, circuit boards, computers, and scientific, medical, and other measuring instruments.

The transformation of the United States' defense system from cold-war industrial buildup to modern high-tech military transformed San Diego's military operations and defense contracting work. Despite past cutbacks and downsizing, the military's presence and commitment to San Diego remains, if anything, greater than ever as the Navy's principal location for West Coast and Pacific Ocean operations. San Diego is home of some of the few remaining shipyards on the West Coast able to build and repair large Navy ships.

The San Diego-based Space & Naval Warfare Systems Command (SPAWAR) administers several billions of dollars in contract work for local companies. The command is primarily responsible for equipment needed for modern warfare and surveillance, including Naval space systems, communications and information technology.

Although SWCB does not directly finance international trade, is not directly impacted by NAFTA, and does not provide banking services to the Navy, as noted, these factors have had a positive impact on the economy of San Diego, generally, and the industries and customers SWCB serves, indirectly.

The multi-billion dollar visitor industry has also been an important sector of economic power and stability. The visitor industry is San Diego's third largest economic sector, behind only manufacturing and military/defense.

SWCB also operates branch offices in Orange, Riverside and San Bernardino Counties. The Anaheim office serves customers in Anaheim and neighboring Orange County communities. The Murrieta office extends SWCB's service area to Riverside County. The San Bernardino office opened in 2004 and the Rancho Cucamonga office opened in 2005 extended services to San Bernardino County.

Competition

The banking business in California, generally, and in SWCB's service areas, specifically, is highly competitive with respect to both loans and deposits and is dominated by a number of major banks that have many offices operating over wide geographic areas. SWCB competes for deposits and loans principally with these major banks, savings and loan associations, finance companies, credit unions and other financial institutions located in our market areas. Among the advantages that the major banks have over SWCB are their ability to finance extensive advertising campaigns and to allocate their investment assets to regions of highest yield and demand. Many of the major commercial banks operating in SWCB's service areas offer certain services (such as trust and international banking services) that are not offered directly by SWCB and, by virtue of their greater total capitalization, such banks have substantially higher lending limits.

As of June 30, 2005, the most recent period for which figures are available, data reported by state and federal agencies indicated that the 566 banks and savings and loan offices then open in SWCB's primary market area, San Diego County, held approximately $46.6 billion in total deposits averaging approximately $82.3 million per banking office. SWCB's total deposits ($466,822,000) in the San Diego market area constituted 1.0% of the total deposits in that market.

Moreover, all banks face increasing competition for loans and deposits from non-bank financial intermediaries such as mortgage companies, insurance companies, and securities firms.

In November 1999, the President signed the Gramm-Leach-Bliley Act, or the GLB Act, into law, which significantly changed the regulatory structure and oversight of the financial services industry. The GLB Act revised the Bank Holding Company Act of 1956 and repealed the affiliation prohibitions of the Glass-Steagall Act of 1933. Consequently, a qualifying holding company, called a financial holding company, can engage in a full range of financial activities, including banking, insurance, and securities activities, as well as merchant banking and additional activities that are "financial in nature" or "incidental" to those financial activities. Expanded financial affiliation opportunities for existing bank holding companies are now permitted. Moreover, various non-bank financial services providers can acquire banks while also offering services like securities underwriting and underwriting and brokering insurance products. The GLB Act also expanded passive investment activities by financial holding companies, permitting investments in any type of company, financial or non-financial, through acquisitions of merchant banking firms and insurance companies.

Given that the traditional distinctions between banks and other providers of financial services have been effectively eliminated, SWCB will face additional competition from thrift institutions, insurance companies and securities firms. Additionally, their ability to cross-market banking products to their existing customers or the customers of affiliated companies may make it more difficult to compete. SWCB and many similarly situated institutions have not yet experienced the full impact of the GLB Act and therefore, it is not possible to determine the potential effects, if any, that the GLB Act will have on community banks in general, or on SWCB's operations specifically.

In order to compete, SWCB uses to the fullest extent possible the familiarity of its directors and officers with the market area and its residents and businesses and the flexibility that SWCB's independent status will permit. This includes an emphasis on specialized services, local promotional activity, and personal contacts by directors, officers and other employees. SWCB uses advertising, including radio and newspaper ads and direct mail pieces, to inform the community of the services it offers. SWCB also utilizes emerging marketing techniques, such as the Internet, to reach target markets. In addition, directors and shareholders refer customers, as well as bring their own business. SWCB also has an active calling program where officers, including commissioned business development officers, contact targeted prospects to solicit both deposit and loan business.

SWCB has developed programs that are specifically addressed to the needs of consumers, professionals and small-to medium-sized businesses. In the event there are customers whose loan demands exceed SWCB's lending limits, it arranges for such loans on a participation basis with other financial institutions and intermediaries. SWCB also assists those customers requiring other services not offered by SWCB to obtain those services from correspondent banks. In addition, SWCB offers ATM services, including a drive-up ATM, a night depository, courier services, bank-by-mail services, merchant windows and direct deposit services.

SWCB's management believes that SWCB's reputation in the communities served and personal service philosophy enhance the ability to compete favorably in attracting and retaining individual and business clients. SWCB also believes that it has an advantage over the larger national and "super regional" institutions because it is managed by well respected and experienced bankers.

Mergers, acquisitions and downsizing have and will continue to foster impersonal banking relationships which, in turn, may cause dissatisfaction among SWCB's targeted customer population. Moreover, larger competitors may not offer adequate personalized banking services, since their emphasis is on large volume and standardized retail products.

SWCB faces growing competition from other community banks. These institutions have similar marketing strategies, have also been successful and are strong evidence regarding the potential success of the community banking sector.

No assurance can be given that ongoing efforts to compete will continue to be successful.

Employees

At December 31, 2005, SWCB had 112 full-time and 19 part-time employees. Our employees are not represented by any union or other collective bargaining agreement and we consider our relations with our employees to be excellent.

Financial and Statistical Disclosure

Certain of our statistical information is presented within "ITEM 6 — SELECTED FINANCIAL DATA," "ITEM 7 — MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "ITEM 7A — QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK." This information should be read in conjunction with the consolidated financial statements contained in "ITEM 8 — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA."

Supervision and Regulation

Introduction

Banking is a complex, highly regulated industry. The primary goals of the regulatory scheme are to maintain a safe and sound banking system, protect depositors and the Federal Deposition Insurance Corporation's insurance fund, and facilitate the conduct of sound monetary policy. In furtherance of these goals, Congress and the states have created several largely autonomous regulatory agencies and enacted numerous laws that govern banks, bank holding companies and the financial services industry. Consequently, our growth and earnings performance can be affected not only by management decisions and general economic conditions, but also by the requirements of applicable state and federal statues, regulations and the policies of various governmental regulatory authorities, including:

- the Board of Governors of the Federal Reserve System, or the FRB;
- the Federal Deposit Insurance Corporation, or the FDIC; and

- the California Department of Financial Institutions, or the DFI.

The system of supervision and regulation applicable to us governs most aspects of our business, including:

- the scope of permissible business;
- investments;
- reserves that must be maintained against deposits;
- capital levels that must be maintained;
- the nature and amount of collateral that may be taken to secure loans;
- the establishment of new branches;
- mergers and consolidations with other financial institutions; and
- the payment of dividends.

In general, the extensive system of regulation restricts our ability to implement our decisions, adds costs to our operations, and affects our ability to compete with non-bank financial institutions.

The following summarizes the material elements of the regulatory framework that applies to us. It does not describe all of the statutes, regulations and regulatory policies that are applicable. Also, it does not restate all of the requirements of the statutes, regulations and regulatory policies that are described. Consequently, the following summary is qualified in its entirety by reference to the applicable statute, regulations and regulatory policies discussed in this Annual Report. Any change in these applicable laws, regulations or regulatory policies may have a material effect on our business.

Southwest Community Bancorp

General. Southwest Community, as a bank holding company registered under the Bank Holding Company Act of 1956, as amended, or BHCA, is subject to regulation by the FRB. According to FRB policy, Southwest Community is expected to act as a source of financial strength for SWCB, to commit resources to support it in circumstances where Southwest Community might not otherwise do so. Under the BHCA, Southwest Community, SWCB and any banks that Southwest Community may acquire in the future, are subject to periodic examination by the FRB. Southwest Community is also required to file periodic reports of its operations and any additional information regarding its activities and those of its subsidiaries with the FRB, as may be required.

Southwest Community is also a bank holding company within the meaning of Section 3700 of the California Financial Code. Consequently, Southwest Community and SWCB are subject to examination by, and may be required to file reports with, the DFI. Regulations have not yet been proposed or adopted or steps otherwise taken to implement the DFI's powers under this statute.

The Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002, or the SOX, became effective on July 30, 2002, and represents the most far reaching corporate and accounting reform legislation since the enactment of the Securities Act of 1933 and the Exchange Act. The SOX is intended to provide a permanent framework that improves the quality of independent audits and accounting services, improves the quality of financial reporting, strengthens the independence of accounting firms and increases the responsibility of management for corporate disclosures and financial statements. It is intended that by addressing these weaknesses, public companies will be able to avoid the problems encountered by many notable companies in 2001-2002.

The SOX's provisions are significant to all companies that have a class of securities registered under Section 12 of the Exchange Act, including the Company, or are otherwise reporting to the SEC (or the appropriate federal banking agency) pursuant to Section 15(d) of the Exchange Act (collectively, "public companies").

The SOX's provisions become effective at different times, ranging from immediately upon enactment to later dates specified in the SOX or the date on which the required implementing regulations become effective. In addition to SEC rulemaking to implement the SOX, NASDAQ and the New York Stock Exchange have adopted changes to their listing standards. Wide-ranging in scope, the SOX will have a direct and significant impact on banks and bank holding companies that are public companies, including us.

The following briefly describes some of the key provisions of the SOX:

- Section 301 establishes certain oversight, independence, funding and other requirements for the audit committees of public companies, and requires the SEC to issue rules that prohibit any national securities exchange or national securities association from listing the securities of a company that doesn't comply with these audit committee requirements.

- Section 302 mandates that the SEC adopt rules that require the principal executive officer(s) and principal financial officer(s) of public companies to include certain certifications in the company's annual and quarterly reports filed under the Exchange Act.

- Section 906 includes another certification requirement that is separate from the certification requirements of Section 302. Section 906 provides that all periodic reports that contain financial statements and that are filed by public companies under Sections 13(a) or 15(d) of the Exchange Act must include a written certification by the CEO and CFO (or equivalent) that (1) the report complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and (2) the information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of the issuer. Section 906 became effective on July 30, 2002, and persons who knowingly or willfully violate Section 906 are subject to specified criminal penalties.

- Section 303 which requires the SEC to issue rules prohibiting the officers and directors of public companies, and persons acting under their direction, from fraudulently influencing, coercing, manipulating, or misleading the company's independent auditor in order to render the financial statements materially misleading.

- Section 304 requires the CEO and CFO of public companies to reimburse the company for certain compensation and profits received if the company is required to restate its financial reports due to material noncompliance resulting from misconduct, with the Federal securities laws.

- Section 306(a) prohibits the directors and executive officers of any public company from purchasing, selling or transferring any equity security acquired by the director or executive officer in connection with his or her service as a director or executive officer during any "blackout period" with respect to the company's securities. Blackout periods refer to periods when most public company employees are not permitted to sell shares in their 401(k) plans.

- Section 401(b) requires the SEC to issue rules that prohibit issuers from including misleading pro forma financial information in their filings with the SEC or in any public release, and that requires issuers to reconcile any pro forma financial information included in such filings or public releases with their financial statements prepared in accordance with generally accepted accounting principles.

- Section 404 mandates that the SEC issue rules that require all annual reports filed under Sections 13(a) or 15(d) of the Exchange Act to include certain statements and assessments related to the issuer's internal control structures and procedures for financial reporting.

- Section 406 mandates that the SEC adopt rules that require public companies to (1) disclose in their periodic reports filed under the Exchange Act whether the company has adopted a code of ethics for its senior financial officers and, if not, the reasons why; and (2) promptly disclose on Form 8-K any change to, or waiver of, the company's code of ethics.

- Section 407 mandates that the SEC adopt rules that require public companies to disclose in their periodic reports filed under the Exchange Act whether the audit committee of the company includes at least one financial expert and, if not, the reasons why.

In addition to the provisions discussed above, the SOX also includes a variety of other provisions that will affect all public companies.

We cannot be certain of the effect, if any, of the foregoing legislation on our business. Future changes in the laws, regulation, or policies that impact us cannot necessarily be predicted and may have a material adverse effect on our business and earnings.

The California Corporate Disclosure Act. On January 1, 2003, the California Corporate Disclosure Act, or the CCD, became effective. The CCD, also a reaction to the "Enron scandal," increases the frequency and expands the scope of information required in filings by publicly traded companies with the California Secretary of State. Some of the new information required includes the following:

- The name of the independent auditor for the publicly traded company, a description of the services rendered by the auditor during the previous 24 months, the date of the last audit and a copy of the report;

- The annual compensation paid to each director and executive officer, including options or shares granted to them that were not available to other employees of the company;

- A statement indicating whether any bankruptcy has been filed by the company's executive officers or directors during the past 10 years; and

- A statement indicating whether any of the company's executive officers or directors were convicted of fraud during the past 10 years.

For purposes of the CCD, a "publicly traded company" is any company with securities that are listed on or admitted to trading on a national or foreign exchange, or is the subject of a two-way quotation, such as both "bid" and "asked" prices, that is regularly published by one or more broker-dealers in the National Daily Quotations Service or a similar service. Southwest Community is deemed to be a "publicly traded company" under the CCD.

Bank Holding Company Liquidity. Southwest Community is a legal entity, separate and distinct from SWCB. Southwest Community has the ability to raise capital on its own behalf or borrow from external sources. Southwest Community may also obtain additional funds from dividends paid by, and fees charged for services provided to SWCB. However, regulatory and statutory constraints may restrict or totally preclude SWCB from paying dividends.

Southwest Community is entitled to receive dividends, when and as declared by SWCB's Board of Directors. Those dividends may come from funds legally available for those dividends, as specified and limited by the California Financial Code. Under the California Financial Code, funds available for cash dividends by a California-chartered bank are restricted to the lesser of: (i) the bank's retained earnings; or (ii) the bank's net income for its last three fiscal years (less any distributions to shareholders made during such period). With the prior approval of the DFI, cash dividends may also be paid out of the greater of: (a) the bank's retained earnings; (b) net income for the bank's last preceding fiscal year; or (c) net income for the bank's current fiscal year. Based on these limitations, the amount available at SWCB for payment of dividends, without DFI approval, as of December 31, 2005 was approximately $15.3 million.

If the DFI determines that the shareholders' equity of the bank paying the dividend is not adequate or that the payment of the dividend would be unsafe or unsound for the bank, the DFI may order the bank not to pay the dividend.

Since SWCB is an FDIC insured institution, it is also possible, depending upon its financial condition and other factors, that the FDIC could assert that the payment of dividends or other payments might, under some circumstances, constitute an unsafe or unsound practice and thereby prohibit such payments.

Transactions with Affiliates. Southwest Community and any subsidiaries it may purchase or organize are deemed to be affiliates of SWCB within the meaning of Sections 23A and 23B of the Federal Reserve Act and the FRB's Regulation W, adopted effective April 2003, to implement those sections. Under Sections 23A and 23B and Regulation W, loans by SWCB to affiliates, investments by them in affiliates' stock, and taking affiliates' stock as collateral for loans to any borrower is limited to 10% of SWCB's capital, in the case of any one affiliate, and is limited to 20% of the SWCB's capital, in the case of all affiliates. In addition, transactions between SWCB and other affiliates must be on terms and conditions that are consistent with safe and sound banking practices; in particular, a bank and its subsidiaries generally may not purchase from an affiliate a low-quality asset, as defined in the Federal Reserve Act. These restrictions also prevent a bank holding company and its other affiliates from borrowing from a banking subsidiary of the bank holding company unless the loans are secured by marketable collateral of designated amounts. Southwest Community and SWCB are also subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities. (See "Supervision and Regulation — Southwest Community Bank — Significant Legislation" herein.)

Limitations on Business and Investment Activities. Under the BHCA, a bank holding company must obtain the FRB's approval before:

- directly or indirectly acquiring more than 5% ownership or control of any voting shares of another bank or bank holding company;

- acquiring all or substantially all of the assets of another bank; or

- merging or consolidating with another bank holding company.

The FRB may allow a bank holding company to acquire banks located in any state of the United States without regard to whether the acquisition is prohibited by the law of the state in which the target bank is located. In approving interstate acquisitions, however, the FRB must give effect to applicable state laws limiting the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institutions in the state in which the target bank is located, provided that those limits do not discriminate against out-of-state depository institutions or their holding companies, and state laws which require that the target bank have been in existence for a minimum period of time, not to exceed five years, before being acquired by an out-of-state bank holding company.

In addition to owning or managing banks, bank holding companies may own subsidiaries engaged in certain businesses that the FRB has determined to be "so closely related to banking as to be a proper incident thereto." Southwest Community, therefore, is permitted to engage in a variety of banking-related businesses. Some of the activities that the FRB has determined, pursuant to its Regulation Y, to be related to banking are:

- making or acquiring loans or other extensions of credit for its own account or for the account of others;
- servicing loans and other extensions of credit;
- performing functions or activities that may be performed by a trust company in the manner authorized by federal or state law under certain circumstances;
- leasing personal and real property or acting as agent, broker, or adviser in leasing such property in accordance with various restrictions imposed by FRB regulations;
- acting as investment or financial advisor;
- providing management consulting advice under certain circumstances;
- providing support services, including courier services and printing and selling MICR-encoded items;
- acting as a principal, agent, or broker for insurance under certain circumstances;
- making equity and debt investments in corporations or projects designed primarily to promote community welfare or jobs for residents;
- providing financial, banking, or economic data processing and data transmission services;
- owning, controlling, or operating a savings association under certain circumstances;
- selling money orders, travelers' checks and U.S. Savings Bonds;
- providing securities brokerage services, related securities credit activities pursuant to Regulation T, and other incidental activities; and
- underwriting dealing in obligations of the U.S., general obligations of states and their political subdivisions, and other obligations authorized for state member banks under federal law.

Under the recently enacted Gramm-Leach-Bliley Act (discussed below in the section entitled "Supervision and Regulation — Southwest Community Bank — Significant Legislation") qualifying bank holding companies making an appropriate election to the FRB may engage in a full range of financial activities, including insurance, securities and merchant banking. Southwest Community has not elected to qualify for these financial activities.

Generally, the BHCA does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank holding companies.

Federal law prohibits a bank holding company and any subsidiary banks from engaging in certain tie-in arrangements in connection with the extension of credit. Thus, for example, SWCB may not extend credit, lease or sell property, or furnish any services, or fix or vary the consideration for any of the foregoing on the condition that:

- the customer must obtain or provide some additional credit, property or services from or to SWCB other than a loan, discount, deposit or trust services;
- the customer must obtain or provide some additional credit, property or service from or to Southwest Community or any subsidiaries; or
- the customer must not obtain some other credit, property or services from competitors, except reasonable requirements to assure soundness of credit extended.

Capital Adequacy. Bank holding companies must maintain minimum levels of capital under the FRB's risk-based capital adequacy guidelines. If capital falls below minimum guideline levels, a bank holding company, among other things, may be denied approval to acquire or establish additional banks or non-bank businesses.

The FRB's risk-based capital adequacy guidelines for bank holding companies and state member banks, discussed in more detail below in the section entitled "Supervision and Regulation — Southwest Community Bank — Risk-Based Capital Guidelines," assign various risk percentages to different categories of assets, and capital is measured as a percentage of risk assets. Under the terms of the guidelines, bank holding companies are expected to meet capital adequacy guidelines based both on total risk assets and on total assets, without regard to risk weights.

The risk-based guidelines are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual organizations. For example, the FRB's capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, interest rate risk, or the risks posed by concentrations of credit, nontraditional activities or securities trading activities. Moreover, any banking organization experiencing or anticipating significant growth or expansion into new activities, particularly under the expanded powers under the Gramm-Leach-Bliley Act, would be expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

Limitations on Dividend Payments. California Corporations Code Section 500 allows Southwest Community to pay a dividend to its shareholders only to the extent that Southwest Community has retained earnings and, after the dividend, Southwest Community's:

- assets (exclusive of goodwill and other intangible assets) would be 1.25 times its liabilities (exclusive of deferred taxes, deferred income and other deferred credits); and
- current assets would be at least equal to current liabilities.

Additionally, the FRB's policy regarding dividends provides that a bank holding company should not pay cash dividends exceeding its net income or which can only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. The FRB also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations.

Southwest Community Bank

General. SWCB, as a California-chartered bank that is not a member of the Federal Reserve System, is subject to regulation, supervision, and regular examination by the DFI and the FDIC. SWCB's deposits are insured by the FDIC up to the maximum extent provided by law. The regulations of these agencies govern most aspects of SWCB's business and establish a comprehensive framework governing its operations. California law exempts all banks from usury limitations on interest rates.

Significant Legislation. The laws, regulations and policies governing financial institutions are continuously under review by Congress, state legislatures and federal and state regulatory agencies. From time to time laws or regulations are enacted which have the effect of increasing the cost of doing business, limiting or expanding the scope of permissible activities, or changing the competitive balance between banks and other financial and non-financial institutions. Various federal laws enacted in recent years have expanded the lending authority and permissible activities of certain non-bank financial institutions, such as savings and loan associations and credit unions, and have given federal regulators increased enforcement authority. These laws have generally had the effect of altering competitive relationships existing among financial institutions, reducing the historical distinctions between the services offered by banks, savings and loan associations and other financial institutions, and increasing the cost of funds to banks and other depository institutions. Future changes in the laws, regulations or policies that impact SWCB cannot necessarily be predicted, but they may have a material effect on SWCB's business and earnings.

USA Patriot Act

On October 26, 2001, the President signed into law comprehensive anti-terrorism legislation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, known as the USA Patriot Act. Title III of the USA Patriot Act requires financial institutions, including SWCB, to help prevent, detect and prosecute international money laundering and the financing of terrorism. SWCB has augmented its systems and procedures to accomplish this requirement. We believe that the cost of compliance with Title III of the USA Patriot Act is not likely to be material to the Company.

Gramm-Leach-Bliley Act

In November 1999, the Gramm-Leach-Bliley Act, or the GLB Act, became law, significantly changing the regulatory structure and oversight of the financial services industry. The GLB Act repealed the provisions of the Glass-Steagall Act that restricted banks and securities firms from affiliating. It also revised the Bank Holding Company Act to permit a "qualifying" bank holding company, called a financial holding company, to engage in a full range of financial activities, including banking, insurance, securities, and merchant banking activities. It also permits qualifying bank holding companies to acquire many types of financial firms without the FRB's prior approval.

The GLB Act thus provides expanded financial affiliation opportunities for existing bank holding companies and permits other financial services providers to acquire banks and become bank holding companies without ceasing any existing financial activities. Previously, a bank holding company could only engage in activities that were "closely related to banking." This limitation no longer applies to bank holding companies that qualify to be treated as financial holding companies. To qualify as a financial holding company, a bank holding company's subsidiary depository institutions must be well-capitalized, well-managed and have at least a "satisfactory" Community Reinvestment Act examination rating. "Nonqualifying" bank holding companies are limited to activities that were permissible under the Bank Holding Company Act as of November 11, 1999.

The GLB Act changed the powers of national banks and their subsidiaries, and made similar changes in the powers of state banks and their subsidiaries. National banks may now underwrite, deal in and purchase state and local revenue bonds. A subsidiary of a national bank may now engage in financial activities that the bank cannot itself engage in, except for general insurance underwriting and real estate development and investment. In order for a subsidiary of a national bank to engage in these new financial activities, the national bank and its depository institution affiliates must be "well capitalized," have at least "satisfactory" general, managerial and Community Reinvestment Act examination ratings, and meet other qualification requirements relating to total assets, subordinated debt, capital, risk management, and affiliate transactions. Subsidiaries of state banks can exercise the same powers as national bank subsidiaries if they satisfy the same qualifying rules that apply to national banks, except that state-chartered banks do not have to satisfy the statutory managerial and debt rating-requirements of national banks.

The GLB Act also reformed the overall regulatory framework of the financial services industry. In order to implement its underlying purposes, the GLB Act preempted state laws that would restrict the types of financial affiliations that are authorized or permitted under the GLB Act, subject to specified exceptions for state insurance laws and regulations. With regard to securities laws, the GLB Act removed the blanket exemption for banks from being considered brokers or dealers under the Exchange Act and replaced it with a number of more limited exemptions. Thus, previously exempted banks may become subject to the broker-dealer registration and supervision requirements of the Exchange Act. The exemption that prevented bank holding companies and banks that advise mutual funds from being considered investment advisers under the Investment Advisers Act of 1940 was also eliminated.

Separately, the GLB Act imposes customer privacy requirements on any company engaged in financial activities. Under these requirements, a financial company is required to protect the security and confidentiality of customer nonpublic personal information. Also, for customers that obtain a financial product such as a loan for personal, family or household purposes, a financial company is required to disclose its privacy policy to the customer at the time the relationship is established and annually thereafter, including its policies concerning the sharing of the customer's nonpublic personal information with affiliates and third parties. If an exemption is not available, a financial company must provide consumers with a notice of its information sharing practices that allows the consumer to reject the disclosure of its nonpublic personal information to third parties. Third parties that receive such information are subject to the same restrictions as the financial company on the reuse of the information. Finally, a financial company is prohibited from disclosing an account number or similar item to a third party for use in telemarketing, direct mail marketing or other marketing through electronic mail.

Risk-Based Capital Guidelines

General. The federal banking agencies have established minimum capital standards known as risk-based capital guidelines. These guidelines are intended to provide a measure of capital that reflects the degree of risk associated with a bank's operations. The risk-based capital guidelines include both a new definition of capital and a framework for calculating the amount of capital that must be maintained against a bank's assets and off-balance sheet items. The amount of capital required to be maintained is based upon the credit risks associated with the various types of a bank's assets and off-balance sheet items. A bank's assets and off-balance sheet items are classified under several risk categories, with each category assigned a particular risk weighting from 0% to 100%. A bank's risk-based capital ratio is calculated by dividing its qualifying capital, which is the numerator of the ratio, by the combined risk weights of its assets and off-balance sheet items, which is the denominator of the ratio.

Qualifying Capital. A bank's total qualifying capital consists of two types of capital components: "core capital elements," known as Tier 1 capital, and "supplementary capital elements," known as Tier 2 capital. The Tier 1 component of a bank's qualifying capital must represent at least 50% of total qualifying capital and may consist of the following items that are defined as core capital elements:

- common stockholders' equity;
- qualifying non-cumulative perpetual preferred stock (including related surplus); and
- minority interests in the equity accounts of consolidated subsidiaries.

The Tier 2 component of a bank's total qualifying capital may consist of the following items:

- a portion of the allowance for loan and lease losses;
- certain types of perpetual preferred stock and related surplus;
- certain types of hybrid capital instruments and mandatory convertible debt securities; and
- a portion of term subordinated debt and intermediate-term preferred stock, including related surplus.

Risk Weighted Assets and Off-Balance Sheet Items. Assets and credit equivalent amounts of off-balance sheet items are assigned to one of several broad risk classifications, according to the obligor or, if relevant, the guarantor or the nature of the collateral. The aggregate dollar value of the amount in each risk classification is then multiplied by the risk weight associated with that classification. The resulting weighted values from each of the risk classifications are added together. This total is the bank's total risk weighted assets.

Risk weights for off-balance sheet items, such as unfunded loan commitments, letters of credit and recourse arrangements, are determined by a two-step process. First, the "credit equivalent amount" of the off-balance sheet items is determined, in most cases by multiplying the off-balance sheet item by a credit conversion factor. Second, the credit equivalent amount is treated like any balance sheet asset and is assigned to the appropriate risk category according to the obligor or, if relevant, the guarantor or the nature of the collateral. This result is added to the bank's risk weighted assets and comprises the denominator of the risk-based capital ratio.

Minimum Capital Standards. The supervisory standards set forth below specify minimum capital ratios based primarily on broad risk considerations. The risk-based ratios do not take explicit account of the quality of individual asset portfolios or the range of other types of risks to which banks may be exposed, such as interest rate, liquidity, market or operational risks. For this reason, banks are generally expected to operate with capital positions above the minimum ratios.

All banks are required to meet a minimum ratio of qualifying total capital to risk weighted assets of 8%. At least 4% must be in the form of Tier 1 capital, net of goodwill. The maximum amount of supplementary capital elements that qualifies as Tier 2 capital is limited to 100% of Tier 1 capital, net of goodwill. In addition, the combined maximum amount of subordinated debt and intermediate-term preferred stock that qualifies as Tier 2 capital is limited to 50% of Tier 1 capital. The maximum amount of the allowance for loan and lease losses that qualifies as Tier 2 capital is limited to 1.25% of gross risk weighted assets. The allowance for loan and lease losses in excess of this limit may, of course, be maintained, but would not be included in a bank's risk-based capital calculation.

The federal banking agencies also require all banks to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a bank rated in the highest of the five categories used by regulators to rate banks, the minimum leverage ratio of Tier 1 capital to total assets is 3%. For all banks not rated in the highest category, the minimum leverage ratio must be at least 4% to 5%. These uniform risk-based capital guidelines and leverage ratios apply across the industry. Regulators, however, have the discretion to set minimum capital requirements for individual institutions which may be significantly above the minimum guidelines and ratios.

The following table sets forth the Company's and SWCB's actual capital amounts and ratios and comparison to the minimum ratios:

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
Southwest Community Bancorp						
As of December 31, 2005:						
Total capital (to risk-weighted assets)	$ 62,949	14.9%	$ 33,723	8.0%	$ 42,154	10.0%
Tier 1 capital (to risk-weighted assets)	58,454	13.9%	16,862	4.0%	25,292	6.0%
Tier 1 capital (to average assets)	58,454	9.7%	24,176	4.0%	30,220	5.0%
As of December 31, 2004:						
Total capital (to risk-weighted assets)	$ 48,881	13.8%	$ 28,314	8.0%	$ 35,392	10.0%
Tier 1 capital (to risk-weighted assets)	45,137	12.8%	14,157	4.0%	23,035	6.0%
Tier 1 capital (to average assets)	45,137	9.5%	18,953	4.0%	23,691	5.0%
Southwest Community Bank						
As of December 31, 2005:						
Total capital (to risk-weighted assets)	$ 58,436	13.9%	$ 33,668	8.0%	$ 42,085	10.0%
Tier 1 capital (to risk-weighted assets)	53,941	12.8%	16,834	4.0%	25,251	6.0%
Tier 1 capital (to average assets)	53,941	9.0%	24,003	4.0%	30,004	5.0%
As of December 31, 2004:						
Total capital (to risk-weighted assets)	$ 41,611	12.0%	$ 27,696	8.0%	$ 34,620	10.0%
Tier 1 capital (to risk-weighted assets)	37,867	10.9%	13,848	4.0%	20,772	6.0%
Tier 1 capital (to average assets)	37,867	8.1%	18,784	4.0%	23,480	5.0%

Other Factors Affecting Minimum Capital Standards. The federal banking agencies have established certain benchmark ratios of loan loss reserves to be held against classified assets. The benchmark ratio established by the federal banking agencies is the sum of:

- 100% of assets classified loss;
- 50% of assets classified doubtful;
- 15% of assets classified substandard; and
- estimated credit losses on other assets over the upcoming twelve months.

The risk-based capital rules adopted by the federal banking agencies take account of concentrations of credit and the risks of engaging in non-traditional activities. Concentrations of credit refers to situations where a lender has a relatively large proportion of loans involving a single borrower, industry, geographic location, collateral or loan type. Non-traditional activities are considered those that have not customarily been part of the banking business, but are conducted by a bank as a result of developments in, for example, technology, financial markets or other additional activities permitted by law or regulation. The regulations require institutions with high or inordinate levels of risk to operate with higher minimum capital standards. The federal banking agencies also are authorized to review an institution's management of concentrations of credit risk for adequacy and consistency with safety and soundness standards regarding internal controls, credit underwriting or other operational and managerial areas. We do not have any concentrations of credit or risk associated with non-traditional activities which would affect our capital ratios.

The federal banking agencies also limit the amount of deferred tax assets that are allowable in computing a bank's regulatory capital. Deferred tax assets that can be realized from taxes paid in prior carry-back years and from future reversals of existing taxable temporary differences are generally not limited. However, deferred tax assets that can only be realized through future taxable earnings are limited for regulatory capital purposes to the lesser of:

- the amount of the deferred tax assets that can be realized within one year of the quarter-end report date; or
- 10% of Tier 1 capital.

The amount of any deferred tax in excess of this limit would be excluded from Tier 1 capital, total assets and regulatory capital calculations. We do not have any deferred tax assets in excess of the regulatory limits.

The federal banking agencies have also adopted a joint agency policy statement which provides that the adequacy and effectiveness of a bank's interest rate risk management process and the level of its interest rate exposures are critical factors in the evaluation of the bank's capital adequacy. A bank with material weaknesses in its interest rate risk management process or high levels of interest rate exposure relative to its capital will be directed by the federal banking agencies to take corrective actions. Financial institutions which have significant amounts of their assets concentrated in high risk loans or nontraditional banking activities, and who fail to adequately manage these risks, may be required to set aside capital in excess of the regulatory minimums.

Prompt Corrective Action

The federal banking agencies possess broad powers to take prompt corrective action to resolve the problems of insured banks. Each federal banking agency has issued regulations defining five capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Under the regulations, a bank shall be deemed to be:

- "well capitalized" if it has a total risk-based capital ratio of 10.0% or more, has a Tier 1 risk-based capital ratio of 6.0% or more, has a leverage capital ratio of 5.0% or more, and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure;
- "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio of 4.0% or more, and a leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized";
- "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 4.0%, or a leverage capital ratio that is less than 4.0% (3.0% under certain circumstances);
- "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6.0%, a Tier 1 risk-based capital ratio that is less than 3.0% or a leverage capital ratio that is less than 3.0%; and
- "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

As of December 31, 2005, the most recent notification from the regulatory agencies categorized the Company and SWCB as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company's or SWCB's category.

Banks are prohibited from paying dividends or management fees to controlling persons or entities if, after making the payment the bank would be "undercapitalized," that is, the bank fails to meet the required minimum level for any relevant capital measure. Asset growth and branching restrictions apply to "undercapitalized" banks. Banks classified as "undercapitalized" are required to submit acceptable capital plans guaranteed by its holding company, if any. Broad regulatory authority was granted with respect to "significantly undercapitalized" banks, including forced mergers, growth restrictions, ordering new elections for directors, forcing divestiture by its holding company, if any, requiring management changes, and prohibiting the payment of bonuses to senior management. Even more severe restrictions are applicable to "critically undercapitalized" banks, those with capital at or less than 2%. Restrictions for these banks include the appointment of a receiver or conservator after 90 days, even if the bank is still solvent. All of the federal banking agencies have promulgated substantially similar regulations to implement this system of prompt corrective action.

A bank, based upon its capital levels, that is classified as "well capitalized," "adequately capitalized" or "undercapitalized" may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for a hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment. At each successive lower capital category, an insured bank is subject to more restrictions. The federal banking agencies, however, may not treat an institution as "critically undercapitalized" unless its capital ratios actually warrant such treatment.

Deposit Insurance Assessments

The FDIC has implemented a risk-based assessment system in which the deposit insurance premium relates to the probability that the deposit insurance fund will incur a loss. The FDIC sets semi-annual assessments in an amount necessary to maintain or increase the reserve ratio of the insurance fund to at least 1.25% of insured deposits or a higher percentage as determined to be justified by the FDIC.

Under the risk-based assessment system adopted by the FDIC, banks are categorized into one of three capital categories ("well capitalized," adequately capitalized," and "undercapitalized"). Assignment of a bank into a particular capital category is based on supervisory evaluations by its primary federal regulator. After being assigned to a particular capital category, a bank is classified into one of three supervisory categories. The three supervisory categories are:

- Group A — financially sound with only a few minor weaknesses;
- Group B — demonstrates weaknesses that could result in significant deterioration; and
- Group C — poses a substantial probability of loss.

The capital ratios used by the FDIC to define "well-capitalized," "adequately capitalized" and "undercapitalized" are the same as in the prompt corrective action regulations.

Because of the FDIC's favorable loss experience and a healthy reserve ratio in the Bank Insurance Fund, well-capitalized and well-managed banks have in recent years paid minimal premiums for FDIC Insurance. The current deposit insurance system will remain in effect until the effective date of final regulations implementing the Federal Deposit Insurance Reform Act (discussed below).

The current assessment rates are summarized below, expressed in terms of cents per $100 in insured deposits:

	Assessment Rates Supervisory Group		
Capital Group	***Group A***	***Group B***	***Group C***
Well capitalized	0	3	17
Adequately capitalized	3	10	24
Undercapitalized	10	24	27

On February 8, 2006, President Bush signed into law The Federal Deposit Insurance Reform Act of 2005 (the "FDI Reform Act"). The FDI Reform Act represents the most significant reform in the deposit insurance system in decades. The FDI Reform Act will (i) merge the Bank Insurance Fund (or BIF) and the Savings Association Insurance Fund (or SAIF) (the new combined fund will be called the Deposit Insurance Fund or DIF), (ii) index the $100,000 insurance level to reflect inflation (the first adjustment for inflation will be effective January 1, 2011 and thereafter adjustments will occur every 5 years), (iii) increase deposit insurance coverage for retirement accounts to $250,000, which will also be subject to the every five years adjustment process, (iv) offer credits to banks that historically have capitalized the FDIC which can be used to offset premiums otherwise due (this addresses the fact that institutions that have grown rapidly have not had to pay deposit premiums), (v) impose a cap on the level of the deposit insurance fund and provide for dividends when the fund grows beyond a specified threshold, (vi) adopt the historical basis concept for distributing the aforementioned one-time credit and dividends (each bank's historical basis will be determined by a formula that involves looking back to the institution's assessment base in 1996 and adding premiums paid since that time) and (vii) authorize revisions to the current risk-based system for assessing premiums. The deadline for merging the BIF and the SAIF into the DIF is July 1, 2006. Final rules for the remaining provisions are scheduled to become effective by no later than November 5, 2006.

While the FDI Reform Act assumes continuation of the FDIC's current system for calculating an institution's assessment based on (i) the probability the institution will cause the insurance fund to incur a loss, (ii) the likely amount of any such loss, and (iii) the revenue needs of the insurance fund, the amount of future premiums and assessment rates that SWCB will have pay into the DIF will depend on the final regulations to be adopted by the FDIC. While management cannot make final determination of the impact of the FDI Reform Act until the implementing regulations are finalized, management currently believes that the implementation of the FDI Reform Act will not have a material effect on the business and earnings of the Company.

Interstate Banking and Branching

Bank holding companies from any state may generally acquire banks and bank holding companies located in any other state, subject in some cases to nationwide and state-imposed deposit concentration limits and limits on the acquisition of recently established banks. Banks also have the ability, subject to specific restrictions, to acquire by acquisition or merger branches located outside their home state. The establishment of new interstate branches is also possible in those states with laws that expressly permit it. Interstate branches are subject to many of the laws of the states in which they are located.

California law authorizes out-of-state banks to enter California by the acquisition of or merger with a California bank that has been in existence for at least five years, unless the California bank is in danger of failing or in certain other emergency situations, but limits interstate branching into California to branching by acquisition of an existing bank.

Enforcement Powers

In addition to measures taken under the prompt corrective action provisions, insured banks may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses, or for violation of any law, rule, regulation, condition imposed in writing by the regulatory agency, or term of a written agreement with the regulatory agency. Enforcement actions may include:

- the appointment of a conservator or receiver for the bank;
- the issuance of a cease and desist order that can be judicially enforced;
- the termination of the bank's deposit insurance;
- the imposition of civil monetary penalties;
- the issuance of directives to increase capital;
- the issuance of formal and informal agreements;
- the issuance of removal and prohibition orders against officers, directors and other institution-affiliated parties; and
- the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the deposit insurance fund or the bank would be harmed if such equitable relief was not granted.

The DFI, as the primary regulator for state-chartered banks, also has a broad range of enforcement measures, from cease and desist powers and the imposition of monetary penalties to the ability to take possession of a bank, including causing its liquidation.

FDIC Receiverships

The FDIC may be appointed conservator or receiver of any insured bank or savings association. In addition, the FDIC may appoint itself as sole conservator or receiver of any insured state bank or savings association for any, among others, of the following reasons:

- insolvency;
- substantial dissipation of assets or earnings due to any violation of law or regulation or any unsafe or unsound practice;
- an unsafe or unsound condition to transact business, including substantially insufficient capital or otherwise;

- any willful violation of a cease and desist order which has become final;

- any concealment of books, papers, records or assets of the institution;

- the likelihood that the institution will not be able to meet the demands of its depositors or pay its obligations in the normal course of business;

- the incurrence or likely incurrence of losses by the institution that will deplete all or substantially all of its capital with no reasonable prospect for the replenishment of the capital without federal assistance; or

- any violation of any law or regulation, or an unsafe or unsound practice or condition which is likely to cause insolvency or substantial dissipation of assets or earnings, or is likely to weaken the condition of the institution or otherwise seriously prejudice the interests of its depositors.

As a receiver of any insured depository institution, the FDIC may liquidate such institution in an orderly manner and dispose of any matter concerning such institution as the FDIC determines is in the best interests of such institution, its depositors and the FDIC. Further, the FDIC shall, as the conservator or receiver, by operation of law, succeed to all rights, titles, powers and privileges of the insured institution, and of any shareholder, member, account holder, depositor, officer or director of such institution with respect to the institution and the assets of the institution; may take over the assets of and operate such institution with all the powers of the members or shareholders, directors and the officers of the institution and conduct all business of the institution; collect all obligations and money due to the institution and preserve and conserve the assets and property of the institution.

Safety and Soundness Guidelines

The federal banking agencies have adopted guidelines to assist in identifying and addressing potential safety and soundness concerns before capital becomes impaired. These guidelines establish operational and managerial standards relating to:

- internal controls, information systems and internal audit systems;
- loan documentation;
- credit underwriting;
- asset growth; and
- compensation, fees and benefits.

Additionally, the federal banking agencies have adopted safety and soundness guidelines for asset quality and for evaluating and monitoring earnings to ensure that earnings are sufficient for the maintenance of adequate capital and reserves. If an institution fails to comply with a safety and soundness standard, the appropriate federal banking agency may require the institution to submit a compliance plan. Failure to submit a compliance plan or to implement an accepted plan may result in enforcement action.

The federal banking agencies have issued regulations prescribing uniform guidelines for real estate lending. The regulations require insured depository institutions to adopt written policies establishing standards, consistent with such guidelines, for extensions of credit secured by real estate. The policies must address loan portfolio management, underwriting standards and loan to value limits that do not exceed the supervisory limits prescribed by the regulations.

Risk Management and Exposure

The federal banking agencies have begun examining banks and bank holding companies with respect to their exposure to and management of different categories of risk, including: legal, operations, market, credit, interest rate, price, foreign exchange, transaction, compliance, strategic, liquidity, and reputation risk. This examination approach causes bank regulators to focus on risk management procedures, rather than simply examining every asset and transaction. This approach supplements rather than replaces existing rating systems based on the evaluation of an institution's capital, assets, management, earnings and liquidity.

Money Laundering and Currency Controls

Various federal statutory and regulatory provisions are designed to enhance recordkeeping and reporting of currency and foreign transactions. Pursuant to the Bank Secrecy Act, financial institutions must report high levels of currency transactions or face the imposition of civil monetary penalties for reporting violations. The Money Laundering Control Act imposes sanctions, including revocation of federal deposit insurance, for institutions convicted of money laundering.

The International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 ("IMLAFATA"), a part of the USA Patriot Act, authorizes the Secretary of the Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to banks and other financial institutions to enhance recordkeeping and reporting requirements for certain financial transactions that are of primary money laundering concern. Among its other provisions, IMLAFATA requires each financial institution to: (i) establish an anti-money laundering program; (ii) establish due diligence policies, procedures and controls with respect to private banking accounts and correspondent banking accounts involving individuals and certain foreign banks; and (iii) avoid establishing, maintaining, administering, or managing correspondent accounts in the Untied States for, or on behalf of, a foreign bank that does not have a physical presence in any country. In addition, IMLAFATA contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities.

On April 30, 2003, the Treasury Department adopted final regulations, which became mandatory on October 1, 2003, implementing the IMLAFATA mandate that federally-insured banks and other financial institutions establish customer identification programs designed to verify the identity of persons opening new accounts, to maintain the records used for verification, and to determine whether the person appears on any list of known or suspected terrorists or terrorist organizations.

Consumer Protection Laws and Regulations

The bank regulatory agencies are focusing greater attention on compliance with consumer protection laws and implementing regulations. These laws and implementing regulations impact overall bank operations as well as specific consumer-oriented products and services. Examination and enforcement have become more intense in nature, and insured institutions have been advised to carefully monitor compliance with various consumer protection laws and implementing regulations. Banks are subject to many federal consumer protection laws and regulations, including:

- the Community Reinvestment Act, or the CRA;
- the Truth in Lending Act, or the TILA;
- the Fair Housing Act, or the FH Act;
- the Equal Credit Opportunity Act, or the ECOA;
- the Home Mortgage Disclosure Act, or the HMDA; and
- the Real Estate Settlement Procedures Act, or the RESPA.

The CRA is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. The CRA specifically directs the federal bank regulatory agencies, in examining insured depository institutions, to assess their record of helping to meet the credit needs of their entire community, including low- and moderate-income neighborhoods, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution's record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions, or holding company formations.

The federal banking agencies have adopted regulations which measure a bank's compliance with its CRA obligations on a performance-based evaluation system. This system bases CRA ratings on an institution's actual lending service and investment performance rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements. The ratings range from "outstanding" to a low of "substantial noncompliance."

The ECOA prohibits discrimination in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act. In March 1994, the Federal Interagency Task Force on Fair Lending issued a policy statement on discrimination in lending. The policy statement describes the three methods that federal agencies will use to prove discrimination:

- overt evidence of discrimination;
- evidence of disparate treatment; and
- evidence of disparate impact.

This means that if a creditor's actions have had the effect of discriminating, the creditor may be held liable — even when there is no intent to discriminate.

The FH Act regulates many practices, including making it unlawful for any lender to discriminate against any person in its housing-related lending activities because of race, color, religion, national origin, sex, handicap, or familial status. The FH Act is broadly written and has been broadly interpreted by the courts. A number of lending practices have been found to be, or may be considered, illegal under the FH Act, including some that are not specifically mentioned in the FH Act itself. Among those practices that have been found to be, or may be considered, illegal under the FH Act are:

- declining a loan for the purposes of racial discrimination;
- making excessively low appraisals of property based on racial considerations;
- pressuring, discouraging, or denying applications for credit on a prohibited basis;
- using excessively burdensome qualifications standards for the purpose or with the effect of denying housing to minority applicants;
- imposing on minority loan applicants more onerous interest rates or other terms, conditions or requirements; and
- racial steering, or deliberately guiding potential purchasers to or away from certain areas because of race.

The TILA is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As a result of the TILA, all creditors must use the same credit terminology and expressions of rates, the annual percentage rate, the finance charge, the amount financed, the total payments and the payment schedule.

HMDA grew out of public concern over credit shortages in certain urban neighborhoods. One purpose of HMDA is to provide public information that will help show whether financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. HMDA also includes a "fair lending" aspect that requires the collection and disclosure of data about applicant and borrower characteristics as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes. HMDA requires institutions to report data regarding applications for one-to-four family real estate loans, home improvement loans, and multifamily loans, as well as information concerning originations and purchases of those types of loans. Federal bank regulators rely, in part, upon data provided under HMDA to determine whether depository institutions engage in discriminatory lending practices.

RESPA requires lenders to provide borrowers with disclosures regarding the nature and costs of real estate settlements. Also, RESPA prohibits certain abusive practices, such as kickbacks, and places limitations on the amount of escrow accounts.

The GLB Act requires disclosure of our privacy policy at the time a customer relationship is established and annually thereafter. Under the provisions of the GLB Act, we must put systems in place to safeguard the non-public personal information of our customers.

Violations of these various consumer protection laws and regulations can result in civil liability to the aggrieved party, regulatory enforcement including civil money penalties, and even punitive damages.

Other Aspects of Banking Law

We are also subject to federal statutory and regulatory provisions covering, among other things, security procedures, insider and affiliated party transactions, management interlocks, electronic funds transfers, funds availability, and truth-in-savings. There are also a variety of federal statutes which regulate acquisitions of control and the formation of bank holding companies.

Impact of Monetary Policies

Banking is a business which depends on rate differentials. In general, the difference between the interest rate paid by a bank on its deposits and its other borrowings and the interest rate earned by a bank on its loans, securities and other interest-earning assets comprises the major source of the bank's earnings. These rates are highly sensitive to many factors which are beyond the bank's control and, accordingly, the earnings and growth of the bank are subject to the influence of economic conditions generally, both domestic and foreign, including inflation, recession, and unemployment; and also to the influence of monetary and fiscal policies of the United States and its agencies, particularly the FRB. The FRB implements national monetary policy, such as seeking to curb inflation and combat recession, by:

- its open-market dealings in United States government securities;
- adjusting the required level of reserves for financial institutions subject to reserve requirements;
- placing limitations upon savings and time deposit interest rates; and
- adjustments to the discount rate applicable to borrowings by banks which are members of the Federal Reserve System.

The actions of the FRB in these areas influence the growth of bank loans, investments, and deposits and also affect market interest rates. Since January 2001 the FRB has decreased interest rates thirteen times, reducing the overnight "Federal Funds" rate from 6.50% to 1.00% through early 2004, the lowest level in over four decades. Since June 2004, through December 31, 2005, the FRB has increased interest rates thirteen times to 4.25%. The FRB has increased rates a fourteenth time to 4.50% in early 2006 and additional increases are expected during the remainder of 2006. The nature and timing of any future changes in such policies and their impact on us cannot be predicted; however, depending on the degree to which our interest-earning assets and interest-bearing liabilities are rate sensitive, increases in rates would have a temporary effect of increasing our net interest margin, while decreases in interest rates would have the opposite effect. In addition, adverse economic conditions, including a downturn in the local or regional economy and rising energy prices, could make a higher provision for loan losses a prudent course and could cause higher loan charge-offs, thus adversely affecting our net income or other operating costs.

Conclusion

As a result of the recent federal and California legislation, including the GLB Act, there has been a competitive impact on commercial banking. There has been a lessening of the historical distinction between the services offered by banks, savings associations, credit unions, securities dealers, insurance companies, and other financial institutions. Banks have also experienced increased competition for deposits and loans which may result in increases in their cost of funds, and banks have experienced increased overall costs. Further, the federal banking agencies have increased enforcement authority over banks and their directors and officers.

Future legislation is also likely to impact our business. However, our management cannot predict what legislation might be enacted or what regulations might be adopted or the effects thereof.

ITEM 1A – RISK FACTORS

The considerations listed below represent material factors we believe could cause our actual results of operations to differ materially from our expectations. These considerations are not intended to represent a complete list of the general or specific risks that may affect our future results of operations or stock price and should be considered carefully.

allowance for loan losses is based on prior experience, as well as an evaluation of the risks in the current portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. While we believe that our allowance for loan losses is adequate to cover potential losses, we cannot assure you that we will not further increase the allowance for loan losses or that regulators will not require us to increase this allowance. Either of these occurrences could have a material adverse affect on our earnings. (See "ITEM 7 — MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" herein.)

Risks Relating to Our Common Stock and Warrants

Only a Limited Trading Market Exists for Southwest Community Common Stock and Warrants Which Could Lead to Price Volatility. Only a limited trading market for our common stock and warrants exists on the NASDAQ-Capital Market. Although various dealers currently trade shares of our common stock and warrants, we cannot assure you that an active public market for our common stock or warrants will ever develop or the extent to which those dealers will continue trading our common stock and warrants. During the year 2005, the average daily volume of common shares traded was 1,562.

Concentrated Ownership of Our Common Stock and Warrants By Directors and Executive Officers Creates a Risk of Sudden Changes in Our Share Price. As of December 31, 2005, directors and members of our executive management team owned or controlled approximately 30% of the total outstanding common stock, including warrants and vested stock options as if they were exercised and outstanding.

Investors who purchase our common stock or warrants may be subject to certain risks due to the concentrated ownership of our common stock and warrants. The sale by any of our large shareholders of a significant portion of that shareholder's holdings could have a material adverse effect on the market price of our common stock or warrants. In addition, the sale and issuance of any significant amount of additional shares of our common stock will have the immediate effect of increasing the public float of our common stock and any such increase may cause the market price of our common stock and warrants to decline or fluctuate significantly.

Future Issuances or Sales of Shares of Our Common Stock Could Have an Adverse Effect on Our Stock Price. As of December 31, 2005, options to purchase 863,841 shares have been granted and are outstanding to directors, officers and employees under our 2002 Stock Option Plan, of which 749,020 are exercisable. In addition, 113,015 shares of our common stock are reserved for issuance upon exercise of our outstanding warrants. Future sales of substantial amounts of our common stock could adversely affect prevailing market prices for the shares of our common stock, including sales of shares acquired upon exercises of options or warrants.

Risks Related to Our Industry

Our Business is Subject to Interest Rate Risk and Variations in Interest Rates May Negatively Affect Our Financial Performance. Changes in the interest rate environment may reduce our profits. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. They are also affected by the proportion of interest-earning assets that are funded by interest-bearing liabilities. In general, over most time periods we have more assets than liabilities repricing and therefore generally benefit more in periods of rising interest rates than in periods of falling interest rates. This is primarily due to our relatively high ratio of interest-earning assets to interest-bearing liabilities..To mitigate the impact of declining interest rates we can extend the repricing maturities of our interest-earning assets and negotiate interest rate floor provisions into our longer term variable rate loans. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. We cannot assure you that we can minimize our interest rate risk. In addition, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, loan origination volume and overall profitability.

We Face Strong Competition From Financial Service Companies and Other Companies that Offer Banking Services that Could Hurt Our Business. We conduct our banking operations exclusively in Southern California. Increased competition in our market may result in reduced loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the same banking services that we offer in our service area. These competitors include national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including without limitation, savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, our competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits, and range and quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances enable more companies to provide financial services. We also face competition from out-of-state financial intermediaries that have opened low-end production offices or that solicit deposits in our market areas. If we are unable to attract and retain banking customers, we may be unable to continue our loan growth and level of deposits and our results of operations and financial condition may otherwise be adversely affected.

We are Subject to Extensive Regulation Which Could Adversely Affect Our Business. Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to regular modification and change. There are currently proposed various laws, rules and regulations that, if adopted, would impact our operations. There can be no assurance that these proposed laws, rules and regulations, or any other laws, rules or regulations, will not be adopted in the future, which could make compliance much more difficult or expensive, restrict our ability to originate, broker or sell loans, further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by us or otherwise adversely affect our business or prospects.

ITEM 1B – UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2 — PROPERTIES

In January 2001 we moved our administrative headquarters to 5810 El Camino Real, Carlsbad, California 92008, Suites C and D, and in March 2001 we opened the Carlsbad Business Banking Center at the same location. The premises consist of a stand-alone building containing approximately 13,400 square feet of which we lease approximately 6,260 square feet from an unaffiliated third party. The lease provides for annual cost of living increases not to exceed 6%. The current monthly base rent amount is $8,585. The lease expires January 31, 2009 and provides a five-year option to extend. In May 2004 we entered into a new lease at 5650 El Camino Real, Suite 130, Carlsbad, California 92008, in the Carlsbad Gateway Center for the relocation of our Carlsbad Business Banking Center. The premises consist of a stand-alone building containing 50,071 square feet of which we lease approximately 3,260 square feet from an unaffiliated third party. The current monthly base rent is $5,249. The lease expires September 30, 2009 and provides two five-year options to extend.

Our Encinitas Office is located at 277 North El Camino Real, Encinitas, California 92024, in the Villa Encinitas Plaza. These premises are leased from an unaffiliated third party. The premises consist of a stand-alone building having approximately 5,200 square feet. The building is located in a shopping center and has ample parking. The current monthly base rent amount is $10,798. The lease provides for bi-annual cost of living increases of not less than 8%. The lease expires April 30, 2008 and provides four five-year options to extend. We also lease the space for the drive-up ATM at this same location at the currently monthly rate of $800. The ATM lease expires April 30, 2008 with options to extend.

Our downtown banking office is located at 600 "B" Street, Suite 2202, San Diego, California 92101. Effective October 1, 2005 we entered into a new space sharing agreement for approximately 1,533 square feet with Fortuna Financial, Inc., of which our Chairman of the Board, Mr. Howard B. Levenson, serves as Chairman, President and sole stockholder. (See "ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" herein.) The prior lease expired in September 2005 and was renewed. The current monthly base rent is $3,525. The new agreement expires November 30, 2010 and provides a five-year option to extend.

Our Escondido Office is located at 1146 West Valley Parkway, Suite 102, Escondido, California 92025, in Plaza Las Palmas. We lease these premises from an unaffiliated third party. The premises are located in a shopping center and we lease approximately 1,271 square feet. The lease provides for annual cost of living increases not to exceed 6%. The currently monthly base rent amount is $3,622. The lease has been extended and expires March 31, 2010 and provides for an additional five-year option to extend.

Our El Cajon Office is located at 1235 Avocado Boulevard, El Cajon, California 92020. The premises consist of a stand-alone building having approximately 3,500 square feet. The building is located in a shopping center. The currently monthly base monthly rent amount is $5,040. The lease is with an unaffiliated third party and provides for annual cost of living increases not to exceed 5%. The lease expires March 31, 2011 and provides a five-year option to extend.

Our Murrieta Office is located at 26755 Jefferson Avenue, Murrieta, California 92562. The premises consist of a stand-alone building containing approximately 43,200 square feet of which we lease approximately 3,013 square feet from an unaffiliated third party. The current monthly rent amount is $5,423. The lease expires August 31, 2007 and provides two five-year options to extend.

Our Anaheim Office is located at 2401 E. Katella Avenue, Anaheim, California 92806. We have leased approximately 5,800 square feet on the ground floor of an existing multi-story/multi-tenant building from an unaffiliated third party. The currently monthly base rent is $10,652. The lease expires April 30, 2009 and provides a five-year option to extend.

In April 2003 we leased approximately 5,013 square feet of administrative office space at 5611 Palmer Way, Suite G, Carlsbad, California 92008, from an unaffiliated third party. The currently monthly base rent amount is $5,063, plus common area charges, with annual step adjustments in the monthly rent of approximately 3%. The lease expires August 31, 2008 and provides a three-year option to extend.

Our Glendale Loan Production Office is located at 330 North Brand Boulevard, Suite 525, Glendale, California 92103. We have leased approximately 2,096 in a multi-story/multi-tenant building from an unaffiliated third party. The current monthly base rent is $4,611, plus common area charges. The lease expires December 31, 2008 and provides a five-year option to extend.

In March 2004 we leased approximately 5,386 square feet of office space at 599 North E. Street, San Bernardino, California 92401 from an unaffiliated third party for our San Bernardino Office. The basic monthly rent is $10,808, plus a pro rata share of common area charges and annual cost of living increases of not less that 2.5% and not more than 6.0%. The lease expires July 14, 2014 and provides a five-year option to extend.

In August 2005 we leased approximately 2,557 square feet of office space at 8250 White Oak Avenue, Suite 100t, Rancho Cucamonga, California 91730 from an unaffiliated third party for our Rancho Cucamonga Office. The basic monthly rent is $3,964, plus a pro rata share of common area charges and annual increases 3.0%. The lease expires July 31, 2010 and provides a three-year option to extend.

During 2005 and 2004, our aggregate lease expense for continuing operations was approximately $924,000 and $776,000, respectively, on a consolidated basis.

We believe that our existing premises are adequate for present and anticipated needs and do not contemplate any material capital expenditures. We also believe that we have adequate insurance to cover our interests in the premises we occupy.

ITEM 3 — LEGAL PROCEEDINGS

We may, from time to time, be involved in legal proceedings in the ordinary course of business. We are not currently involved in any pending legal proceedings that we believe, either individually or taken as a whole, could materially harm our business, financial position, results of operations or cash flows.

ITEM 4 — SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to the Company's shareholders during the fourth quarter of 2005.

PART II

ITEM 5 — MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Equity Securities

As of December 31, 2005, we had 3,808,348 shares of our common stock issued and outstanding and warrants outstanding to purchase 113,015 shares of our common stock. As of February 28, 2006, we had approximately 382 holders of record of our common stock, although we believe that there are an additional 800 shareholders who own their shares in "street name" through brokerage firms, and approximately 99 holders of record of our warrants, although we believe that there are additional holders who own their warrants in "street name" through brokerage firms.

Historical Market Prices

Effective June 14, 2005, our common stock began trading on the NASDAQ-Capital Market (trading symbol "SWCB"). Previously our common stock traded in the OTC Bulletin Board under the same trading symbol. There has been a limited trading market for our common stock. We are aware of nine market makers in our common stock. However, there are a number of other dealers who affect trades in our common stock through these market makers including Western Financial Corporation, an affiliated company of our Chairman, Howard S. Levenson. No assurance can be given that a more active public trading market for our common stock will develop in the future or the extent to which those dealers will continue to affect trades. Our common stock is not currently listed on any exchange or on the Nasdaq National Market.

The information in the following table indicates the high and low sales prices and volume of trading for our common stock for each quarterly period since January 1, 2004 and is based upon information provided by the OTC Bulletin Board and NASDAQ-Capital Market. Because of the limited market for our common stock, these prices may not be indicative of the fair market value of our common stock. The information does not include transactions for which no public records are available. The trading prices in such transactions may be higher or lower than the prices reported below. These prices do not include retail mark-ups, mark-downs, or commissions and have been adjusted for stock splits and the 5% stock dividend.

Quarter Ended	High	Low	Approximate Number of Shares Traded
2004:			
March 31	$ 22.22	$ 17.14	165,838
June 30	$ 28.57	$ 21.43	45,468
September 30	$ 30.48	$ 27.86	69,645
December 31	$ 38.10	$ 27.81	90,275
2005:			
March 31	$ 38.10	$ 32.86	74,234
June 30	$ 35.00	$ 28.00	93,003
September 30	$ 38.06	$ 30.76	134,193
December 31	$ 33.15	$ 30.86	87,736

Dividends

During the fourth quarter of 2005, we began the payment of cash dividends with an initial payment on October 20, 2005 of $0.05 per common share to shareholders of record on October 5, 2005. The second quarterly $0.05 per common share dividend declared in 2005 was paid on January 20, 2006 to common shareholders of record on January 5, 2006. It is our current intention to continue the practice of paying a quarterly cash dividend. However, payment of stock or cash dividends in the future will depend upon the Company's earnings and financial condition and other factors deemed relevant by the Boards of Directors of Southwest Community and SWCB. On March 23, 2005, the Board of Directors approved a five percent stock dividend payable on May 18, 2005 to shareholders of record as of April 25, 2005.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2005, with respect to the shares of Southwest Community common stock that may be issued under existing equity compensation plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in the second column)
Equity compensation plan approved by holders: Southwest Community Bancorp 2002 Stock Option Plan	863,841	$ 12.13	468,518

1 The total number of shares of common stock that may be issued pursuant to awards granted under the 2002 Plan may not exceed 1,575,000 shares.

Recent Sales of Unregistered Securities

During 2005, we issued a total of 12,919 shares of our common stock pursuant to the exercise of warrants issued in our 2002 Unit Offering. The aggregate proceeds were $118,118. The issuances of common stock were exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2). That section exempts from the registration requirements securities issued by a company not involving any public offering. The issuance of shares of common stock upon exercise of warrants did not involve any public offering in compliance with the requirements of Section 4(2) and, therefore, was exempt from registration.

There were no discounts or commissions involved in the above transactions.

ITEM 6 — SELECTED FINANCIAL DATA

	At or for the Years Ended December 31,				
	2005	2004	2003	2002	2001
	(dollars in thosuands, except per share data)				
Results of Operations:					
Interest income	$ 30,076	$ 19,050	$ 13,286	$ 9,154	$ 7,620
Interest expense	3,171	1,519	978	1,011	1,685
Net interest income	26,905	17,531	12,308	8,143	5,935
Provision for loan losses	900	1,475	800	655	460
Net interest income after provision for loan losses	26,005	16,056	11,508	7,488	5,475
Noninterest income	6,015	6,122	4,551	3,892	2,460
Noninterest expense	18,309	14,348	11,198	8,734	6,926
Income from continuing operations before income taxes	13,711	7,830	4,861	2,646	1,009
Provision for income taxes	5,346	3,200	2,009	1,078	146
Income from continuing operations	8,365	4,630	2,852	1,568	863
Income from discontinued operations	1,646	115	83	249	31
Net income	$ 10,011	$ 4,745	$ 2,935	$ 1,817	$ 894
Share Data (1):					
Earnings per common share (1):					
Continuing Operations					
Basic	$ 2.22	$ 1.42	$ 0.93	$ 0.58	$ 0.37
Diluted	$ 1.90	$ 1.17	$ 0.78	$ 0.51	$ 0.33
Net Income					
Basic	$ 2.66	$ 1.46	$ 0.96	$ 0.67	$ 0.38
Diluted	$ 2.27	$ 1.20	$ 0.80	$ 0.60	$ 0.35
Average shares outstanding (1)	3,757,955	3,259,580	3,043,066	2,715,092	2,360,163
Average diluted shares outstanding (1)	4,399,392	3,965,238	3,642,055	3,046,636	2,580,071
Cash dividends declared per share	$ 0.10	-	-	-	-
Book value at period-end (1)	$ 12.98	$ 10.63	$ 6.22	$ 5.33	$ 3.71
Shares outstanding at period-end	3,808,348	3,484,266	2,902,462	2,888,962	2,247,742
Balance Sheet Data at Period-end:					
Assets	$ 656,503	$ 532,874	$ 338,815	$ 250,898	$ 123,074
Investments	96,690	61,805	23,852	15,130	5,033
Loans, net of deferred fees	314,806	283,600	188,715	127,654	84,012
Allowance for loan losses	4,494	3,744	2,511	1,798	1,104
Deposits	594,134	482,762	308,379	231,995	112,856
Borrowed funds	8,248	8,248	8,248	576	596
Shareholders' equity	$ 49,418	$ 38,888	$ 18,962	$ 16,177	$ 8,775
Selected Financial Ratios:					
Return on average assets - continuing operations	1.46 %	1.15 %	1.00 %	0.90 %	0.84 %
Return on average assets - Net Income	1.75 %	1.18 %	1.03 %	1.05 %	0.87 %
Return on average equity - continuing operations	18.80 %	17.19 %	16.40 %	12.56 %	10.40 %
Return on average equity - Net Income	22.50 %	17.61 %	16.88 %	14.55 %	10.77 %
Average equity/Average assets	7.77 %	6.69 %	6.12 %	7.18 %	8.10 %
Net interest margin - tax equivalent basis	5.90 %	5.48 %	6.14 %	6.01 %	6.81 %
Efficiency Ratio	55.62%	60.66%	66.42%	72.57%	82.50%
Dividend Payout Ratio	3.75%	-	-	-	-

(1) All share and per share data has been adjusted for stock splits and stock dividends.

ITEM 7 — MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations is intended to provide a better understanding of the significant changes in trends relating to our financial condition, results of operations, liquidity and interest rate sensitivity. The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto, included elsewhere herein.

FINANCIAL SUMMARY

The primary source of the Company's earnings comes from banking services provided by SWCB. Effective June 7, 2005, substantially all of the business assets of Company's data processing subsidiary were sold for $9,000,000, of which $1,365,000 was being held in escrow for up to twelve months relating to certain contingencies. During the second quarter, we reported a gain on sale of $1,550,000. On August 15, 2005, $300,000 was released from the escrow and resulted in an additional gain on sale of the assets, after income taxes of $155,000. The total gain on sale and the results of operations for the subsidiary, prior to the sale, are reported as discontinued operations.

Our financial condition and results of operations reflect the continued growth in earning assets, deposits, equity capital and net earnings. SWCB commenced operations in 1997 and opened branches in 1998, 2000, 2001, 2002, 2003, 2004 and 2005, for a total of 9 full-service banking offices and three loan production offices. This contributed to our growth in loans and deposits, as well as the increases in noninterest expenses.

Since the opening of SWCB, it has been our business plan to maximize growth in assets funded by growth in liabilities to enhance profitability and share value tempered by prudent underwriting of credit risk and management of interest rate and other operational risks. Consequently, our Board, management and staff have been dedicated to attracting new customers as SWCB has attempted to increase its market share and establish itself as a viable competitor in the North San Diego County market initially and the broader marketplace in which it now operates. Since December 1997, we have experienced continued growth in assets and earnings. We have pursued and continue to pursue a growth strategy which depends primarily on generating an increasing level of loans and deposits at acceptable risk levels. We have also pursued growth through new branches and by expanding real estate and small business lending. We believe that our continued growth results from the level of services we provide, as well as favorable pricing for our banking products and services and the overall growth in the local economy in which we operate. We cannot assure you of our success in implementing our growth strategy without corresponding increases in our non-interest expenses.

SWCB derives its income primarily from interest received on loans and investment securities and from fees received from providing deposit services. SWCB's expenses are the interest it pays on deposits and borrowings, salaries and benefits for employees, occupancy costs for its banking offices and general operating expenses. The assets of the Company are primarily those of SWCB.

The growth in Company assets and earnings and the contribution to earnings from continuing and discontinue operations for the years ended December 2005, 2004 and 2003 is summarized below and discussed in more detail in the following sections:

	At or for the Years Ended December 31,		
	2005	2004	2003
	(dollars in thousands, except per share data)		
Continuing Operations:			
Income from continuing operations	$ 8,365	$ 4,630	$ 2,852
Discontinued Operations:			
Gain on sale of assets	1,704	-	
Income (loss) from operations	(58)	115	83
Income from discontinued operations	1,646	115	83
Net Income	$ 10,011	$ 4,745	$ 2,935
Diluted earnings per share			
Continuing operations	$ 1.90	$ 1.17	$ 0.78
Net income	$ 2.27	$ 1.20	$ 0.80

Year 2005 Compared to 2004 – Continuing Operations

The 81% increase in income from continuing operations for the year ended December 31, 2005 as compared to the same period in 2004 was a result of several factors. Net interest income increased by $9,374,000, or 53%, due primarily to a 44% increase in average interest-earning assets and a 42 basis point increase in net interest margin. In addition, the provision for loan losses decreased by $575,000, or 39% due to slower loan growth and a continuing low level of loan charge-offs. Partially offsetting the increase in net interest income and lower provision for loan losses, noninterest income decreased by $107,000, or 2%, and noninterest expense increased by $3,961,000, or 28%. The increase in noninterest expenses was primarily due to increases in salaries and employee benefits, occupancy, and equipment that were related to our growth in offices.

The return on average assets from continuing operations for the year 2005 was 1.46% and the return on average equity was 18.80%, as compared to 1.15% and 17.19%, respectively, for the year 2004.

As of December 31, 2005 consolidated total assets were $656,503,000 as compared to $532,874,000 at December 31, 2004, a 23% increase. Total loans increased 11% to $314,806,000 and total deposits increased 23% to $594,134,000 as of December 31, 2005 as compared to December 31, 2004. Shareholders' equity increased $10,530,000, to $49,418,000 at December 31, 2005 from $38,888,000 as of December 31, 2004. The increase primarily consisted of net income for the period.

Year 2004 Compared to 2003 – Continuing Operations

The 62% increase in income from continuing operations for the year ended December 31, 2004 as compared to the same period in 2003 was a result of several factors. Net interest income increased by $5,223,000, or 42%, due primarily to a 60% increase in average interest-earning assets; and noninterest income increased by $1,571,000, or 35%, due to increases in fees and service charges due to our overall growth, loan referral fees and in gains on sales of SBA loans at SWCB. During 2004 we had a loss on sale of securities as compared to $228,000 in securities gains in 2003. Partially offsetting the increases in revenues, noninterest expense increased by $3,150,000, or 28%, and the provision for loan losses increased $675,000, or 84%. The increase in noninterest expenses was primarily due to increases in salaries and employee benefits, occupancy, and equipment and data processing that were related to our growth in offices. The increase in the provision for loan losses was primarily due to the increase in outstanding loans.

The return on average assets from continuing operations for the year 2004 was 1.15% and the return on average equity was 17.19%, as compared to 1.00% and 16.40%, respectively, for the year 2003.

As of December 31, 2004 consolidated total assets were $532,874,000 as compared to $338,815,000 at December 31, 2003, a 57% increase. Total loans increased 50% to $283,600,000 and total deposits increased 57% to $482,762,000 as of December 31, 2004 as compared to December 31, 2003. Shareholders' equity increased $19,926,000, to $38,888,000 at December 31, 2004 from $18,962,000 as of December 31, 2003. The increase included net income for the period and the $14,384,000 in net proceeds from the common stock offering that was completed during the third quarter.

Critical Accounting Policies That May Affect Our Reported Income

Our consolidated financial statements and the notes thereto have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our financial statements requires us to make a number of estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. On an ongoing basis, we evaluate our estimates and assumptions based upon historical experience and other factors and circumstances. We believe that our estimates are reasonable; however, actual results may differ significantly from these estimates and assumptions which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and on our results of operations for the reporting periods.

Our significant accounting policies and practices are described in the notes to our consolidated financial statements. The accounting policies that involve our significant estimates and assumptions, which have a material impact on the carrying value of certain assets and liabilities, are considered critical accounting policies. We have identified our policies for allowance for loan losses and fair value of financial instruments as critical accounting policies. These policies are summarized below.

Allowance for Loan Losses

We maintain an allowance for loan losses at an amount which we believe is sufficient to provide adequate protection against losses in the loan portfolio. Our periodic evaluation of the adequacy of the allowance is based on such factors as our past loan loss experience, known and inherent risks in the portfolio, adverse situations that have occurred but are not yet known that may affect the borrowers' ability to repay, the estimated value of underlying collateral, and economic conditions. As we utilize information currently available to evaluate the adequacy of the allowance for loan losses, the amount of the allowance for loan losses is subjective and may be adjusted in the future depending on changes in economic conditions or other factors. If our estimate of possible loan losses or an increase in actual loan losses required us to increase the allowance for loan losses, we would increase the allowance through an increase in the provision for loan losses taken as a charge against earnings. Conversely, if net loan losses are less that expected, we may be able to reduce our provision for loan losses in future periods.

During the time we hold collateral, we are subject to credit risks, including risks of borrower defaults, bankruptcies and special hazard losses that are not covered by standard hazard insurance (such as those occurring from earthquakes or floods). Although we have established an allowance for loan losses that we consider adequate, there can be no assurance that the established allowance for loan losses will be sufficient to offset losses on loans in the future. See the notes to the consolidated financial statements for additional information regarding loans and the allowance for loan losses.

Fair Value of Financial Instruments

We estimate the fair value of financial instruments for purposes of preparing our financial statements. We assess the fair value of various items such as investment securities, loans, deposits, borrowings and commitments to extend credit. Fair value estimates are based on relevant market information and information about the financial instrument. Because there are no markets for a portion of our financial instruments, fair value estimates are based on management's judgment regarding expected future cash flows, current economic conditions, risk characteristics of the instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. If the values of financial instruments carried as assets become impaired due to the fair value declining below the recorded value, we may be required to provide an allowance for loss or write off the instrument by an expense charged against earnings. Also, if our obligations to third parties increased above our recorded liabilities, we may have to increase the carrying value of those liabilities by an expense charged against earnings. See the notes to the audited consolidated financial statements for additional information regarding the fair value of our financial instruments.

ANALYSIS OF RESULTS OF OPERATIONS

Distribution of Assets, Liabilities and Shareholders' Equity; Net Interest Income and Net Yield

Our earnings depend largely upon the difference between the income we receive from interest-earning assets, which are principally our loan portfolio and investment securities; and the interest paid on our interest-bearing liabilities, which consist of deposits and borrowings. This difference is net interest income. Net interest margin is net interest income expressed as a percentage of average total interest-earning assets. Net interest spread is the absolute difference between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities.

The following table provides information, for the periods indicated, on the average amounts outstanding for the major categories of interest-earning assets and interest-bearing liabilities, the amount of interest earned or paid, the yields and rates of interest earned or paid, net interest income and net interest spread:

Analysis of Average Rates and Balances

	Year Ended December 31,								
	2005			2004			2003		
	Average Balance	Interest Income/ Expense	Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Rates Earned/ Paid
	(dollars in thousands)								
Assets									
Investment securities - taxable	$ 75,122	$ 2,961	3.94%	$ 40,589	$ 1,536	3.78%	$ 22,215	$ 728	3.28%
Investment securities - tax-exempt (1)	13,842	764	5.52%	472	26	5.51%	-	-	0.00%
Federal funds sold & other	80,303	2,708	3.37%	56,792	834	1.47%	22,487	259	1.15%
Loans (2)	291,360	23,903	8.20%	222,376	16,663	7.49%	155,686	12,299	7.90%
Total interest-earning assets	460,627	30,336	6.59%	320,229	19,059	5.95%	200,388	13,286	6.63%
Noninterest-earning assets	112,206			83,613			83,613		
Total Assets	$572,833			$403,842			$284,001		
Liabilities									
Interest-bearing demand	$ 10,787	22	0.20%	$ 6,364	14	0.22%	$ 5,058	11	0.22%
Savings & money market	113,075	2,374	2.10%	75,931	913	1.20%	41,461	382	0.92%
Time deposits	10,799	233	2.16%	11,580	135	1.17%	15,156	290	1.91%
Borrowings	8,315	542	6.52%	10,390	457	4.40%	8,952	295	3.30%
Total interest-bearing liabilities	142,976	3,171	2.22%	104,265	1,519	1.46%	70,627	978	1.38%
Demand deposits	381,753			271,929			195,288		
Other liabilities	3,617			706			694		
Total Liabilities	528,346			376,900			266,609		
Shareholders' Equity	44,487			26,942			17,392		
Total Liabilities and Shareholders' Equity	$572,833			$403,842			$284,001		
Net interest income/margin - tax equivalent basis		27,165	5.90%		17,540	5.48%		12,308	6.14%
Net interest spread			4.37%			4.49%			5.25%
Less tax equivalent adjustment		260			9				
Net interest Income		$26,905			$17,531			$12,308	

(1) The interest income and yields on tax-exempt investment securities are presented on a tax-equivalent basis using the statutory federal income tax rate of 34%.

(2) Loans, net of unearned income, include non-accrual loans, but do not reflect average allowances for loan losses. Interest income from loans includes loan fees of $2,190,000 in 2005, $1,957,000 in 2004 and $1,537,000 in 2003.

Net interest income is affected by changes in the level and the mix of interest-earning assets and interest-bearing liabilities. The changes between periods in these assets and liabilities are referred to as volume changes. The impact on net interest income of changes in average volume is measured by multiplying the change in volume between the current period and the prior period by the prior period rate.

Net interest income is also affected by changes in the yields earned on assets and rates paid on liabilities. These are referred to as rate changes and the impact on net interest income of these changes is measured by multiplying the change in rate between the current and prior period by the average volume of the prior period. Changes in rate-volume between periods, which is measured by the change in rate multiplied by the change in volume, are allocated on a pro rata basis between the volume and the rate changes in the Analysis of Changes in Volume and Interest Rates table that follows:

Analysis of Changes in Volume and Interest Rates

	2005 from 2004			2004 from 2003		
	Change due to		Total	Change due to		Total
	Volume	Rate	Change	Volume	Rate	Change
			(dollars in thousands)			
Investment securities - taxable	$ 1,358	$ 67	$ 1,425	$ 680	$ 128	$ 808
Investment securities - tax-exempt	738	-	738	26	-	26
Federal funds sold & other	453	1,421	1,874	303	272	575
Loans	5,544	1,696	7,240	5,026	(662)	4,364
Total interest income	8,093	3,184	11,277	6,035	(262)	5,773
Interest-bearing demand	9	(1)	8	3	-	3
Savings & money market	579	882	1,461	389	142	531
Time deposits	(8)	106	98	(58)	(97)	(155)
Borrowings	(60)	145	85	15	147	162
Total interest expense	520	1,132	1,652	349	192	541
Net Interest Income - tax equivalent basis	$ 7,573	$ 2,052	$ 9,625	$ 5,686	$ (454)	$ 5,232

Year 2005 compared to 2004

For the year ended December 31, 2005, net interest income – tax equivalent basis was $27,165,000, an increase of $9,625,000, or 55%, as compared to $17,540,000 for the year ended December 31, 2004. The increase in net interest income can be primarily attributed to the growth in the volume of loans, our highest yielding interest-earning assets, partially offset by the growth in the volume of interest-bearing liabilities. The increase in net interest income can also be attributed to the differential in the rate of growth in our interest-earning assets versus our interest-bearing liabilities. Average interest-earning assets increased $140,398,000, or 44%, versus an increase in average interest-bearing liabilities of $38,711,000, or 37%. The increase in average loans accounted for most of the increase in average interest-earning assets. Average loans increased by $68,984,000, or 31%. The increased volume of our interest-bearing assets contributed $8,093,000 towards the net increase in net interest income, of which the increased volume of loans contributed $5,544,000, offset by $520,000 due to the increased volume of interest-bearing liabilities. Interest rates had an overall positive impact of $2,052,000 on net interest income, as $3,184,000 from higher yields on interest-earning assets was partially offset by $1,132,000 due to increased costs of interest-bearing liabilities. The higher yields from earnings assets included $1,696,000 from loans and $1,421,000 from Federal funds sold & other.

The net interest margin on a tax equivalent basis for the year 2005 was 5.90%, an increase of 42 basis points from 5.48% for the year 2004. The increase in net interest margin was due to an increase in the yield on interest-earning assets partially offset by an increase in the cost of interest-bearing liabilities and a continuing decrease in the proportion of interest-bearing liabilities to interest-earning assets. The yield on interest-earning assets was 6.59% for the year 2005, an increase of 64 basis points as compared to 5.95% for the year 2004. The higher yield was primarily due to higher yields on loans and Federal funds sold. The higher yield on loans was due to the prime rate increasing during 2005 from 5.25% to 7.25%. The average prime rate in 2005 increased to 6.19% as compared to 4.34% in 2004. The average cost of interest-bearing liabilities was 2.22% in 2005, an increase of 76 basis points from 1.46% in 2004. Most of our growth was supported by an increase in average noninterest-bearing deposits, which increased $109,824,000, or 40%. As a result, the ratio of interest-earning assets to interest-bearing liabilities increased from 3.07:1 to 3.22:1. No assurance can be given that this trend will continue.

Year 2004 compared to 2003

For the year ended December 31, 2004, net interest income – tax equivalent basis was $17,540,000, an increase of $5,232,000, or 43%, as compared to $12,308,000 for the year ended December 31, 2003. The increase in net interest income can be primarily attributed to the growth in the volume of loans, our highest yielding interest-earning assets, partially offset by lower yields on loans and the growth in the volume of interest-bearing liabilities. The increase in net interest income can also be attributed to the differential in the rate of growth in our interest-earning assets versus our interest-bearing liabilities. Average interest-earning assets increased $119,841,000, or 60%, versus an increase in average interest-bearing liabilities of $33,638,000, or 48%. The increase in average loans accounted for most of the increase in average interest-earning assets. Average loans increased by $66,690,000, or 43%. The increased volume of our interest-bearing assets contributed $6,035,000 towards the net increase in net interest income, of which the increased volume of loans contributed $5,026,000, offset by $349,000 due to the increased volume of interest-bearing liabilities. Interest rates had an overall negative impact of $454,000 on net interest income, of which $262,000 resulted from lower yields on interest-earning assets and $192,000 was due to increased costs of interest-bearing liabilities. Lower loan yields contributed $662,000 of the overall decrease.

The net interest margin on a tax equivalent basis for the year 2004 was 5.48%, a decrease of 66 basis points from 6.14% for the year 2003. The decrease in net interest margin was due to a decrease in the yield on interest-earning assets and an increase in the cost of interest-bearing liabilities partially offset by a continuing decrease in the proportion of interest-bearing liabilities to interest-earning assets. The yield on interest-earning assets was 5.95% for the year 2004, a decrease of 68 basis points as compared to 6.63% for the year 2003. The lower yield was primarily due to lower yields on loans. The lower yield on loans was due to the prime rate declining during 2003 to a low of 4.0% at mid-year and remaining there through the first half of 2004. While the average prime rate in 2004 increased to 4.34% as compared to 4.12% in 2003, loans added in 2003 and early 2004 continued to reduce the overall loan yield. The average cost of interest-bearing liabilities was 1.46% in 2004, an increase of 8 basis points from 1.38% in 2003. Most of our growth was supported by an increase in average noninterest-bearing deposits, which increased $76,641,000, or 39%. As a result, the ratio of interest-earning assets to interest-bearing liabilities increased from 2.84:1 to 3.07:1. No assurance can be given that this trend will continue.

Provision for Loan Losses

The provision for loan losses for the year ended December 31, 2005 was $900,000 as compared to $1,475,000 for the year 2004 and $800,000 for the year 2003. The lower provision in the current year reflects the lower loan growth in 2005 (11%) as compared to the prior year (50%) along with the continuing low level of net charge-offs. The allowance for loan losses increase to 1.41% of total loans at December 31, 2005 as compared to 1.31% and 1.32% of total loans at the 2004 and 2003 year ends, respectively.

Noninterest Income

For the year ended December 31, 2005, noninterest income was $6,015,000, a decrease of $107,000, or 2%, from the 2004 amount of $6,122,000. The decrease is the result of increases in gains on sale of SBA loans and other income offset by lower loan referral fees, fees and service charges on deposit accounts and a loss on sale of securities. Increased loan origination activity resulted in gains on sales of SBA loans of $2,470,000 during 2005, an increase of $609,000, or 33%, as compared to the year 2004. The decrease in fees and service charges on deposit accounts is primarily due to lower fees from deposits due to increased interest rates, which result in higher earnings credits earned on business demand deposits. The decrease in loan referral fees and increase in SBA loan sales reflects a shift in activity from conventional to SBA loans.

For the year ended December 31, 2004, noninterest income was $6,122,000, an increase of $1,571,000, or 35%, from the 2003 amount of $4,551,000. The major items contributing to the increase were fees and service charges, item processing income, loan referral fees and gains from the sale of SBA loans. Fees and service charges increased $295,000, or 12%, from 2003 to 2004, primarily as a result of an increasing deposit customer base. Loan referral fees increased $750,000, or 235%, to $1,069,000 in 2004 due an increase in the volume of loans referred to a correspondent bank. Gains on sales of SBA loans increased $684,000, or 58%, due to increased loan originations. During 2004, we had losses of $35,000 from sale of securities as compared to gains of $228,000 during 2003.

Noninterest Expense

The major expense categories are for employees' salaries and benefits and for occupancy and equipment expense in our facilities. Together, these expenses constitute over 70% of total noninterest expense. Growth in these expenses during the following periods is consistent with our growth in earning assets and revenues.

Noninterest expense for the year ended December 31, 2005, increased $3,691,000, or 28%, to $18,309,000 from $14,348,000 in 2004. The major items contributing to the increase were salaries and benefits increasing $2,343,000, or 30%, occupancy expense increasing $215,000, or 18%, data processing and equipment expense increasing $226,000, or 15%, and correspondent bank fees increasing $317,000, or 50%, to $952,000. The increases in all expense classifications were primarily attributable to the growth of SWCB, including increases in both the number of employees and the number of offices. The increase in correspondent bank fees was due to higher fees for improved cash letter deferred funds availability.

Noninterest expense for the year ended December 31, 2004, increased $3,150,000, or 28%, to $14,348,000 from $11,198,000 in 2003. The major items contributing to the increase were salaries and benefits increasing $1,604,000, or 26%, occupancy expense increasing $253,000, or 27%, data processing and equipment expense increasing $198,000, or 15%, and correspondent bank fees increasing $466,000, or 276%, to $635,000. The increases in all expense classifications were primarily attributable to the growth of SWCB, including increases in both the number of employees and the number of offices. The increase in correspondent bank fees was due to higher fees for improved cash letter deferred funds availability.

Income Taxes

Income taxes based on income from continuing operations for the year ended December 31, 2005, totaled $5,346,000, or 39.0% of income before taxes, as compared to $3,200,000, or 40.9% of income before taxes, for 2004 and $2,009,000, or 41.3% of income before income taxes, for the year 2003. The decrease in the effective tax rate in 2005 as compared to 2004 and 2003 is due to an increase in our investment in tax-exempt securities.

ANALYSIS OF FINANCIAL POSITION

Loans

Loan Categories

The following table sets forth the components of net loans outstanding in each category at the dates indicated:

Analysis of Loans

	December 31,									
	2005		2004		2003		2002		2001	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total.
	(dollars in thousands)									
Loan Category										
Real estate loans:										
Construction	$104,987	33%	$ 99,478	35%	$ 69,087	36%	$ 22,053	17%	$15,215	18%
Residential	13,897	4%	22,014	7%	8,499	5%	11,879	9%	6,603	8%
Commercial	106,134	33%	85,205	30%	51,495	27%	44,823	35%	19,560	23%
Total real estate	225,018	70%	206,697	72%	129,081	68%	78,755	61%	41,378	49%
Commercial	91,259	29%	77,855	27%	59,669	31%	48,555	38%	40,813	48%
Consumer & Other	1,714	1%	1,642	1%	1,890	1%	1,770	1%	2,513	3%
Total Loans	317,991	100%	286,194	100%	190,640	100%	129,080	100%	84,704	100%
Less deferred loan income	(3,185)		(2,594)		(1,925)		(1,426)		(692)	
Loans, net	$314,806		$ 283,600		$ 188,715		$ 127,654		$84,012	

Our loan portfolio has consistently increased since the opening of SWCB. Loan growth is the result of increased lending in our original market area and the addition of banking offices in the surrounding area. In addition, our increasing lending limits that result from the growth of our capital allows us to make larger loans. The size of a loan that a bank can make is limited by regulations to a percentage of the institution's regulatory capital.

Our real estate construction loans are primarily short-term loans made to finance the construction of commercial and single family residential property. The increase in construction loans reflects an increased emphasis by management as the result of increased construction activity in our market area resulting from the low interest rate environment and a favorable real estate market. Construction lending is generally considered to involve a higher degree of risk than permanent mortgage lending because of the inherent difficulty in estimating both a property's value at completion of the project and the cost of the project. If the estimate of construction cost proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of value upon completion proves to be inaccurate, we may be confronted with a project the value of which is insufficient to assure full repayment. Disagreements between borrowers and builders and the failure of builders to pay subcontractors may also jeopardize projects. Loans to builders to construct projects for which no purchaser has been identified carry additional risk because the payoff for the loan may be dependent on the contractor's ability to sell the property prior to the due date of the loan. We address these risks by adhering to strict underwriting policies, disbursement procedures and monitoring practices.

Our other real estate loans consist primarily of loans made based on the borrower's cash flow, secured by deeds of trust on commercial and residential property to provide an additional source of repayment in the event of default. Maturities on these loans are generally for up to five years (on an amortization ranging from fifteen to twenty-five years with a balloon payment due at maturity) except for home equity line loans which have a ten year maturity and interest rates that float with changes in the prime rate. SBA and certain other real estate loans, which are generally saleable in the secondary market, are made for longer maturities. Any loans extended for greater than five years have re-pricing provisions that adjust the interest rate to market rates at times prior to maturity.

Commercial loans secured by real estate are generally greater in amount, more difficult to evaluate and monitor and are often dependent on the successful operation and management of the properties. Repayment of such loans may be affected by adverse conditions in the real estate market or the economy. Poor location, special use characteristics and overall attractiveness of the properties may impair the value of properties in the event of foreclosure.

Our commercial and industrial loans are made for the purpose of providing working capital, financing the purchase of equipment or for other business purposes. Such loans include loans with maturities ranging from thirty days to one year and "term loans," which are loans with maturities normally ranging from one to five years.

We make SBA guaranteed loans, the guaranteed portion of which are generally sold in the secondary market. We retain the servicing rights for the sold portion of the SBA loans. The retained portions of SBA loans are categorized as either commercial or real estate loans depending on the underlying collateral.

Commercial business loans may be unsecured or secured by special purpose or rapidly depreciating assets, such as equipment, inventory, receivables, junior liens on property or personal guarantees which may not provide an adequate source of repayment in the event of default. These loans may also have partial guarantees from the Small Business Administration. Commercial business loans are generally more dependent on the borrower's continuing financial strength and management ability. The borrower's cash flow and ability to service the debt from earnings is the primary source of repayment rather than the liquidation of any pledged collateral. Commercial business loans are generally for shorter terms and are often subject to annual review and generally require more administrative and management attention.

Consumer loans are made for the purpose of financing automobiles, various types of consumer goods and other personal purposes. Consumer loans generally provide for the monthly payment of principal and interest.

Consumer loans are often unsecured or secured by rapidly depreciating assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Also, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

Outstanding loan commitments primarily consist of commercial, construction and equity lines of credit which have not been fully disbursed. Based upon our experience, the outstanding loan commitments and standby letters of credit are expected to increase in line with increase in loan demand, subject to economic conditions.

We do not have any concentrations in our loan portfolio by industry or group of industries, except for the level of loans that are secured by real estate as presented in the table above. We have not made loans to any foreign entities. In addition, we have not made any loans to finance leveraged buyouts or for highly leveraged transactions.

Loan Origination and Underwriting

Our primary lending emphasis is in construction, commercial real estate and business loans, including SBA loans. Major credit risk factors for all categories of loans include: changes in national and local economic conditions; the experience, ability and depth of our lending staff; changes in the quality of our internal and external loan review systems; and the impact of certain external factors such as competition, legal and regulatory changes. For construction and other real estate related loans, additional major risk factors include: changes in the valuation of real property; increases in commercial, industrial and retail vacancy rates; market absorption levels; excess market supply; and rising interest rates. To address these credit risks, all loan requests require preparation of a credit commitment report that details the purpose of the loan, terms, repayment source, collateral, credit rating of the borrower and a general description of the borrower's background and/or business. Current appraisals, insurance and perfected liens are generally required for any collateral taken on loans.

Branch officers are assigned lending limits commensurate with their experience and skill and are capped at $50,000 for unsecured loans and $100,000 for secured loans. Loan requests exceeding branch officer limits are referred to Loan Administration for underwriting, review and approval. Lending limits for Loan Administration lenders are capped at $200,000 for unsecured requests and $750,000 for secured loans. The Chief Executive Officer and the President/Chief Operating Officer have combined lending limits when acting jointly of $1,000,000 unsecured and $3,000,000 secured. All requests exceeding the authority of the Chief Executive Officer and the President/Chief Operating Officer combined are submitted to the Board of Director's Loan Committee for approval. Additionally, all new loans, regardless of amount, are reviewed by the Loan Committee monthly and all new loans of $500,000 or more or relationships that aggregate $500,000 or more are reported to the Board monthly. All processing, boarding and servicing of loans are performed by Loan Administration regardless of loan amount.

Construction loans for small tract projects or non-residential properties generally require a minimum of 15% equity contribution by the borrower and a maximum advance of 80% of current appraisal. Loan terms can range from 6 to 18 months depending on the nature of the project. We require a first lien position on the property to be constructed and often take a junior lien on other real estate property as well. Land draws are generally limited to 50% of cost. Pricing is generally in the range of Wall Street Journal Prime plus 1% to 2%, loan fees of 1% to 2% and a documentation fee of $500 to $1,000.

Commercial real estate loans are generally underwritten at a maximum loan to appraised value of 75%; however, we will often advance up to 90% of the value when using the SBA 504 or 7a loan guarantee programs as part of the financing structure for owner-users. Income property loans generally require a debt service coverage ratio of 1.20:1 to 1.30:1 depending on the type of property. Loan terms can range from 3 to 15 years with pricing adjustments at 3 or 5 year intervals. We require a first lien position on the subject property and often take a junior lien on other real estate property as well. Pricing is generally in the range of Wall Street Journal Prime plus 1% to 2% with a negotiated floor rate, loan fees of 1% to 2% and a documentation fee of $500 to $1,000. We also offer short-term fixed rate loans when necessary.

Commercial business loans and SBA 7a loans are offered to existing and start-up businesses for various purposes. Such loans are generally collateralized with assets of the business and junior liens on personal residences. Commercial business loans are underwritten on the basis of the borrower's cash flow and ability to service the debt from earnings rather than on the basis of the underlying collateral value. We seek to structure these loans so that they have more than one source of repayment. The borrower is required to provide sufficient information to allow us to make an adequate credit evaluation. In most instances, this information consists of financial statements, tax returns, projected cash flows, current financial information on any guarantor and information about any collateral. Loans to closely held business borrowers typically require personal guarantees by the principals. Lines of credit and asset based loans are generally written for 12 months. SBA 7a loans can have terms of up to 25 years. Pricing is generally in the range of Wall Street Journal Prime plus 1% to 2.75% and a documentation fee of $500 to $1,000. Loan fees for non-SBA loans can range from 1% to 2%.

Loan Maturities

The following table sets forth the maturity distribution of our real estate-construction and commercial loans outstanding at December 31, 2005. In addition, the table shows the distribution of such loans between those loans with predetermined (fixed) interest rates and those with variable (floating) interest rates. Floating rate loans generally fluctuate with changes in the national prime rate or our Reference Rate. As of December 31, 2005, approximately 85% of our loan portfolio was comprised of floating interest rate loans. However, approximately 56% of the floating rate loans have interest rate floors. This offers rate protection in a downward rate environment as the loans continue to earn interest at the floor and not lower. As rates increase these loans will not reprice until rates exceed the floor, putting pressure on the interest rate margin in the short term. Non-performing loans are included in this schedule based on nominal maturities even though we may be unable to collect such loans at their maturity date.

Loans Repricing or Maturing as of December 31, 2005

	Maturing			
	Within One Year	One to Five Years	After Five Years	Total
	(dollars in thousands)			
Real estate - construction	$ 104,209	$ 762	$ 16	$ 104,987
Commercial	34,366	13,625	43,268	91,259
Total	$ 138,575	$ 14,387	$ 43,284	$ 196,246
Loans with predetermined interest rates	$ 3,499	$ 2,468	$ -	$ 5,967
Loans with floating or adjustable interest rates	135,076	11,919	43,284	190,279
Total	$ 138,575	$ 14,387	$ 43,284	$ 196,246

Nonperforming Assets

Prior to classifying a loan as non-performing, we review each loan to determine the nature of the problem and the need to classify. Further, all nonperforming loans are reviewed on a monthly basis to discern if there were changes to the value of the collateral or the ability of the borrower to repay. Interest on performing loans is accrued and taken into income daily. Loans over 90 days past due are deemed "nonperforming" and are placed on a nonaccrual status, unless the loan is well collateralized and in the process of collection. Interest received on nonaccrual loans is credited to income only upon receipt and in certain circumstances may be applied to principal until the loan has been repaid in full, at which time the interest received is credited to income. Loans are restored to accrual status when the loans become both well-secured and are in the process of collection.

When appropriate or necessary to protect our interests, real estate taken as collateral on a loan may be taken by us through foreclosure or a deed in lieu of foreclosure. Real property acquired in this manner is known as other real estate owned ("OREO"). OREO would be carried on our books as an asset, at the lesser of our recorded investment or the fair value less estimated costs to sell. OREO represents an additional category of "nonperforming assets." Since commencing operations we have not had any OREO.

The following table provides information with respect to the components of our non-performing assets at the dates indicated. We have no loans past due 90 days or more still on accrual and we have no restructured loans.

Nonperforming Assets

	December 31,				
	2005	2004	2003	2002	2001
	(dollars in thousands)				
Nonaccrual loans	$ 1,043	$ 1,766	$ 1,101	$ 139	$ 304
Loans past due 90 days or more and still accruing					
Total nonperforming loans	1,043	1,766	1,101	139	304
Other real estate owned					
Total nonperforming assets	$ 1,043	$ 1,766	$ 1,101	$ 139	$ 304
Nonperforming loans as a percent of total loans	0.33%	0.62%	0.58%	0.11%	0.36%
Nonperforming assets as a percent of total assets	0.16%	0.33%	0.32%	0.06%	0.24%

Additional interest income of $92,000, $78,000 and $82,000 would have been recorded for the years ended December 31, 2005, 2004 and 2003, respectively, if nonaccrual loans had been performing in accordance with their original terms. Before being placed on nonaccrual, interest income of $33,000, $16,000 and $40,000 was recorded on these loans for the years ended December 31, 2005, 2004 and 2003, respectively. Some of the loans on nonaccrual are loans to small business of which a major portion of the outstanding balance is guaranteed by the SBA.

Investment Securities

In order to manage our liquidity as well as for earnings, we purchase United States Treasury and Agency securities and other investment securities. As the portfolio has increased in size and our taxable income also increased, we have added tax-exempt municipal securities to improve the overall yield on the portfolio. Securities may be pledged to meet collateral requirements imposed as a condition to receipt of public fund deposits and for borrowing purposes. We generally categorize our investment securities as available-for-sale so that they can be a secondary source of liquidity. As of December 31, 2005, 2004 and 2003, the carrying values of securities pledged were $76,497,000, $23,588,000 and $23,852,000, respectively.

The following table summarizes the amounts, classification and distribution of investment securities held as of the date indicated:

Investment Portfolio

	December 31, 2005	December 31, 2004	December 31, 2003
	(dollars in thousands)		
Available-for-Sale			
U.S. Treasury and government agencies	$ 9,247	$ 4,436	$ 4,327
Mortgage-backed securities	67,062	55,117	18,876
Municipal Securities	20,193	1,936	-
Total	$ 96,502	$ 61,489	$ 23,203
Held-to-Maturity			
Mortgage-backed securities	$ 188	$ 316	$ 649
Total	$ 188	$ 316	$ 649

The following table summarizes the amounts and distribution of our investment securities, held as of the date indicated, and the weighted average yields (the yields on the tax-exempt municipal securities are presented on a tax equivalent basis):

Analysis of Investment Yields and Maturities

	One Year or Less		One Year Through Five Years		Five Years Through Ten Years		Over Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
					(dollars in thousands)					
Available-for-Sale										
U.S. Treasury and Agencies	$ 993	3.38%	$ 8,254	3.40%	$ -		$ -		$ 9,247	3.40%
Mortgage-backed securities	-		-		16,332	4.01%	50,730	4.61%	67,062	4.47%
Municipal securities	-		-		12,964	5.20%	7,229	5.58%	20,193	5.34%
Total	$ 993	3.38%	$ 8,254	3.40%	$ 29,296	4.54%	$ 57,959	4.73%	$ 96,502	4.53%
Held-to-Maturity										
Mortgage-backed securities	$ -		$ -		$ -		$ 188	6.54%	$ 188	6.54%
Total	$ -		$ -		$ -		$ 188	6.54%	$ 188	6.54%

Deposits

Deposits are our primary source of funds. We offer a wide range of deposit products; however, the major portion of our deposits are noninterest-bearing demand deposits from business customers. Approximately $253 million, $222 million and $131 million in average balances during the months ended December 31, 2005, 2004 and 2003, respectively, were from real estate related service businesses whose aggregate average balances represented 1% or more of our total deposits. Our business is not seasonal in nature and we are not dependent upon funds from sources outside the United States. At December 31, 2005 we had no brokered funds on deposit.

The following table summarizes the distribution of average deposits and the average rates paid for the periods indicated:

Analysis of Average Deposits

	Year Ended December 31,					
	2005		2004		2003	
	Amount	% Rate	Amount	% Rate	Amount	% Rate
	(dollars in thousands)					
Noninterest-bearing demand	$381,753	-	$271,929	-	$195,288	-
Interest-bearing demand	10,787	0.20%	6,364	0.22%	5,058	0.22%
Savings & money market	113,075	2.10%	75,931	1.20%	41,461	0.92%
Time	10,799	2.16%	11,580	1.17%	15,156	1.91%
Total Deposits	$516,414	0.51%	$365,804	0.29%	$256,963	0.26%

The following schedule shows the maturity of our time deposits of $100,000 or more as of December 31, 2005:

Maturity of Time Deposits of $100,000 or More

	Amount
Three months or less	$ 13,015
Over three to six months	1,457
Over six to twelve months	314
Over twelve months	-
Total	$ 14,786

Borrowed Funds

In April 2003, we received $8,248,000 from our special purpose trust subsidiary that was formed to issue trust preferred securities. The subordinated debt and the trust preferred securities bear a variable rate of interest, which is reset quarterly, at the three-month LIBOR plus 3.15% (the "Coupon Rate"), provided the Coupon Rate shall not exceed 11.75% prior to June 26, 2008, and mature in 30 years. The initial rate of interest was 4.47%. The current Coupon Rate, which was reset on December 26, 2005, is 7.67%. Interest expense related to this borrowing totaled $540,000, $388,000 and $249,000 for the years ended December 31, 2005, 2004 and 2003, respectively, at an average rate of 6.54%, 4.70% and 4.36%, respectively.

We have a credit line with the Federal Home Loan Bank of San Francisco ("FHLB") that would allow us to borrow overnight or for extended periods in amounts up to 20% of total assets, on a collateralized basis. At December 31, 2005, we had pledged investment securities and loans that would permit borrowing approximately $78,000,000 under the credit line. At December 31, 2005, there are no borrowings outstanding under the line of credit. During the year ended December 31, 2005, we had average borrowings under the line of credit of $533,000, with total interest expense of $1,800 at an average cost of 3.35%, and a maximum outstanding of $16,600,000. During the year ended December 31, 2004, we had average borrowings under the line of credit of $1,107,000, with total interest expense of $14,000 at an average cost of 1.30%, and a maximum outstanding of $27,500,000. During the year ended December 31, 2003, we had average borrowings under the credit line of $3,247,000, with total interest expense of $46,000 at an average cost of 1.41%, and a maximum outstanding of $10,000,000..

Allowance and Provisions for Loan Losses

We maintain an allowance for loan losses to provide for potential losses in the loan portfolio. Additions to the allowance are made by charges to operating expenses in the form of a provision for loan losses. All loans that are judged to be uncollectible are charged against the allowance while any recoveries are credited to the allowance. We have instituted loan policies, designed primarily for internal use, to adequately evaluate and assess the risk factors associated with our loan portfolio and to enable us to assess such risk factors prior to granting new loans and to assess the sufficiency of the allowance. We conduct a critical evaluation of the loan portfolio monthly. This evaluation includes an assessment of the following factors: the results of our internal loan review, any external loan review and any regulatory examination, loan loss experience, estimated potential loss exposure on each credit, concentrations of credit, value of collateral, and any known impairment in the borrower's ability to repay and present economic conditions.

Each month we also review the allowance and make additional provisions to the allowance as needed. For the year ended December 31, 2005, the provision for loan losses was $900,000 as compared to $1,475,000 for the year ended December 31, 2004 and $800,000 for the year 2003. The provisions for loan losses have primarily reflected the growth of the loan portfolio as net charge-offs since opening SWCB total only $862,000.

At December 31, 2005, the allowance for loan losses was 1.41% of loans outstanding, as compared to 1.31% and 1.32% at December 31, 2004 and 2003, respectively. At December 31, 2005, the allowance for loan losses was 4.31 times non-performing loans. Although we deemed these levels adequate, no assurance can be given that further economic difficulties or other circumstances which would adversely affect our borrowers and their ability to repay outstanding loans will not occur which would be reflected in increased losses in our loan portfolio, which losses could possibly exceed the amount then reserved for loan losses.

The following table summarizes our loan loss experience, transactions in the allowance for loan losses and certain pertinent ratios for the periods indicated:

Analysis of Allowance for Loan Losses

	December 31,				
	2005	2004	2003	2002	2001
	(dollars in thousands)				
Outstanding loans:					
End of the period	$ 317,991	$ 286,194	$ 190,640	$ 129,080	$ 84,704
Average for the period	$ 291,360	$ 222,376	$ 155,686	$ 101,736	$ 71,552
Allowance for loan losses:					
Balance at beginning of period	$ 3,744	$ 2,511	$ 1,798	$ 1,104	$ 808
Loans charged off:					
Commercial	158	300	103	8	238
Consumer		2	14	-	4
	158	302	117	8	242
Recoveries					
Commercial	8	60	30	47	77
Consumer	-	-	-	-	1
	8	60	30	47	78
Net Charge-offs/(recoveries)	150	242	87	(39)	164
Provisions charged to operating expense	900	1,475	800	655	460
Balance at end of period	$ 4,494	$ 3,744	$ 2,511	$ 1,798	$ 1,104
Ratios:					
Net charge-offs (recoveries) to average loans	0.05 %	0.11 %	0.06 %	(0.04%)	0.23 %
Allowance to loans at period end	1.41 %	1.31 %	1.32 %	1.39 %	1.30 %

The following table summarizes the allocation of the allowance for loan losses by loan type for the years indicated and the percent of loans in each category to total loans:

Allocation of Allowance for Loan Losses

	At December 31, 2005		2004		2003	
	(dollars in thousands)					
	Allowance for Loan Losses	Percent of Loans in Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Category to Total Loans
Real Estate						
Construction	$ 1,057	33%	$ 895	35%	$ 622	36%
Residential	132	4%	198	7%	76	5%
Commercial	1,248	33%	865	30%	446	27%
Total real estate	2,437	70%	1,958	72%	1,144	68%
Commercial	1,615	29%	1,223	27%	1,053	31%
Consumer & other	30	1%	32	1%	13	1%
Unallocated allowance	412		531		301	
Total	$ 4,494	100%	$ 3,744	100%	$ 2,511	100%

	At December 31, 2002		2001	
	(dollars in thousands)			
	Allowance for Loan Losses	Percent of Loans in Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Category to Total Loans
Real estate				
Construction	$ 198	17%	$ 137	18%
Residential	107	9%	59	8%
Commercial	433	35%	178	23%
Total real estate	738	61%	374	49%
Commercial	688	38%	555	48%
Consumer & other	115	1%	53	3%
Unallocated allowance	257		122	
Total	$ 1,798	100%	$ 1,104	100%

We conduct a monthly analysis of the risk in the loan portfolio that includes management's assessment of the potential for loss in each loan or category of loans. Non-performing and past due loans are reviewed to determine the likelihood of full collection of principal and interest, the underlying value of collateral associated with the loan and the current status of the borrower to determine the amount of specific reserves required for each such loan. A minimum general reserve for performing loans by loan category is determined quarterly and applied to the monthly calculation. The sum of reserves determined to be appropriate for non-performing and past due loans together with the general reserve is compared to the total loan loss reserve account monthly to determine the amount of additional provision that is necessary.

Each quarter a more extensive analysis is conducted. Management updates its individual analysis of each "Classified Credit" (Special Mention, Substandard, Doubtful and Loss) and establishes an appropriate specific dollar reserve amount, based upon either the estimated future cash flows or the fair value of the collateral. A Special Attention Credit Report is prepared and or updated clearly indicating the methodology used in setting the amount of the reserve and setting forth a "workout" plan for that loan.

Risk grades for each Classified Credit are assigned based on a combination of regulatory examinations, outside loan review examinations, and management's own, on-going internal reviews. The risk rating and monitoring system adopted by the Board of Directors as part of our General Lending Procedures is intended to further strengthen the Bank's internal review procedures. A nine level grading system is used.

Management considers all relevant factors in establishing specific reserve amounts on individual credits, such as cash flows, collateral values, borrower's character and reputation, (which examiners may not be able to consider), overall financial condition and trends, resources, past performance record, current level of cooperation and other factors such as market conditions.

Non-classified loans are subdivided into specific loan pools by loan type and assigned an appropriate reserve factor based upon SWCB's historical charge off experience or a minimum floor, whichever is greater. In the absence of any historical charge off data, minimum floors are established and updated based upon several factors including current floors established by other banks with a similar overall portfolio structures. These factors are further adjusted, as appropriate, to reflect current conditions described as "Q-Factors." Q-Factors are subjective by definition and reflect management's overall best estimate of the extent to which the rate of loss over the next four quarters on a pool of loans in the current portfolio will differ from past historical loss experience. Each quarter SWCB sets a range for each Q-Factor adjustment, expressed as a percentage of the unadjusted loss ratio experience. SWCB uses eight Q-Factors including a subjective analysis of current lending policies and procedures, economic conditions, the nature and volume of the portfolio, lending staff, delinquency/non-accrual trends, loan review systems, portfolio concentrations and other external factors.

Capital Resources and Regulatory Requirements

Under regulatory capital adequacy guidelines, capital adequacy is measured as a percentage of risk-adjusted assets in which risk percentages are applied to assets on the balance sheet as well as off-balance sheet, such as unused loan commitments and standby letters of credit. The guidelines require that a portion of total capital be core, or Tier 1, capital consisting of common shareholders' equity and perpetual preferred stock, less goodwill and certain other deductions. Tier 2 capital consists of other elements, primarily non-perpetual preferred stock, subordinated debt and mandatory convertible debt, plus the allowance for loan losses, subject to certain limitations. The guidelines also evaluate the leverage ratio, which is Tier I capital divided by average assets.

At December 31, 2005, our capital exceeded the minimum regulatory requirements and we were considered to be "well capitalized," as defined in the regulations issued by our regulatory agencies. Our capital ratios, shown below for both the Company and SWCB, have been computed in accordance with regulatory accounting guidelines.

	"Well Capitalized" Requirement	Southwest Community Bancorp	Southwest Community Bank
As of December 31, 2005:			
Tier 1 leverage capital ratio	5.0%	9.7%	9.0%
Tier 1 risk-based capital ratio	6.0%	13.9%	12.8%
Total risk-based capital ratio	10.0%	14.9%	13.9%

During the year ended December 31, 2005 shareholders' equity increased $10,530,000 to $49,418,000. The increase included net income of $10,011,000, proceeds of $1,701,000 and $118,000 from the exercise of stock options and warrants, less cash dividends of $384,000 and a $916,000 increase in the unrealized loss on available-for-sale securities.

During the year ended December 31, 2004 shareholders' equity increased $19,926,000 to $38,888,000. The increase included net income of $4,745,000, proceeds for a common stock offering of $14,384,000 and $841,000 from the exercise of stock options and warrants, less a $44,000 increase in the unrealized loss on available-for-sale securities.

During the year ended December 31, 2003 shareholders' equity increased $2,785,000 to $18,962,000. The increase included net income of $2,935,000 and $81,000 from the exercise of stock options and warrants, less a $231,000 decrease in the unrealized gain on available-for-sale securities.

Off-Balance Sheet Arrangements

SWCB has various "off-balance sheet" arrangements that might have an impact on its financial condition, liquidity, or results of operations. SWCB's primary source of funds for its lending is its deposits. If necessary to meet the demands of deposit withdrawals or loan funding, SWCB could obtain funding through the purchase of overnight federal funds or advances from the Federal Home Loan Bank of San Francisco. (See "Liquidity and Liability Management" below for more detailed information.)

As of December 31, 2005, SWCB had commitments to extend credit and standby letters of credit in the amounts of $85,520,000 and $1,913,000, respectively. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. Since many of the commitments and standby letters of credit are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements.

Contractual Obligations

The following table reflects the maturities of SWCB's contractual obligations, by category:

Contractual Obligations

	Within One Year	One to Three Years	Three to Five Years	After Five Years	Total
	(dollars in thousands)				
Junior subordinated debentures	$ -	$ -	$ -	$ 8,248	$ 8,248
Operating lease obligations	952	1,715	747	560	3,974
Other contractual obligations	742	743	-	-	1,485
Total	$ 1,694	$ 2,458	$ 747	$ 8,808	$ 13,707

Contractual obligations for the junior subordinated debentures, notes payable and operating leases are discussed in Notes 9 and 11 of Notes to Consolidated Financial Statements contained in "ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA." Other contractual obligations relate to our estimated liability associated with our data and item processing contract with third-party providers and leased automobiles.

Liquidity and Liability Management

Liquidity management for banks requires that funds always be available to pay anticipated deposit withdrawals and maturing financial obligations in accordance with their terms and to meet customer requests for loans.

The acquisition of deposits has been our primary source of funds used to invest in earning assets. Other sources of funds have been the cash provided from operations, the proceeds of common stock sales and from borrowings. We expect that deposits will continue to be the primary source of funds in future periods. We emphasize seeking demand deposits from business customers in our market area. If necessary, we can also pursue the higher cost time deposits. One method that banks utilize for acquiring additional deposits is through the acceptance of "brokered deposits" (defined to include not only deposits received through deposit brokers, but also deposits bearing interest in excess of 75 basis points over market rates), typically attracting large certificates of deposit at high interest rates. Although we did not have any "brokered deposits" at December 31, 2005, we have accepted brokered deposits in the past and may do so in the future.

To meet liquidity needs, we maintain a portion of our funds in cash deposits in other banks, Federal funds sold, and investment securities. These funds are invested in financial instruments over various maturities to insure that funds are readily available to fund loans or meet deposit withdrawals. As of December 31, 2005, liquid assets (cash, Federal funds sold, interest bearing deposits in other financial institutions and investment securities available-for-sale) as a percentage of deposits was 54%. At December 31, 2004 and 2003, our liquid assets as a percentage of deposits was 48% and 45%, respectively. The relatively high proportion of demand deposits in SWCB, versus total deposits, requires that we maintain higher levels of liquidity than might be required by other financial institutions.

Short term management of liquidity requires managing the daily fluctuations in deposits along with the net change in loans. To manage these fluctuations we invest in short term investments such as Federal funds and maintain borrowing facilities that we can access on a daily basis.

SWCB maintains lines of credit of $8,000,000 with correspondent banks for the purchase of overnight Federal funds. The lines are subject to availability of funds and have restrictions as to the number of days used during a month. SWCB also has a credit line with the Federal Home Loan Bank of San Francisco which would allow SWCB to borrow up to 20% of its assets ($131,000,000 as of December 31, 2005) on a collateralized basis. As of December 31, 2005, loans and securities pledged as collateral for this facility would have allowed SWCB to borrow up to approximately $78,000,000. These facilities have been used infrequently.

The primary sources of liquidity for the Company, on a stand alone basis, include the receipt of dividends from the subsidiaries and our ability to raise capital. The ability of the Company to obtain funds for the payment of dividends is dependent upon the subsidiaries' earnings. The availability of dividends from the subsidiaries is also limited by various state and federal statutes and regulations.

Recent Accounting Pronouncements

Share-Based Payments

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), "Share-Based Payment." SFAS No. 123R is a revision of SFAS 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and is effective for the first interim or annual period beginning after June 15, 2005. Adoption of SFAS No. 123R will result in the share-based compensation that was previously reported as pro forma information in the footnotes, to be included in the consolidated statements of income.

Accounting Changes and Error Corrections

On June 7, 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*—a replacement of Accounting Principles Board (APB) Opinion No. 20, *Accounting Changes,* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements.* Under the provisions of SFAS No. 154, voluntary changes in accounting principles are applied retrospectively to prior periods' financial statements unless it would be impractical to do so. SFAS No. 154 supersedes APB Opinion No. 20, which required that most voluntary changes in accounting principles be recognized by including in the current period's net income the cumulative effect of the change. SFAS No. 154 also makes a distinction between "retrospective application" of a change in accounting principle and the "restatement" of financial statements to reflect the correction of an error. The provisions of SFAS No. 154 are effective for accounting changes made in fiscal years beginning after December 15, 2005. Management does not expect the adoption of this standard to have a material impact on its financial position or results of operations.

Other-Than-Temporary Impairment of Certain Investments

In March 2004, the FASB Emerging Issues Task Force (EITF) reached consensus on several issues being addressed in EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The consensus provides guidance for evaluating whether an investment is other-than-temporarily impaired and was effective for other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. The disclosure provisions of EITF Issue No. 03-1 continue to be effective for the Company's consolidated financial statements for the year ended December 31, 2005.

On November 3, 2005, the FASB issued FASB Staff Position (FSP) Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. This FSP nullifies certain requirements of EITF Issue No. 03-1, and supersedes EITF Topic No. D-44, Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value. The guidance in this FSP amends FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. The FSP is effective for reporting periods beginning after December 15, 2005. Management does not anticipate any material impact to its financial condition or results of operations as a result of the adoption of this guidance.

ITEM 7A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our market risk arises primarily from credit risk and interest rate risk inherent in our lending and deposit taking activities. Risk management is an important part of our operations and a key element of our overall financial results. The FDIC, in recent years, has emphasized appropriate risk management, prompting banks to have adequate systems to identify, monitor and manage risks. Our Board of Directors and committees meet on a regular basis to oversee our operations. We monitor our business activities and apply various strategies to manage the risks to which we are exposed. We have adopted various policies and have empowered the committees of our Board of Directors with oversight responsibility concerning different aspects of our operations. Our Audit Committee is responsible for overseeing internal auditing functions and for interfacing with our independent outside auditors. Our Loan Committee establishes Loan Policy, reviews loans made by management and approves loans in excess of management's lending authority. Our Loan Committee also reviews "watch list" loans and the adequacy of our allowance for loan losses. Our Asset/Liability Risk Management Committee establishes our Investment Policy and our Asset/Liability Policy, reviews investments made by management, and monitors our investment portfolio interest rate risk and liquidity planning.

Credit risk

Credit risk generally arises as a result of our lending activities and may be present with our investment activities. To manage the credit risk inherent in our lending activities, we rely on adherence to underwriting standards and loan policies as well as our allowance for loan losses. We employ frequent monitoring procedures and take prompt corrective action when necessary. Additionally, our loans are examined regularly by our regulatory agencies.

Interest Rate Risk

Interest rate risk is the exposure of a bank's financial condition, both earnings and the market value of assets and liabilities, to adverse movements in interest rates. Interest rate risk results from differences in the maturity or timing of interest-earning assets and interest-bearing liabilities, changes in the slope of the yield curve over time, imperfect correlation in the adjustment of rates earned and paid on different instruments with otherwise similar characteristics (e.g. three-month Treasury bill versus three-month LIBOR) and from interest-rate-related options embedded in bank products (e.g. loan prepayments, floors and caps, callable investment securities, early withdrawal of time deposits, etc).

The potential impact of interest rate risk is significant because of the liquidity and capital adequacy consequences that reduced earnings or losses could imply. We recognize and accept that interest rate risks are a routine part of bank operations and will from time to time impact our profits and capital position. The objective of interest rate risk management is to control exposure of net interest income to risks associated with interest rate movements in the market, to achieve consistent growth in net interest income and to profit from favorable market opportunities.

The careful planning of asset and liability maturities and the matching of interest rates to correspond with this maturity matching is an integral part of the active management of an institution's net yield. To the extent maturities of interest-earning assets and interest-bearing liabilities do not match in a changing interest rate environment (an interest rate sensitivity "gap"), net yields may be affected. Thus, if rate sensitive assets exceed rate sensitive liabilities for a given period, the interest rate would be "positively gapped" and we would benefit from an increase in interest rates. Conversely, if rate sensitive liabilities exceed rate sensitive assets for a given period, the interest rate would be "negatively gapped" and we would not benefit from an increase in interest rates. Even with perfectly matched repricing of interest-earning assets and interest-bearing liabilities, risks remain in the form of prepayment of assets, timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates and basis risk. In our overall attempt to match interest-earning assets and interest-bearing liabilities, we take into account rates and maturities to be offered in connection with our certificates of deposit and our variable rate loans. We have generally been able to control our exposure to changing interest rates by maintaining a percentage of fixed rate loans and a majority of our time certificates in relatively short maturities.

Changes in interest rates can affect the value of assets, liabilities and equity in a variety of ways. Assets and liabilities with longer repricing characteristics may increase or decrease in economic value as interest rates change. Assets with fixed interest rates and longer repricing terms generally increase in value as interest rates decline and decrease in value as interest rates increase. Conversely, liabilities with fixed interest rates and longer repricing terms generally increase in value as interest rates increase and decline in value as interest rates decrease.

Changes in interest rates may also affect customer behavior, such as by increasing or decreasing loan prepayments, which can affect the economic value of a loan or investment security. Because our earning assets have relatively short repricing terms and most of our liabilities are non rate sensitive or have very short repricing terms, we do not expect significant changes in the economic value of our assets, liabilities or net equity from changing interest rates

The following table shows our cumulative gap analysis as of December 31, 2005. The table indicates that we had a positive one year cumulative gap of $173 million, or 26% of total assets and 34% of rate sensitive assets. Our positive gap position indicates that we would benefit from increases in interest rates. In the interest rate environment, we consider the risk of interest rates increasing in future periods to be greater than interest rates decreasing. Currently, our ratio of rate sensitive assets to rate sensitive liabilities is higher than our policy guidelines due to the large portion of our deposits coming from noninterest-bearing demand deposits. During a period of increasing interest rates, we may experience some shift from the noninterest-bearing demand deposits to interest-bearing accounts, however, because most of these deposits are from businesses we do not expect the shift to be significant due to the limitations on providing interest-bearing deposits to businesses.

Interest Rate Sensitivity

	As of December 31, 2005					
	Less than 3 Months	3 Months to 1 Year	1 to 5 Years	Over 5 Years	Non Rate Sensitive	Total
			(dollars in thousands)			
Securities	$ 4,427	$ 8,630	$ 24,167	$ 59,633	$ -	$ 96,857
Federal funds sold	93,095	-	-	-	-	93,095
Loans	213,756	22,987	68,032	10,031	-	314,806
Total rate sensitive assets	311,278	31,617	92,199	69,664	-	504,758
All other assets					151,745	151,745
Total	$ 311,278	$ 31,617	$ 92,199	$ 69,664	$ 151,745	$ 656,503
Money market and NOW	$ 136,097	$ -	$ -	$ -	$ -	$ 136,097
Savings	7,630	-	-	-	0	7,630
Time deposits	14,669	3,515	106	-	0	18,290
Borrowings	8,248	-			-	8,248
Total rate sensitive liabilities	166,644	3,515	106	-	-	170,265
All other liabilities	-	-	-	-	436,820	436,820
Shareholders' equity	-	-	-	-	49,418	49,418
Total	$ 166,644	$ 3,515	$ 106	$ -	$ 486,238	$ 656,503
Period gap	$ 144,634	$ 28,102	$ 92,093	$ 69,664	$ (334,493)	$ -
Cumulative gap	$ 144,634	$ 172,736	$ 264,829	$ 334,493	$ -	
Cumulative rate sensitive gap						
as a % of total assets	22%	26%	40%	51%		
as a % of rate sensitive assets	29%	34%	52%	66%		
Cumulative rate sensitive assets as a % of cumulatve rate sensitive liabilities	187%	202%	256%	296%		

Since interest rate changes do not affect all categories of assets and liabilities equally or simultaneously, a cumulative gap analysis alone cannot be used to evaluate our interest rate sensitivity position. To supplement traditional gap analysis, we perform simulation modeling to estimate the potential effects of changing interest rates. The process allows us to explore the complex relationships within the gap over time and various interest rate environments. The following table summarizes the sensitivity of net interest income to change over a one year period under alternative scenarios. Our policy is to manage the interest rate risk exposure to less than a 15% decline in net interest income assuming a 200 basis point change in rates over a one year time period.

Sensitivity of Net Interest Income

Interest Rate Scenario	Adjusted Net Interest Income	Change From Base
	(dollars in thousands)	
Up 300 basis points	$ 31,251	7.3%
Up 200 basis points	30,539	4.9%
Up 100 basis points	29,828	2.4%
Base	29,120	0.00%
Down 100 basis points	28,325	(2.7%)
Down 200 basis points	27,471	(5.7%)
Down 300 basis points	26,495	(9.0%)

Inflation

The impact of inflation on a financial institution can differ significantly from that exerted on other companies. Banks, as financial intermediaries, have many assets and liabilities that may move in concert with inflation both as to interest rates and value. However, financial institutions are affected by inflation's impact on noninterest expenses, such as salaries and occupancy expenses. During 2001 to 2005 the impact of inflation has been minor as interest rates have been low and economic growth in the economy moderate.

Because of our ratio of rate sensitive assets to rate sensitive liabilities, we tend to benefit slightly in the short term from an increasing interest rate market and, conversely, suffer in a decreasing interest rate market. As such, the management of interest rates and inflation through national economic policy may impact on our earnings. Increases in interest rates may have a corresponding impact on the ability of borrowers to repay loans with us.

ITEM 8 — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following Financial Statements are included in this Annual Report on Form 10-K:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Southwest Community Bancorp
Carlsbad, California

We have audited the accompanying consolidated balance sheets of Southwest Community Bancorp and Subsidiaries ("the Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southwest Community Bancorp and Subsidiaries as of December 31, 2005 and 2004, and the results of its operations, changes in shareholders' equity and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Southwest Community Bancorp and Subsidiaries internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2006 expressed an unqualified opinion thereon.

/s/ Vavrinek, Trine, Day & Co., LLP
Rancho Cucamonga, California
March 15, 2006

SOUTHWEST COMMUNITY BANCORP AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2005 and 2004

	2005	2004
	(dollars in thousands)	
Assets		
Cash and due from banks	$ 133,830	$ 101,162
Federal funds sold	93,095	69,190
Cash and cash equivalents	226,925	170,352
Interest-bearing deposits in financial institutions	167	167
Investment securities available-for-sale	96,502	61,489
Investment securities held-to-maturity	188	316
Loans, net of unearned income	314,806	283,600
Less allowance for loan losses	4,494	3,744
Net loans	310,312	279,856
Premises and equipment, net	2,044	2,240
Federal Home Loan Bank stock at cost	1,451	1,301
Cash surrender value of life insurance	9,042	6,306
Assets related to discontinued operations	-	4,556
Other assets	9,872	6,291
Total Assets	$ 656,503	$ 532,874
Liabilities and Shareholders' Equity		
Noninterest-bearing demand	$ 432,117	$ 362,617
Money market and NOW	136,097	101,875
Savings	7,630	7,831
Time deposits under $100,000	3,504	3,827
Time deposits $100,000 and over	14,786	6,612
Total Deposits	594,134	482,762
Accrued interest and other liabilities	4,703	2,722
Junior subordinated debt	8,248	8,248
Liabilities related to discontinued operations	-	254
Total Liabilities	607,085	493,986
Commitments and Contingencies (Note 12)		
Shareholders' Equity		
Common stock, no par value, 28,125,000 shares authorized, 3,808,348 and 3,484,266 shares issued and outstanding in 2005 and 2004, respectively	37,254	29,901
Retained earnings	13,200	9,107
Accumulated other comprehensive loss	(1,036)	(120)
Total Shareholders' Equity	49,418	38,888
Total Liabilities and Shareholders' Equity	$ 656,503	$ 532,874

The accompanying notes are an integral part of these financial statements

SOUTHWEST COMMUNITY BANCORP AND SUBSIDIARIES

Consolidated Statements of Income

For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
	(dollars in thousands, except per share data)		
Interest Income			
Loans	$ 23,903	$ 16,663	$ 12,299
Investment securities	3,465	1,553	728
Federal funds sold	2,643	788	237
Interest bearing deposits & other	65	46	22
Total interest income	30,076	19,050	13,286
Interest Expense			
Deposits	2,629	1,062	683
Borrowings	542	457	295
Total interest expense	3,171	1,519	978
Net interest income	26,905	17,531	12,308
Provision for loan losses	900	1,475	800
Net interest income after provision for loan losses	26,005	16,056	11,508
Noninterest Income			
Deposit fees and service charges	2,313	2,721	2,426
Loan referral fees	570	1,069	319
Gain on sale of SBA loans	2,470	1,861	1,177
Gain (loss) on sale of securities	(103)	(35)	228
Other income	765	506	401
Total noninterest income	6,015	6,122	4,551
Noninterest Expense			
Salaries and employee benefits	10,058	7,715	6,111
Occupancy	1,406	1,191	938
Equipment and data processing	1,739	1,513	1,315
Advertising and promotional	318	293	217
Regulation Q costs	814	686	641
Correspondent bank fees	952	635	169
Professional services	653	444	324
Deferred compensation expense	367	350	188
Other	2,002	1,521	1,295
Total noninterest expense	18,309	14,348	11,198
Income from continuing operations before income taxes	13,711	7,830	4,861
Income taxes	5,346	3,200	2,009
Income from continuing operations	8,365	4,630	2,852
Income from discontinued operations, net of income taxes	1,646	115	83
Net income	$ 10,011	$ 4,745	$ 2,935
Earnings per common share			
Income from continuing operations - Basic	$ 2.22	$ 1.42	$ 0.93
Income from continuing operations - Diluted	$ 1.90	$ 1.17	$ 0.78
Income from discontinued operations - Basic	$ 0.44	$ 0.04	$ 0.03
Income from discontinued operations - Diluted	$ 0.37	$ 0.03	$ 0.02
Net Income - Basic	$ 2.66	$ 1.46	$ 0.96
Net Income - Diluted	$ 2.27	$ 1.20	$ 0.80

The accompanying notes are an integral part of these financial statements

SOUTHWEST COMMUNITY BANCORP AND SUBSIDIARIES
Consolidated Statement of Changes in Shareholders' Equity
For the Years Ended December 31, 2005, 2004 and 2003

	Common Stock Shares	Common Stock Amount	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Shareholders' Equity
			(dollars in thousands)			
Balance, December 31, 2002	2,888,962	$ 14,595		$ 1,427	$ 155	$ 16,177
Options exercised	11,400	61				61
Warrants exercised	2,100	20				20
Comprehensive income:						
Net income			$ 2,935	2,935		2,935
Net unrealized loss on securities, net of tax benefit of $68			(97)		(97)	(97)
Reclassification adjustment for realized gains, net of tax of $93			(134)		(134)	(134)
Total comprehensive income			$ 2,704			
Balance, December 31, 2003	2,902,462	14,676		4,362	(76)	18,962
Stock issued, net of costs of $130	483,867	14,384				14,384
Options exercised, including tax benefit of $368	93,737	801				801
Warrants exercised	4,200	40				40
Comprehensive income:						
Net income			$ 4,745	4,745		4,745
Net unrealized loss on securities, net of tax benefit of $45			(65)		(65)	(65)
Reclassification adjustment for realized loss, net of tax benefit of $14			21		21	21
Total comprehensive income			$ 4,701			
Balance, December 31, 2004	3,484,266	29,901		9,107	(120)	38,888
Options exercised, including tax benefit of $1,105	132,366	1,701				1,701
Warrants exercised	12,919	118				118
5% Stock dividend	178,797	5,534		(5,538)		(4)
Cash dividends declared at $0.10 per share				(380)		(380)
Comprehensive income:						
Net income			$ 10,011	10,011		10,011
Net unrealized loss on securities, net of tax benefit of $683			(977)		(977)	(977)
Reclassification adjustment for realized loss, net of tax benefit of $42			61		61	61
Total comprehensive income			$ 9,095			
Balance, December 31, 2005	3,808,348	$ 37,254		$ 13,200	$ (1,036)	$ 49,418

The accompanying notes are an integral part of these financial statements

Note 1 - Summary of Significant Accounting Policies, Continued

Investment Securities
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *"Accounting for Certain Investments in Debt and Equity Securities,"* securities are classified at the time of purchase into one of three categories and accounted for as follows: debt and equity securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are reported at amortized cost; debt and equity securities bought and held principally for the purpose of selling in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings; debt and equity securities not classified as either held-to-maturity or trading securities are deemed as available-for-sale and are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of stockholders' equity. Gains or losses on sales of investment securities are determined on the specific identification method. Premiums and discounts are amortized or accreted using the interest method over the expected lives of the related securities.

Investment securities are evaluated for impairment to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline in fair value, the intent and ability of the Company to retain its investment in the securities for a period of time sufficient to allow for an anticipated recovery in fair value, and the financial condition and near-term prospects of the issuer; to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Loans and Interest on Loans
Loans are stated at unpaid principal balances outstanding. Interest income is recorded on the accrual basis in accordance with the terms of the respective loans. Nonrefundable loan origination fees are recognized, to the extent they represent reimbursement for initial direct costs, as income at the time of loan boarding. The excess of loan fees over any costs are deferred as unearned income and reported as a deduction from outstanding loans. The net deferred fees are recognized as an adjustment to interest income over the term of the loan using the interest method or taken into income when the related loan is paid off or sold. The amortization of loan fees is discontinued on nonaccrual loans.

In accordance with SFAS No. 114, (as amended by SFAS No. 118), *"Accounting by Creditors for Impairment of a Loan,"* loans identified as "impaired" are measured on the present value of expected future cash flows, discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will not be able to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.

Loans are placed on nonaccrual when a loan is determined to be impaired or when principal or interest is delinquent for 90 days or more. When loans are placed on nonaccrual, any interest previously accrued but unpaid is reversed against current period interest income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Loans are restored to accrual status when the loans become both well-secured and are in the process of collection. All loans on nonaccrual are measured for impairment. The measurement provisions of SFAS No. 114 are applied to all loans in the portfolio. Loans are generally charged off at such time the loan is classified as a loss.

Transfers and Servicing of Loans
Gains or losses from sales of SBA loans are recognized at the date of settlement based on the difference between the cash received and the carrying value of the loans less transaction costs. Assets or other retained interests received in the sale are measured by allocating the previous carrying value between the asset sold and the asset or retained interest received, if any, based on their relative fair values at the date of the sale.

Differences between the adjusted carrying value and the face amount of any portion of the loan retained are amortized to interest income over the remaining life of the loan using the interest method.

If servicing is retained in a sale, a servicing asset may be recorded at the time of sale if the retained servicing fees exceed normal servicing income from similar loans. The servicing asset is based on the present value of the estimated future cash flows considering estimated loan repayment speeds and related discount rates. The servicing asset is amortized against servicing

Note 1 - Summary of Significant Accounting Policies, Continued

income over the term of the loan in proportion to the amount of servicing income actually received. Servicing assets are subsequently reviewed and evaluated to determine that the fair value of the asset exceeds its amortized carrying value. If the fair value is less than the amortized carrying value, the asset is considered to be impaired and a valuation allowance would be established by a charge against income. The evaluation of the fair value takes into consideration current loan prepayment speeds and discount rates as compared to the original assumptions.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The allowance is based on management's continuing review and evaluation of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by the provision for loan losses, which is charged to expense, and by recoveries and is reduced by charge-offs.

While management uses available information to provide for an allowance for loan losses, additional provisions to the allowance may be necessary based on future changes in the factors used to evaluate the loan portfolio. In addition, regulatory agencies, as an integral part of their examination process, periodically review the allowance for losses on loans. Such agencies may require additions to the allowance based on their judgments about information available to them at the time of their examination.

Premises and Equipment
Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation on furniture, fixtures and equipment is computed using the straight-line method over the estimated useful lives of the related assets, which range from one to ten years. Leasehold improvements are amortized over the term of the lease or the estimated useful lives of the improvements, whichever is shorter, computed on the straight-line method.

Obligations under Standby Letters of Credit
Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", clarified the requirement relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. Our guarantor obligations are primarily the standby letters of credit we issue on behalf of customers. Our liability for obligations under standby letters of credit is measured by the amount charged to issue the facility. The amount charged is deferred and amortized to income over the term of the commitment.

Income Taxes
Provisions for income taxes are based on amounts reported in the statements of income (after exclusion of nontaxable income such as interest on state and municipal securities) and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method as prescribed in SFAS No. 109, *"Accounting for Income Taxes."*

Comprehensive Income
SFAS No. 130, *"Reporting Comprehensive Income,"* requires the disclosure of comprehensive income and its components. Changes in unrealized gains (losses) on available-for-sale securities net of income taxes is the only component of our accumulated other comprehensive income.

Earnings Per Share and Diluted Earnings Per Share
Earnings Per Share (EPS) is calculated in accordance with SFAS No. 128, *"Earnings Per Share."* Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period they are outstanding. In the computation of diluted EPS, the computation is the same as basic EPS except the denominator is increased to include the assumed number of additional shares that would have been outstanding if the potentially dilutive common shares had been issued. For the Company, potentially dilutive additional shares are its outstanding stock options and warrants. The dilutive effect of outstanding stock options and warrants is reflected in diluted EPS by the application of the treasury stock method. Exercise of stock options and warrants, if any, is assumed to have occurred at the beginning of the period. The proceeds from the

Note 2 - Investment Securities

At December 31, 2005, the investment securities portfolio was comprised of securities classified as available-for-sale or held-to-maturity, in accordance with SFAS No. 115.

The amortized cost and estimated fair values of investment securities at December 31, 2005 and 2004 are as follows:

	Available for Sale			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2005	(dollars in thousands)			
U.S. Treasury and agency obligations	$ 9,507	$ -	$ 260	$ 9,247
Mortgage-backed securities	68,073	6	1,017	67,062
Municipal securities	20,683	-	490	20,193
Total	$ 98,263	$ 6	$ 1,767	$ 96,502
December 31, 2004				
U.S. Treasury and agency obligations	$ 4,505	$ -	$ 69	$ 4,436
Mortgage-backed securities	55,244	150	277	55,117
Municipal securities	1,944	2	10	1,936
Total	$ 61,693	$ 152	$ 356	$ 61,489

	Held-to-Maturity			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2005	(dollars in thousands)			
Mortgage-backed securities	$ 188	$ 6	$ -	$ 194
December 31, 2004				
Mortgage-backed securities	$ 316	$ 13	$ -	$ 329

Proceeds from the sale of investment securities available-for-sale totaled $20,953,000 during 2005. Gross Losses on the sale of investment securities totaled $103,000 in 2005. Proceeds from the sale of investment securities available-for-sale totaled $19,090,000 during 2004. In 2004, gross gains on the sale of investment securities totaled $81,000 and gross losses totaled $116,000. Proceeds from the sale of investment securities available-for-sale totaled $12,352,000 during 2003. Gross gains on the sale of investment securities totaled $228,000 in 2003.

The following table presents the fair value and the unrealized loss on securities that were considered temporarily impaired (fair value was less than amortized cost) for impairment periods of less than twelve months and for periods of twelve months or longer as of December 31, 2005 and 2004.

Note 2 - Investment Securities, Continued

	Impairment Period											
	Less than 12 months				12 months or longer				Total			
	Estimated Fair Value		Unrealized Losses		Estimated Fair Value		Unrealized Losses		Estimated Fair Value		Unrealized Losses	
December 31, 2005	(dollars in thousands)											
U.S. Treasury and agency obligations	$	4,896	$	108	$	4,351	$	152	$	9,247	$	260
Mortgage-backed securities		41,550		493		23,780		524		65,330		1,017
Municipal securities		20,193		490		-		-		20,193		490
Total	$	66,639	$	1,091	$	28,131	$	676	$	94,770	$	1,767
December 31, 2004												
U.S. Treasury and agency obligations	$	2,497	$	8	$	1,939	$	61	$	4,436	$	69
Mortgage-backed securities		28,815		277		-		-		28,815		277
Municipal securities		725		10		-		-		725		10
Total	$	32,037	$	295	$	1,939	$	61	$	33,976	$	356

At December 31, 2005, the Company held 63 investment securities of which 50 were in a loss position for less than twelve months and 10 were in a loss position for twelve months or more. The temporary impairment of these securities is a result of an increase in market interest rates as compared to the coupon rate of the securities and is not a result of the underlying issuers' ability to repay. Accordingly, we have not recognized the temporary impairment in the results of operations.

The amortized cost and fair values of investment securities at December 31, 2005, by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available-for-Sale			
	Amortized Cost		Fair Value	
	(dollars in thousands)			
Due in one year in one year or less	$	995	$	993
Due after one year through five years		8,511		8,254
Due after five years through ten years		29,965		29,296
Due after ten years		58,792		57,959
	$	98,263	$	96,502

	Held-to-Maturity			
	Amortized Cost		Fair Value	
	(dollars in thousands)			
Due after ten years	$	188	$	194

Investment securities having a carrying value of approximately $76,497,000 and $23,588,000 at December 31, 2005 and 2004, respectively, were pledged to secure borrowing lines, public deposits and for other purposes as required by law.

Note 3 – Loans

The loan portfolio consists primarily of loans to Bank borrowers within Southern California. Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Bank's market area and, as a result, the Bank's loan and collateral portfolios are, to some degree, concentrated in those industries.

Note 7 – Deposits, Continued

The deposit balance of one large depositor represented 38% and 35% of deposits as of December 31, 2005 and 2004, respectively.

Interest expense for certificates of deposit of $100,000 or more was $175,000 and $90,000 for the years ended December 31, 2005 and 2004, respectively.

The following table presents the maturity distribution of time certificates of deposit at December 31, 2005 (in thousands):

Year Ending December 31,	Amount
2006	$ 18,184
2007	106
	$ 18,290

Note 8 - Junior Subordinated Debt

On April 22, 2003, we issued $8,248,000 of junior subordinated debt to the Trust established by us, which in turn issued $8,000,000 of trust preferred securities. The debt matures in 30 years and bears a variable rate of interest, which is reset quarterly, at the three-month LIBOR plus 3.15% (the "Coupon Rate"), provided the rate will not exceed 11.75% prior to June 26, 2008. The initial rate was 4.47% and the current Coupon Rate, as of the last reset on December 26, 2005, is 7.67%. Interest expense related to this borrowing totaled $540,000, $388,000 and $249,000 for the years ended December 31, 2005, 2004 and 2003, respectively, at average rates of 6.54%, 4.70% and 4.36%. Subject to percentage limitations, these securities are considered Tier 1 capital for regulatory purposes. However, as a result of the issuance of FIN 46 and FIN 46R, the Trust is not consolidated in these financial statements.

Note 9 – Dividends, Common Stock and Warrants

On September 21, 2005, the Board of Directors declared a cash dividend of $0.05 per share, payable on October 20, 2005 to shareholders of record on October 5, 2005. On December 21, 2005, the Board of Directors declared a cash dividend of $0.05 per share, payable on January 20, 2006 to shareholders of record on January 5, 2006. On March 23, 2005, the Board of Directors approved a five percent stock dividend payable on May 18, 2005 to shareholders of record as of April 25, 2005.

During 2004, we issued 483,867 shares of common stock in a best efforts offering. Net proceeds from the offering, after costs of approximately $130,000, were $14,384,000.

In July 2002, we issued 634,620 shares of common stock in a unit offering that consisted of fifteen shares of common stock and one warrant to purchase three and 15/100 (3.15) shares of common stock, as adjusted for subsequent stock splits and stock dividends. The warrants can be exercised at any time through April 30, 2007. During 2005, the exercise of warrants resulted in the issuance of 12,919 shares of common stock and at December 31, 2005, there were warrants outstanding to purchase 113,015 shares of common stock at the exercise price of approximately $9.08 per share.

Note 10 - Salary Continuation Plan

The Company has entered into supplemental compensation agreements with certain key management personnel. These agreements provide for aggregate annual compensation for all participants of $340,000 at retirement with subsequent 3% cost of living adjustments and a death benefit that varies based on the age of the participant at time of death. The aggregate future value of the obligations at December 31, 2005 was $7,622,000. Participants vest ratably each plan year until retirement, termination, death or disability. The agreements were funded by purchasing single premium life insurance contracts. The Company is accruing the compensation obligation over the estimated remaining service lives of the participants. Expenses related to this program were approximately $367,000, $350,000 and $188,000 for the years ended December 31, 2005, 2004 and 2003, respectively. Earnings on the life insurance contracts were approximately $336,000, $177,000 and $168,000 for the years ended December 31, 2005, 2004 and 2003, respectively. At December 31, 2005, an obligation of $1,037,000 and a cash value of insurance of $9,042,000 were recorded.

Note 11 - Income Taxes

The current and deferred amounts of the provision for income taxes were:

	For the Years Ended December 31,		
	2005	2004	2003
	(dollars in thousands)		
Current			
Federal	$ 4,674	$ 2,766	$ 2,084
State	1,649	986	698
Deferred			
Federal	(775)	(406)	(596)
State	(202)	(146)	(177)
Income tax expense - continuing operations	$ 5,346	$ 3,200	$ 2,009

A reconciliation of the Bank's actual tax expense related to continuing operations with tax expense based on the Federal statutory rates is as follows:

	For the Years Ended December 31,		
	2005	2004	2003
	(dollars in thousands)		
Tax at Federal rate of 34%	$ 4,662	$ 2,662	$ 1,653
Tax exempt interest	(260)	(9)	-
State tax, net of Federal benefit	981	560	348
Other	(37)	(13)	8
	$ 5,346	$ 3,200	$ 2,009

Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income and expense recognition.

The following is a summary of the components of the net deferred tax asset accounts recognized in the accompanying statements of financial condition as of December 31:

	2005	2004
	(dollars in thousands)	
Deferred Tax Assets		
Allowance for loan losses	$ 1,799	$ 1,476
Fixed assets - depreciation	532	197
Deferred Compensation	427	279
Net operating loss of subsidiary	-	531
Accruals	617	235
Available-for-sale securities	725	83
Total	4,100	2,801
Deferred Tax Liabilities		
Cash basis reporting	-	295
Prepaid expenses	168	224
Deferred loan costs	148	143
Stock dividends	52	26
Total	368	688
Net Deferred Tax Assets	$ 3,732	$ 2,113

No valuation allowance was established as management believes it is more likely than not that the Company will fully realize the benefits of the deferred tax assets.

Note 12 - Commitments and Contingencies

Leases
The Bank is a party to a number of non-cancelable building operating lease agreements. The leases extend for varying periods up to ten years and may include renewal provisions. Minimum future lease obligations on operating leases having initial or remaining terms of more than one year as of December 31, 2005, are as follows (in thousands):

Year Ending December 31,	Amount
2006	$ 952
2007	910
2008	805
2009	457
2010	290
Thereafter	560
	$ 3,974

The Company leases one of its branches from a company whose president is on the Board of Directors of the Company and the Bank. The lease is classified as an operating lease and provides for minimum annual rents of approximately $43,000 through November 30, 2010. The future lease obligations are included above.

Rent expense for operating leases used in continuing operations amounted to $924,000, $776,000 and $583,000 in 2005, 2004 and 2003, respectively.

Litigation
In the ordinary course of business, the Company becomes involved in various claims and legal actions. In the opinion of management, based upon consultation with the Company's legal counsel, the disposition of these matters will not have a material effect on the Company's financial position.

Guarantor Obligations
At December 31, 2005 and 2004, the Bank was contingently liable for letters of credit accommodations made to its customers totaling approximately $1,913,000 and $2,496,000, respectively. Our recorded liability, which is the unamortized balance of the fees charged, was approximately $0 and $2,000 for the letters of credit outstanding at December 31, 2005 and 2004, respectively. Standby letters of credit are commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank anticipates no losses as a result of such transactions.

Off-Balance-Sheet Items
At December 31, 2005 and 2004, the Bank had undisbursed loan commitments in the amount of approximately $85,520,000 and $74,044,000, respectively. The Bank makes commitments to extend credit in the normal course of business to meet the financing needs of its customers. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total outstanding commitment amount does not necessarily represent future cash requirements.

Federal Home Loan Bank (FHLB) Line of Credit
The FHLB line of credit, which is primarily used for liquidity management, provides for the Bank to borrow up to an amount equal to 20% of its assets on a collateralized basis. The Bank had approximately $50,496,000 and $43,793,000 in loans and $55,784,000 and $20,353,000 in investment securities pledged at the FHLB as collateral for this facility at December 31, 2005 and 2004, respectively. As of December 31, 2005, the collateral pledged for this facility would have allowed the Bank to borrow up to approximately $78,000,000.

Correspondent Bank Credit Lines
The Bank has $8 million in unsecured Federal funds lines of credit with two correspondent banks.

Note 13 - Stock Option Plan

On March 18, 2003, the shareholders of the Company approved the Southwest Community Bancorp 2002 Stock Option Plan (the 2002 Plan"), which provided for the issuance of up to 1,575,000 (after giving effect for stock splits and stock dividends) shares of common stock. Under the 2002 Plan, the Company may grant both incentive and nonqualified stock options to its directors, officers and employees. Effective with the holding company reorganization on April 1, 2003, options outstanding under the prior stock option plan of the Bank were exchanged for stock options under the 2002 Plan.

All outstanding options were granted at prices equal to the fair market value on the day of the grant. Options granted vest at a rate of 20 percent per year for five years, and expire no later than ten years from the date of grant.

On September 21, 2005, the Board of Directors approved the acceleration of vesting of certain of the outstanding stock options held by members of the Board of Directors and certain members of executive management. The Board of Directors believes it was in the best interest of the shareholders to accelerate these options, as it will have a positive impact on future earnings of the Company by reducing the impact of recording compensation expense upon implementation of SFAS No. 123R. The 220,375 unvested stock options (average strike price of $20.52) affected by the accelerated vesting represented approximately 25% of options outstanding and approximately 6% of current common shares outstanding. To prevent unintended benefits to directors and officers, restrictions were imposed on shares obtained through the accelerated vesting process. The restrictions prevent the sale of any shares received from the exercise of an accelerated option prior to the earlier of the original vesting date of the options, the individual's termination as a director or executive officer, or death of the individual.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2005, 2004 and 2003, respectively: risk-free rates of 4.17%, 3.82% and 3.57%; dividend yields of 0% for all years presented, expected life of eight years for all years, and volatility of 33%, 31% and 35%, respectively.

The following summarizes information about stock options outstanding at December 31, 2005, 2004 and 2003. These tables have been retroactively adjusted for stock splits.

	2005		2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	946,985	$ 9.71	926,943	$ 7.17	796,218	$ 5.34
Options granted	61,232	32.51	156,503	22.00	151,594	16.92
Options exercised	(136,972)	4.35	(98,424)	4.40	(11,970)	5.08
Options forfeited	(7,404)	15.03	(38,037)	12.29	(8,899)	12.63
Outstanding at end of year	863,841	$ 12.13	946,985	$ 9.71	926,943	$ 7.17
Options available for grant at year-end	468,518		522,347		640,812	
Options exercisable at year-end	749,020		562,557		557,257	
Weighted-average fair value of options granted during the year		$ 15.18		$ 9.80		$ 7.88

	Options Outstanding			Options Exercisable	
Exercise Price	Shares	Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Average Price
$3.56 - $4.65	249,297	2.2	$ 3.64	249,297	$ 3.64
$4.66 - $9.00	254,429	5.6	7.26	245,649	7.24
$9.01 - $13.00	28,350	6.7	10.84	15,750	10.71
$13.01 - $20.00	186,480	7.8	17.52	140,506	17.44
$20.01 - $25.00	34,177	8.3	22.22	6,836	22.22
$25.01 - $30.00	111,108	9.2	30.49	90,982	30.09
	863,841	5.7	$ 12.13	749,020	$ 10.94

Note 14 - Earnings Per Share

The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute net income per share for the years ended December 31, 2005, 2004 and 2003:

	2005		2004		2003	
	Income	Shares	Income	Shares	Income	Shares
			(dollars in thousands)			
Net income as reported	$ 10,011	-	$ 4,745	-	$ 2,935	-
Shares outstanding at period end	-	3,808,348	-	3,658,365	-	3,047,585
Impact of weighting shares issued during the period	-	(50,393)	-	(398,785)	-	(4,519)
Used in basic earnings per share	10,011	3,757,955	4,745	3,259,580	2,935	3,043,066
Dilutive Effect of Outstanding Stock Options	-	641,437	-	705,658	-	598,989
Used in diluted earnings per share	$ 10,011	4,399,392	$ 4,745	3,965,238	$ 2,935	3,642,055
Basic net income per share	$ 2.66		$ 1.46		$ 0.96	
Diluted net income per share	$ 2.27		$ 1.20		$ 0.80	

Note 15 - Regulatory Matters

Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and, possibly, additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2005, that the Company and the Bank meet all capital adequacy requirements to which it is subject. As of December 31, 2005, the most recent notification from the regulatory agencies

Note 15 - Regulatory Matters, continued

categorized the Company and the Bank as well-capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Company's or the Bank's category). To be categorized as well-capitalized, the Company and the Bank must maintain minimum ratios as set forth in the following table.

The following table also sets forth the Company's and the Bank's actual capital amounts and ratios:

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)					
Southwest Community Bancorp						
As of December 31, 2005:						
Total capital (to risk-weighted assets)	$ 62,949	14.9%	$ 33,723	8.0%	$ 42,154	10.0%
Tier 1 capital (to risk-weighted assets)	58,454	13.9%	16,862	4.0%	25,292	6.0%
Tier 1 capital (to average assets)	58,454	9.7%	24,176	4.0%	30,220	5.0%
As of December 31, 2004:						
Total capital (to risk-weighted assets)	$ 48,881	13.8%	$ 28,314	8.0%	$ 35,392	10.0%
Tier 1 capital (to risk-weighted assets)	45,137	12.8%	14,157	4.0%	23,035	6.0%
Tier 1 capital (to average assets)	45,137	9.5%	18,953	4.0%	23,691	5.0%
Southwest Community Bank						
As of December 31, 2005:						
Total capital (to risk-weighted assets)	$ 58,436	13.9%	$ 33,668	8.0%	$ 42,085	10.0%
Tier 1 capital (to risk-weighted assets)	53,941	12.8%	16,834	4.0%	25,251	6.0%
Tier 1 capital (to average assets)	53,941	9.0%	24,003	4.0%	30,004	5.0%
As of December 31, 2004:						
Total capital (to risk-weighted assets)	$ 41,611	12.0%	$ 27,696	8.0%	$ 34,620	10.0%
Tier 1 capital (to risk-weighted assets)	37,867	10.9%	13,848	4.0%	20,772	6.0%
Tier 1 capital (to average assets)	37,867	8.1%	18,784	4.0%	23,480	5.0%

Dividend Restrictions

Holders of Company common stock are entitled to receive dividends declared by the Board of Directors out of funds legally available under certain federal laws and regulations governing the banking and financial service business. The ability of the Company to obtain funds for the payment of dividends is dependent upon the subsidiaries' earnings and is limited by various state and federal statutes and regulations.

The California Financial Code provides that a bank may not make a cash distribution to its shareholders in excess of the lesser of the bank's undivided profits or the bank's net income for its last three fiscal years less the amount of any distribution made by the bank to shareholders during the same period. Based on this limitation, the amount available at the Bank for payment of dividends as of December 31, 2005 was approximately $15,300,000.

Federal Deposit Insurance Corporation (FDIC) Insurance

The FDIC is a U.S. Government corporation that insures the deposits of Federal Reserve System member banks and non-member banks. The FDIC provides insurance on deposits up to $100,000. In return for this protection, the Bank pays an assessment based on total deposits. The FDIC is responsible for supervision of state chartered FDIC insured banks that are not members of the Federal Reserve System. The Bank is a state chartered non-member bank.

Note 16 - Fair Value of Financial Instruments

SFAS No. 107, *"Disclosures about Fair Value of Financial Instruments,"* requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are

Note 16 - Fair Value of Financial Instruments (continued)

significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The following table presents the carrying amounts and fair values of financial instruments at December 31, 2005 and 2004. SFAS No. 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	December 31, 2005		December 31, 2004	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(dollars in thousands)			
Financial Assets				
Cash and cash equivalents	$ 226,925	$ 226,925	$ 170,352	$ 170,352
Interest-bearing deposits in financial institutions	167	167	167	167
Investment securities	96,690	96,696	61,805	61,818
Loans, net	310,312	309,339	279,856	279,107
Federal Home Loan Bank stock at cost	1,451	1,451	1,301	1,301
Financial Liabilities				
Noninterest bearing demand	432,117	432,117	362,617	362,617
Interest-bearing deposits	162,017	162,082	120,145	120,131
Junior subordinated debt	8,248	8,248	8,248	8,248
	Notional Amount	Cost to Cede or Assume	Notional Amount	Cost to Cede or Assume
Off-Balance Sheet Instruments				
Commitments to extend credit and standby letters of credit	$ 87,433	$ 874	$ 76,540	$ 765

The following methods and assumptions were used in estimating fair value disclosures:

Cash and Cash Equivalents - The carrying amounts approximate fair values due to the short-term nature of the assets.

Investment Securities - Fair values are based upon quoted market prices, where available.

Federal Home Loan Bank stock at cost - The carrying amount approximates the fair value based on the redemption provisions of the Federal Home Loan Bank.

Interest-bearing Deposits in Other Financial Institutions - The carrying amounts of interest-bearing deposits maturing within ninety days approximate their fair values. Fair values of other interest-bearing deposits are estimated using discounted cash flow analyses based on current rates for similar types of deposits.

Loans - For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.

Deposits - The fair values disclosed for demand deposits (for example, interest-bearing checking accounts and passbook accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered

Note 16 - Fair Value of Financial Instruments (continued)

on certificates to a schedule of aggregated contractual maturities on such time deposits.

Junior Subordinated Debt - The carrying amount of the junior subordinated debt approximates fair value.

Off-balance Sheet Instruments - Fair values of loan commitments and financial guarantees are based upon fees currently charged to enter similar agreements, taking into account the remaining terms of the agreement and the counterparties' credit standing.

Note 17 – Discontinued Operations

On June 7, 2005, the Company and its wholly-owned subsidiary, FDSI, executed an Asset Purchase Agreement and Escrow Agreement and sold substantially all of the business assets of FDSI to Float Acquisition Corp., a subsidiary of Open Solutions, Inc., for $9,000,000, of which $1,365,000 is being held in escrow for up to twelve months related to certain contingencies. On August 15, 2005, the Company received $300,000 from the escrow without any adjustment for contingencies. As a result of the release of the escrowed funds, income from discontinued operations for the third quarter included an additional net gain of $155,000 from the sale the business assets. The remaining $1,065,000 in the escrow account is scheduled to be released in June 2006 and, subject to any adjustment for contingencies, would result in an additional net gain of up to approximately $550,000.

The operating results for FDSI, which are presented as income from discontinued operations, were as follows:

	For the Years Ended December 31,		
	2005	2004	2003
	(dollars in thousands)		
Item processing income	$ (1,148)	$ (1,241)	$ 2,731
Income (loss) from operations before taxes	(96)	110	163
Income taxes	(38)	(5)	80
Income (loss) from operations	(58)	115	83
Gain on sale of assets before taxes	2,834		
Income taxes	1,130		
Gain on sale of assets	1,704	-	-
Income from discontinued operations	$ 1,646	$ 115	$ 83

Note 18 – Subsequent Event

On February 15, 2006, the Company and Placer Sierra Bancshares ("Placer") (Nasdaq: PLSB) entered into an Agreement and Plan of Merger and Reorganization, pursuant to which Southwest Community will merge with and into Placer in an all-stock transaction for $175 million in aggregate consideration and the Bank will merge with and into Placer's subsidiary bank. At the closing, each outstanding share of common stock will be converted into, and each warrant to purchase common stock will be converted into the right to purchase, a number of shares of Placer's common stock based on Placer's average stock price over a 20 trading day period prior to the closing of the transaction. Placer is a Northern California based bank holding company for Placer Sierra Bank, with assets of $1.9 billion and 40 branches operating throughout California. The merger is subject to the approval of the shareholders of the Company and Placer, the receipt of necessary regulatory approvals, and other customary closing conditions.

Note 19 - Condensed Financial Information of Parent Company Only

Condensed Balance Sheets	December 31, 2005	December 31, 2004
	(dollars in thousands)	
Assets:		
Cash	$ 467	$ 2,929
Investment in subsidiaries	55,061	43,257
Other assets	2,339	958
Total Assets	$ 57,867	$ 47,144
Liabilities:		
Accrued interest	$ 11	$ 8
Dividends payable	190	-
Junior subordinated debt	8,248	8,248
Total liabilities	8,449	8,256
Shareholders' equity	49,418	38,888
Total liabilities and shareholders' equity	$ 57,867	$ 47,144

Condensed Statements of Income	Years Ended December 31, 2005	Years Ended December 31, 2004
Dividend income from subsidiaries	$ 5,250	$ 1,550
Other income	16	12
Total income	5,266	1,562
Interest expense	539	462
Other expenses	256	310
Total expense	795	772
Income before income taxes and equity in undistributed income of subsidiaries	4,471	790
Income tax benefit	(320)	(258)
Income before equity in undistributed income of subsidiaries	4,791	1,048
Equity in undistributed income of subsidiaries	5,220	3,697
Net Income	$ 10,011	$ 4,745

Condensed Statements of Cash Flows	Years Ended December 31, 2005	Years Ended December 31, 2004
Net income	$ 10,011	$ 4,745
Change in other assets	(276)	(216)
Change in accrued interest payable	3	2
Undistributed income of subsidiaries	(5,220)	(3,697)
Cash flows provided by operating activities	4,518	834
Investment in subsidiaries	(7,500)	(12,850)
Cash flows used in investing activities	(7,500)	(12,850)
Net proceeds from issuance of common stock		14,384
Proceeds from exercise of common stock warrants and options	714	473
Dividends paid	(194)	
Cash flows provided by financing activities	520	14,857
Net increase in cash and cash equivalents	(2,462)	2,841
Cash and cash equivalents at beginning of period	2,929	88
Cash and cash equivalents at end of period	$ 467	$ 2,929

Note 20 – Summary of Quarterly Result of Operations (Unaudited)

	Three Months Ended				
	Mar. 31	June 30	Sept. 30	Dec. 31	Year
	(dollars in thousands, except per share data)				
2005					
Interest income	$ 6,429	$ 7,385	$ 7,887	$ 8,375	$ 30,076
Interest expense	614	752	803	1,002	3,171
Net interest income	5,815	6,633	7,084	7,373	26,905
Provision for loan losses	315	455	125	5	900
Noninterest income	1,255	1,585	1,691	1,484	6,015
Noninterest expense	4,207	4,252	4,805	5,045	18,309
Income from continuing operations	1,545	2,137	2,349	2,334	8,365
Income from discontinued operations	(20)	1,512	155	(1)	1,646
Net income	$ 1,525	$ 3,649	$ 2,504	$ 2,333	$ 10,011
Earnings per common share:					
Income from continuing operations					
Basic	$ 0.42	$ 0.57	$ 0.62	$ 0.61	$ 2.22
Diluted	$ 0.35	$ 0.49	$ 0.53	$ 0.53	$ 1.90
Net Income					
Basic	$ 0.42	$ 0.97	$ 0.66	$ 0.61	$ 2.66
Diluted	$ 0.35	$ 0.83	$ 0.56	$ 0.53	$ 2.27
2004					
Interest income	$ 4,039	$ 4,427	$ 4,765	$ 5,819	$ 19,050
Interest expense	276	346	440	457	1,519
Net interest income	3,763	4,081	4,325	5,362	17,531
Provision for loan losses	300	225	200	750	1,475
Noninterest income	1,388	1,527	1,735	1,472	6,122
Noninterest expense	3,063	3,545	3,726	4,014	14,348
Income from continuing operations	1,065	1,049	1,272	1,244	4,630
Income from discontinued operations	32	236	(93)	(60)	115
Net income	$ 1,097	$ 1,285	$ 1,179	$ 1,184	$ 4,745
Earnings per common share:					
Income from continuing operations					
Basic	$ 0.35	$ 0.33	$ 0.40	$ 0.34	$ 1.42
Diluted	$ 0.29	$ 0.27	$ 0.32	$ 0.29	$ 1.17
Net Income					
Basic	$ 0.36	$ 0.41	$ 0.37	$ 0.32	$ 1.46
Diluted	$ 0.30	$ 0.33	$ 0.30	$ 0.27	$ 1.20

ITEM 9 — CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in the Company's accountants during the two most recent fiscal years and there were no disagreements with the Company's accountants on accounting principles or financial disclosure.

ITEM 9A — CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Although the Company's reporting obligations under the Exchange Act only recently commenced effective March 12, 2004 and prior to that date the Company was not subject to the various SEC rules and regulations governing public companies, as a financial institution we have a history of filing regulatory reports and being subject to frequent government oversight. We also have an independent audit committee and a system of internal controls.

As of the year ended December 31, 2005, management, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the year ended December 31, 2005, these disclosure controls and procedures were effective.

There has been no change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during our most recent fiscal quarter ending December 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The Company's management, including the principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of Company management, we conducted an evaluation of the effectiveness of internal controls over financial reporting based on the framework described in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework"). Based on management's evaluation under the COSO Framework, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2005.

The independent registered public accounting firm that audited the financial statements, included in this Annual Report on Form 10-K, has issued an attestation report on management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. The attestation report is included herein.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Southwest Community Bancorp and Subsidiaries
Carlsbad, California

We have audited management's assessment, included in the accompanying Report of Management, that Southwest Community Bancorp and Subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with U.S. generally accepted accounting principles. Because management's assessment and our audit were conducted to also meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), management's assessment and our audit of the Company's internal control over financial reporting included controls over the preparation of financial statements in accordance with instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9 C). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and the receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statement

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Southwest Community Bancorp and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders equity and cash flows for each of the three years in the period ended December 31, 2005 and our report dated March 15, 2006 expressed an unqualified opinion.

/S/ Vavrinek, Trine, Day & Co., LLP
Rancho Cucamonga, California
March 15, 2006

ITEM 9B – OTHER INFORMATION

There was no information required to be disclosed on Form 8-K during the fourth quarter of 2005 but not reported.

PART III

ITEM 10 — DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The Boards of Directors of the Company and SWCB have adopted a code of ethics that applies to their principal financial officers, including the Chief Executive Officer and the Chief Financial Officer. The code of ethics, which we call our Code of Ethics for Principal Financial Officers, is available on our corporate web site, www.swcbank.com in the section entitled "Governance Documents."

The remaining information required by this Item will appear in the Proxy Statement that we will deliver to our shareholders in connection with our Annual Meeting of Shareholders. We are incorporating herein by reference the relevant information contained in the Proxy Statement.

ITEM 11 — EXECUTIVE COMPENSATION

The information required by this Item will appear in the Proxy Statement that we will deliver to our shareholders in connection with our Annual Meeting of Shareholders. We are incorporating herein by reference the relevant information contained in the Proxy Statement.

ITEM 12 — SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item will appear in the Proxy Statement that we will deliver to our shareholders in connection with our Annual Meeting of Shareholders. We are incorporating herein by reference the relevant information contained in the Proxy Statement.

ITEM 13 — CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item will appear in the Proxy Statement that we will deliver to our shareholders in connection with our Annual Meeting of Shareholders. We are incorporating herein by reference the relevant information contained in the Proxy Statement.

ITEM 14 — PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item will appear in the Proxy Statement that we will deliver to our shareholders in connection with our Annual Meeting of Shareholders. We are incorporating herein by reference the relevant information contained in the Proxy Statement.

PART IV

ITEM 15 — EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

List of Documents filed as a part of this report:

(a) Financial Statements:

(1) Listed and included in Part II, Item 8.

(2) Financial Statement Schedules:

In accordance with Regulation S-X, the financial statement schedules have been omitted because they are not applicable to or required of the Company or the required information is included in the financial statements or notes thereto.

(3) Exhibits: The following documents are included or incorporated by reference in this Annual Report on Form 10-K:

Reg. S-K Item 601 Exhibit No.	Description
2.1	Agreement and Plan of Merger and Reorganization by and among Placer Sierra Bancshares and Southwest Community Bancorp dated February 15, 2006 (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed on February 16, 2006 and incorporated herein by reference).
3.1	Articles of Incorporation of Southwest Community Bancorp, Restated as of May 20, 2004 (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1 filed on June 21, 2004 and incorporated herein by reference).
3.2	Amended and Restated Bylaws of Southwest Community Bancorp (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K filed on October 27, 2004 and incorporated herein by reference).
4.1	Indenture dated as of April 22, 2003 by and between the Registrant and U.S. Bank National Association, as Trustee (filed as Exhibit 4.1 to the Company's Registration Statement on Form 10 filed on January 12, 2004 and incorporated herein by reference).
4.2	Form of Floating Rate Junior Subordinated Deferrable Interest Debentures (included as Exhibit A to Exhibit 4.1 to the Company's Registration Statement on Form 10 filed on January 12, 2004 and incorporated herein by reference).
4.3	Amended and Restated Declaration of Trust of Southwest Community Statutory Trust I dated as of April 22, 2003, among the Registrant, U.S. Bank National Association, as Institutional Trustee, and Frank J. Mercardante, James Lemery and Paul M. Weil, as Administrators (filed as Exhibit 4.3 to the Company's Registration Statement on Form 10 filed on January 12, 2004 and incorporated herein by reference).
4.4	Form of Common Security Certificate of Southwest Community Statutory Trust I (included as Exhibit A-1 to Exhibit 4.3 to the Company's Registration Statement on Form 10 filed on January 12, 2004 and incorporated herein by reference).
4.5	Guarantee Agreement dated as of April 22, 2003 between the Registrant, as Guarantor, and U.S. Bank National Association, as Guarantee Trustee (filed as Exhibit 4.5 to the Company's Registration Statement on Form 10 filed on January 12, 2004 and incorporated herein by reference).
4.6	Form of Warrant Certificate (filed as Exhibit 4.6 to the Company's Registration Statement on Form 10 filed on January 12, 2004 and incorporated herein by reference).
10.1.1	Southwest Community Bancorp 2002 Stock Option Plan (filed as Exhibit 10.1 to the Company's Registration Statement on Form 10 filed on January 12, 2004 and incorporated herein by reference).

10.26P Lease Agreement (41188 Sandalwood Circle) (filed in paper format pursuant to a continuing hardship exemption granted under SEC Regulation S-T Section 232.202 as Exhibit 10.26P to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.27P Lease Agreement (41162 Sandalwood Circle, Unit A) (filed in paper format pursuant to a continuing hardship exemption granted under SEC Regulation S-T Section 232.202 as Exhibit 10.27P to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.28 Southwest Community Bank 401(k) Plan, as amended (filed as Exhibit 10.26 to the Company's Registration Statement on Form 10 filed on January 12, 2004 and incorporated herein by reference).

10.29 Employment Agreement dated October 29, 2004 with Alan J. Lane (filed as Exhibit 10.30 to the Company's Current Report on Form 8-K/A filed on November 11, 2004 and incorporated herein by reference).

10.30 Executive Supplemental Compensation Agreement dated January 20, 2005 with Alan J. Lane (Filed as Exhibit 10.30 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated herein by reference).

10.31 Lease Agreement (599 North E. Street, San Bernardino) (Filed as Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated herein by reference).

10.32 Lease Agreement (5650 El Camino Real, Suite 130, Carlsbad) (Filed as Exhibit 10.32 to the Company's
Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated herein by
10.33 reference).

Asset Purchase Agreement, among Financial Data Solutions, Inc., Southwest Community Bancorp, and
Float Acquisition Corp. dated June 7, 2005 (filed as Exhibit 10.33 to the Company's Current Report on
10.34 Form 8-K filed on June 13, 2005 and incorporated herein by reference).

Escrow Agreement dated June 7, 2005 (filed as Exhibit 10.34 to the Company's Current Report on Form
10.35 8-K filed on June 13, 2005 and incorporated herein by reference)

Lease Agreement (8250 White Oak Avenue, Rancho Cucamonga) (filed as Exhibit 10.33 to the
Company's Quarterly Report on Form 10-Q filed on August 15, 2005 and incorporated herein by
10.36 reference).

Employment Agreement dated November 7, 2005 with Frank J. Mercardante (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 14, 2005 and incorporated herein by reference).

11.1 Statement re: Computation of Per Share Earnings (See Note 16 of the Notes to Consolidated Financial Statements contained in "ITEM 8 — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" of this Annual Report on Form 10-K).

12.1 Not applicable.

14 Code of Ethics (filed as Exhibit 14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference).

21 Subsidiaries of the Registrant

23 Consent of Independent Registered Public Accounting Firm

31.1 Section 302 Certification of Frank J. Mercardante.

31.2 Section 302 Certification of James L. Lemery.

32.1 Section 906 Certification of Frank J. Mercardante.

PART IV

ITEM 15 — EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

List of Documents filed as a part of this report:

(a) Financial Statements:

(1) Listed and included in Part II, Item 8.

(2) Financial Statement Schedules:

In accordance with Regulation S-X, the financial statement schedules have been omitted because they are not applicable to or required of the Company or the required information is included in the financial statements or notes thereto.

(3) Exhibits: The following documents are included or incorporated by reference in this Annual Report on Form 10-K:

Reg. S-K Item 601 Exhibit No.	Description
2.1	Agreement and Plan of Merger and Reorganization by and among Placer Sierra Bancshares and Southwest Community Bancorp dated February 15, 2006 (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed on February 16, 2006 and incorporated herein by reference).
3.1	Articles of Incorporation of Southwest Community Bancorp, Restated as of May 20, 2004 (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1 filed on June 21, 2004 and incorporated herein by reference).
3.2	Amended and Restated Bylaws of Southwest Community Bancorp (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K filed on October 27, 2004 and incorporated herein by reference).
4.1	Indenture dated as of April 22, 2003 by and between the Registrant and U.S. Bank National Association, as Trustee (filed as Exhibit 4.1 to the Company's Registration Statement on Form 10 filed on January 12, 2004 and incorporated herein by reference).
4.2	Form of Floating Rate Junior Subordinated Deferrable Interest Debentures (included as Exhibit A to Exhibit 4.1 to the Company's Registration Statement on Form 10 filed on January 12, 2004 and incorporated herein by reference).
4.3	Amended and Restated Declaration of Trust of Southwest Community Statutory Trust I dated as of April 22, 2003, among the Registrant, U.S. Bank National Association, as Institutional Trustee, and Frank J. Mercardante, James Lemery and Paul M. Weil, as Administrators (filed as Exhibit 4.3 to the Company's Registration Statement on Form 10 filed on January 12, 2004 and incorporated herein by reference).
4.4	Form of Common Security Certificate of Southwest Community Statutory Trust I (included as Exhibit A-1 to Exhibit 4.3 to the Company's Registration Statement on Form 10 filed on January 12, 2004 and incorporated herein by reference).
4.5	Guarantee Agreement dated as of April 22, 2003 between the Registrant, as Guarantor, and U.S. Bank National Association, as Guarantee Trustee (filed as Exhibit 4.5 to the Company's Registration Statement on Form 10 filed on January 12, 2004 and incorporated herein by reference).
4.6	Form of Warrant Certificate (filed as Exhibit 4.6 to the Company's Registration Statement on Form 10 filed on January 12, 2004 and incorporated herein by reference).
10.1.1	Southwest Community Bancorp 2002 Stock Option Plan (filed as Exhibit 10.1 to the Company's Registration Statement on Form 10 filed on January 12, 2004 and incorporated herein by reference).

10.1.2 Amendment No. 1 to Southwest Community Bancorp 2002 Stock Option Plan dated May 19, 2004 (filed as Exhibit 10.1.2 to the Company's Registration Statement on Form S-1filed on June 21, 2004 and incorporated herein by reference).

10.2 Form of Stock Option Agreement (filed as Exhibit 10.2 to the Company's Registration Statement on Form 10 filed on January 12, 2004 and incorporated herein by reference).

10.3 Employment Agreement dated January 29, 1998 with Frank J. Mercardante (filed as Exhibit 10.3 to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.4 Extension and Modification of Employment Agreement dated August 20, 2001 with Frank J. Mercardante (filed as Exhibit 10.4 to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.5 Executive Supplemental Compensation Agreement dated October 17, 2001 with Frank J. Mercardante (filed as Exhibit 10.5 to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.6 Extension and Modification of Employment Agreement dated December 8, 2003 with Frank J. Mercardante (filed as Exhibit 10.6 to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.7 Life Insurance Endorsement Method Split Dollar Plan Agreement for Frank J. Mercardante (filed as Exhibit 10.7 to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.8 Extension of Employment Agreement dated December 31, 2001 with Stuart F. McFarland (filed as Exhibit 10.8 to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.9.1 Executive Supplemental Compensation Agreement dated October 1, 2002 with Stuart F. McFarland (filed as Exhibit 10.9 to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.9.2 First Amendment to the Executive Supplemental Compensation Agreement by and between Southwest Community Bank and Stuart McFarland (Filed as Exhibit 10.9.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated herein by reference).

10.10.1 Life Insurance Endorsement Method Split Dollar Plan Agreement dated January 6, 2003 for Stuart F. McFarland (filed as Exhibit 10.10 to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.10.2 First Amendment to the Life Insurance Endorsement Method Split Dollar Plan Agreement by and between Southwest Community Bank and Stuart McFarland (Filed as Exhibit 10.10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated herein by reference).

10.11 Modification of Employment Agreement dated November 20, 2003 with Stuart F. McFarland (filed as Exhibit 10.11 to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.12 Employment Agreement dated December 31, 2000 with Tim Dewan (filed as Exhibit 10.12 to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.13P Lease Agreement (600 B Street, Suite 2202) (filed in paper format pursuant to a continuing hardship exemption granted under SEC Regulation S-T Section 232.202 as Exhibit 10.13P to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.14P Sublease Agreement (600 B Street, Suite 2202) (filed in paper format pursuant to a continuing hardship exemption granted under SEC Regulation S-T Section 232.202 as Exhibit 10.14P to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.15P Lease Agreement (1146 West Valley Parkway, Suite 102) (filed in paper format pursuant to a continuing hardship exemption granted under SEC Regulation S-T Section 232.202 as Exhibit 10.15P to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.16P Lease Agreement (1235 Avocado Boulevard) (filed in paper format pursuant to a continuing hardship exemption granted under SEC Regulation S-T Section 232.202 as Exhibit 10.16P to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.17P Lease Agreement (26755 Jefferson Avenue) (filed in paper format pursuant to a continuing hardship exemption granted under SEC Regulation S-T Section 232.202 as Exhibit 10.17P to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.18P Lease Agreement (2401 E. Katella Avenue) (filed in paper format pursuant to a continuing hardship exemption granted under SEC Regulation S-T Section 232.202 as Exhibit 10.18P to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.19P Lease Agreement (5810 El Camino Real) (filed in paper format pursuant to a continuing hardship exemption granted under SEC Regulation S-T Section 232.202 as Exhibit 10.19P to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.20P Lease Agreement (330 North Brand, Suite 525) (filed in paper format pursuant to a continuing hardship exemption granted under SEC Regulation S-T Section 232.202 as Exhibit 10.20P to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.21P Lease Agreement (277 North El Camino Real) (filed in paper format pursuant to a continuing hardship exemption granted under SEC Regulation S-T Section 232.202 as Exhibit 10.21P to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.22P Lease Agreement (2235 Polvorosa Avenue, Suite 260) (filed in paper format pursuant to a continuing hardship exemption granted under SEC Regulation S-T Section 232.202 as Exhibit 10.22P to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.23P Lease Agreement (9440 Telstar Avenue, Suite 6) (filed in paper format pursuant to a continuing hardship exemption granted under SEC Regulation S-T Section 232.202 as Exhibit 10.23P to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.24P Lease Agreement (267 North El Camino Real) (filed in paper format pursuant to a continuing hardship exemption granted under SEC Regulation S-T Section 232.202 as Exhibit 10.24P to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.25P Lease Agreement (5611 Palmer Way, Suite G) (filed in paper format pursuant to a continuing hardship exemption granted under SEC Regulation S-T Section 232.202 as Exhibit 10.25P to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.26P Lease Agreement (41188 Sandalwood Circle) (filed in paper format pursuant to a continuing hardship exemption granted under SEC Regulation S-T Section 232.202 as Exhibit 10.26P to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.27P Lease Agreement (41162 Sandalwood Circle, Unit A) (filed in paper format pursuant to a continuing hardship exemption granted under SEC Regulation S-T Section 232.202 as Exhibit 10.27P to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on March 11, 2004 and incorporated herein by reference).

10.28 Southwest Community Bank 401(k) Plan, as amended (filed as Exhibit 10.26 to the Company's Registration Statement on Form 10 filed on January 12, 2004 and incorporated herein by reference).

10.29 Employment Agreement dated October 29, 2004 with Alan J. Lane (filed as Exhibit 10.30 to the Company's Current Report on Form 8-K/A filed on November 11, 2004 and incorporated herein by reference).

10.30 Executive Supplemental Compensation Agreement dated January 20, 2005 with Alan J. Lane (Filed as Exhibit 10.30 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated herein by reference).

10.31 Lease Agreement (599 North E. Street, San Bernardino) (Filed as Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated herein by reference).

10.32 Lease Agreement (5650 El Camino Real, Suite 130, Carlsbad) (Filed as Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated herein by
10.33 reference).

Asset Purchase Agreement, among Financial Data Solutions, Inc., Southwest Community Bancorp, and Float Acquisition Corp. dated June 7, 2005 (filed as Exhibit 10.33 to the Company's Current Report on
10.34 Form 8-K filed on June 13, 2005 and incorporated herein by reference).

Escrow Agreement dated June 7, 2005 (filed as Exhibit 10.34 to the Company's Current Report on Form
10.35 8-K filed on June 13, 2005 and incorporated herein by reference)

Lease Agreement (8250 White Oak Avenue, Rancho Cucamonga) (filed as Exhibit 10.33 to the Company's Quarterly Report on Form 10-Q filed on August 15, 2005 and incorporated herein by
10.36 reference).

Employment Agreement dated November 7, 2005 with Frank J. Mercardante (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 14, 2005 and incorporated herein by reference).

11.1 Statement re: Computation of Per Share Earnings (See Note 16 of the Notes to Consolidated Financial Statements contained in "ITEM 8 — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" of this Annual Report on Form 10-K).

12.1 Not applicable.

14 Code of Ethics (filed as Exhibit 14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference).

21 Subsidiaries of the Registrant

23 Consent of Independent Registered Public Accounting Firm

31.1 Section 302 Certification of Frank J. Mercardante.

31.2 Section 302 Certification of James L. Lemery.

32.1 Section 906 Certification of Frank J. Mercardante.

32.2	Section 906 Certification of James L. Lemery.

(b) Exhibits
The exhibits listed above in Item 15(a)(3) above are incorporated herein by this reference.

(c) Excluded Financial Statements
Not Applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SOUTHWEST COMMUNITY BANCORP

Dated: March 15, 2006	By:	/s/ Frank J. Mercardante Frank J. Mercardante *(Chief Executive Officer)*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Allan W. Arendsee Allan W. Arendsee	Director	March 15, 2006
/s/ Carol M. Beres Carol M. Beres	Director	March 15, 2006
/s/ Richard T. L. Chan Richard T. L. Chan	Director	March 15, 2006
/s/ Karen J. Estes Karen J. Estes	Director	March 15, 2006
/s/ Philip H. Holtkamp Philip H. Holtkamp	Director	March 15, 2006
/s/ Alan J. Lane Alan J. Lane	Director, President	March 15, 2006
/s/ James L. Lemery James L. Lemery	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 15, 2006
/s/ Howard B. Levenson Howard B. Levenson	Chairman of the Board	March 15, 2006
/s/ Stuart F. McFarland Stuart F. McFarland	Director, Executive Vice President	March 15, 2006
/s/ Frank. J. Mercardante Frank J. Mercardante	Director, Chief Executive Officer (Principal Executive Officer)	March 15, 2006
/s/ Paul M. Weil Paul M. Weil	Vice Chairman and Corporate Secretary	March 15, 2006

CORPORATE PROFILE

Southwest Community Bancorp is the parent company of Southwest Community Bank, a San Diego County-headquartered independent bank dedicated to serving the diverse financial needs of Southern California's dynamic business community. Southwest Community Bank was founded in 1997 in response to strong market demand for a community-focused, locally managed business bank. With a commitment to "service at the next level," Southwest Community Bank has distinguished itself as the "Premier Business Bank" in the markets it serves. Our success is driven by a highly experienced management team, customized banking solutions, local decision-making, and first-hand knowledge of the area's market dynamics and economic conditions. We have been effective in delivering one-on-one, personalized service, reminiscent of yesterday, with all the convenience and sophistication of today's technology-driven society. This "high-touch, high tech" approach has played a significant role in our past success. We have nine full service branches and a loan production office in five Southern California counties. As a hedge against possible fluctuations in Southern California's loan demand, Southwest Community Bancorp also maintains LPOs or representative offices in Illinois, Utah and Virginia.

SHAREHOLDER INFORMATION, DIRECTORS, COMPANY & BANK OFFICERS

INVESTOR INFORMATION

Current and prospective investors will find the Company's Annual Report, Form 10-Ks, Form 10-Qs, Proxy Statements, earnings announcements, and other publications on our website at **www.swcbank.com**. This Annual Report also serves as the annual disclosure statement for Southwest Community Bank under FDIC Regulation Part 350.

To obtain hard copies of these reports without charge, shareholders may contact the address below:

Investor Relations
Southwest Community Bancorp
5810 El Camino Real, Ste. D
Carlsbad, CA 92008

Common Stock:
The Company's common stock trades on the NASDAQ-CM under the symbol "SWCB."

Transfer Agent and Registrar:
U.S. Stock Transfer Corp.
1745 Gardena Avenue
Glendale, CA 91204-2991
(800) 835-8778
Website: www.usstock.com

Special Meeting of Shareholders:
The Special Meeting of Shareholders will be held on Wednesday, May 31, 2006 at 6:00 p.m. Pacific time in the Orchid Room at the La Costa Resort, 2100 Costa del Mar Road, Carlsbad, CA 92009.

CORPORATE INFORMATION

Corporate Address
5810 El Camino Real, Suite D
Carlsbad, CA 92008

Corporate Counsel
Paul M. Weil, Esq., General Counsel
S. Alan Rosen, Esq., Securities Counsel

Independent Auditors
Vavrinek, Trine, Day & Co., LLP
8270 Aspen Street
Rancho Cucamonga, CA 91730

BOARD OF DIRECTORS

Allan W. Arendsee, Investor
Carol M. Beres, Investor, Asset Manager
Richard T. L. Chan, President, CC IMEX dba Embi Tec, a bio-tech supply company
Karen J. Estes, Insurance Agent, Teague Insurance Agency
Philip H. Holtkamp, Certified Public Accountant, Partner, Diehl, Evans & Company, LLP
Alan J. Lane, President & Chief Operating Officer, Southwest Community Bancorp
Howard B. Levenson, Securities Broker/Dealer and Investment Banker, Chairman/Chief Executive Officer, Western Financial Corporation
Stuart F. McFarland, Executive Vice President, Southwest Community Bancorp
Frank J. Mercardante, Chief Executive Officer, Southwest Community Bancorp
Paul M. Weil, Attorney, Paul M. Weil & Associates

COMPANY OFFICERS

Frank J. Mercardante, Chief Executive Officer
Alan J. Lane, President & Chief Operating Officer
James L. Lemery, Executive Vice President & Chief Financial Officer
Stuart F. McFarland, Executive Vice President
Paul M. Weil, Corporate Secretary

BANK OFFICERS

Frank J. Mercardante, Chief Executive Officer
Alan J. Lane, President, Northern Division
Stuart F. McFarland, President, Southern Division
James L. Lemery, Executive Vice President & Chief Financial Officer
Roy D. Lewis, Executive Vice President & Chief Credit Officer
Dennis P. Stytz, Executive Vice President & SBA Division Manager

SOUTHWEST COMMUNITY BANCORP

www.swcbank.com

Administrative Offices
[illegible] El Camino Real, Ste. D
Carlsbad, CA 92008
(760) 918-2612

El Cajon
1235 Avocado Boulevard
El Cajon, CA 92020
(619) 593-3940

Murrieta
26755 Jefferson Avenue, Ste. C
Murrieta, CA 92562
(951) 677-0770

Anaheim
[illegible] E. Katella Avenue, Ste. 100
Anaheim, CA 92806
[illegible] 3970

Encinitas
277 North El Camino Real
Encinitas, CA 92024
(760) 634-6400

Rancho Cucamonga
8250 White Oak Avenue, Ste. 100
Rancho Cucamonga, CA 91730
(909) 919-2560

Carlsbad
[illegible] El Camino Real Ste. 130
Carlsbad, CA 92008
[illegible] 2600

Escondido
1146 West Valley Parkway, Ste. 102
Escondido, CA 92025
(760) 781-5440

San Bernardino
599 North E Street, Ste. 100
San Bernardino, CA 92401
(909) 422-3780

Downtown San Diego
[illegible] Street, Ste. 2202
San Diego, CA 92101
[illegible] 0279

Glendale (LPO)
330 North Brand Boulevard, Ste. 650
Glendale, CA 91203
(818) 551-9956

SBA Division:
Toll Free (877) 792-7722

Real Estate Finance:
Toll Free (800) 587-1400